Suite 1901 - 130 Adelaide Street West Toronto, ON Canada M5H 3P5 Telephone: (416) 364-4938 Fax: (416) 364-5162 Email: ir@AvalonAM.com http://www.avalonadvancedmaterials.com

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

AS A RESULT OF THE GOVERNMENTAL PROHIBITION AGAINST GROUP GATHERINGS AND TO HELP REDUCE THE SPREAD OF COVID-19, THIS MEETING WILL BE HELD VIA TELECONFERENCE, AND ONLY REGISTERED SHAREHOLDERS AND/OR THEIR DULY APPOINTED PROXYHOLDERS MAY ATTEND THE MEETING. HOWEVER, IN ORDER THAT AS MANY SHARES AS POSSIBLE ARE REPRESENTED AT THE MEETING, WE ARE REQUESTING THAT SHAREHOLDERS VOTE THEIR COMMON SHARES BY PROXY PRIOR TO THE MEETING, AS PER THE VOTING AND PROXY INSTRUCTIONS THAT ARE SET OUT IN THE ACCOMPANYING INFORMATION CIRCULAR.

AS ATTENDANCE AT THE MEETING WILL BE RESTIRCICTED, THE COMPANY WILL HOLD A SHAREHOLDER UPDATE PRESENTATION AT 2:00 P.M. (TORONTO TIME) ON THE SAME DAY AS THE MEETING (THURSDAY, FEBRUARY 25, 2021) TO ALL SHAREHOLDERS AND OTHER INTERESTED PARTIES.  ACCESS TO THIS EVENT IS AVAILABLE BY USING THE FOLLOWING LINK HTTPS://US02WEB.ZOOM.US/J/81352580061 OR BY DIALING 647-374-4685 AND ENTERING MEETING ID: 813 5258 0061.

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "Meeting") of the shareholders of Avalon Advanced Materials Inc. (the "Company") will be held via teleconference at 10:00 a.m. (Toronto time) on Thursday, February 25, 2021, for the following purposes:

(1) to elect the directors of the Company for the ensuing year;

(2) to appoint the auditors of the Company for the ensuing year and to authorize the directors of the Company to fix the remuneration of the auditors;

(3) to consider and, if deemed advisable, to pass an ordinary resolution, with or without variation, approving amendments to the Company's By-law No. 1, as more particularly described in the accompanying information circular;

(4) to consider and, if deemed advisable, to pass an ordinary resolution, with or without variation, approving the adoption of the Company's Deferred Share Unit Plan, as more particularly described in the accompanying information circular;

(5) to consider and, if deemed advisable, to pass an ordinary resolution, with or without variation, approving the adoption of the Company's Restricted Share Unit Plan, as more particularly described in the accompanying information circular;

(6) to consider and, if deemed advisable, to pass a special resolution, with or without variation, approving amendments to the Company's articles to (i) consolidate the common shares of the Company on the basis of one post-consolidation common share for every 500 pre-consolidation common shares outstanding; and (ii) subsequently split the post-consolidation common shares on the basis of 500 post-split common shares for every one pre-split common share, as more particularly described in the accompanying information circular;

(7) to receive the audited financial statements of the Company for the financial year ended August 31, 2020 together with the report of the auditors thereon (the "Annual Financial Statements"); and

(8) to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

Only registered shareholders and/or their duly appointed proxyholders may attend the Meeting and vote.  As the Meeting is being conducted virtually, each registered shareholder and/or their duly appointed proxyholder will be required to validate their identity through a registration process by providing their name, email address, number of shares held, control number and address on file with the Company in order to gain access and attend the Meeting.  The registration process will open at 10:00 a.m. (Toronto time) on February 23, 2021 and will close at 8:00 a.m.  (Toronto time) on the meeting date.  Registered shareholders and/or their proxyholders are directed to click on the following link in order to register for the Meeting:  https://us02web.zoom.us/meeting/register/tZUtceuorDMtG9UIptJIlUKZeeclaiSn0dU5.  Any registered shareholder or duly appointed proxyholder who has not registered and joined the Meeting prior to the Meeting start time will not be permitted entry into the Meeting.  Registered shareholders and/or duly appointed proxyholders will be advised of the process to vote, ask questions and engage in discussion at the commencement of the Meeting.

As described in the notice and access notification mailed to Non-registered Shareholders of the Company (as defined in the accompanying information circular), the Company has decided to deliver the accompanying information circular to Non-registered shareholders by posting it to the website hosted by the Company's transfer agent, TSX Trust Company at https://docs.tsxtrust.com/2096.  The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and it will also reduce the Company's printing and mailing costs.  Due to certain requirements of the Canada Business Corporations Act, the Company is sending a paper copy of the complete proxy package, including this notice of Meeting and accompanying information circular, and the Annual Financial Statements and related management's discussion and analysis to registered shareholders.  The accompanying information circular and the Annual Financial Statements and related management's discussion and analysis are also available on SEDAR at www.sedar.com and on the Company's website at http://www.avalonadvancedmaterials.com/investors/regulatory_filings/.  Shareholders may request paper copies of the accompanying information circular at no cost online at https://docs.tsxtrust.com/2096 or by calling toll-free at 1-866-600-5869.

Particulars of the foregoing matters are set forth in the accompanying information circular.  The directors of the Company have fixed the close of business on January 12, 2021 as the record date for the determination of the shareholders of the Company entitled to receive notice of, and to vote at, the Meeting.

Registered shareholders who are unable to attend the Meeting via teleconference are requested to complete, date, sign and return the accompanying form of proxy in the enclosed return envelope, or to vote their shares online.  All instruments appointing proxies to be used at the Meeting or at any adjournment thereof must be deposited with TSX Trust Company, 100 Adelaide Street West, Suite 301, Toronto, Ontario, Canada M5H 4H1, fax number: (416) 595-9593 not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chair of the Meeting in their discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

DATED at Toronto, Ontario this 12th day of January, 2021.

BY ORDER OF THE BOARD OF DIRECTORS

Donald S. Bubar

President and Chief Executive Officer

Suite 1901 - 130 Adelaide Street West Toronto, ON Canada M5H 3P5 Telephone: (416) 364-4938 Fax: (416) 364-5162 Email: ir@AvalonAM.com http://www.avalonadvancedmaterials.com

INFORMATION CIRCULAR

As at and dated January 12, 2021

(unless otherwise noted)

GENERAL PROXY INFORMATION

Solicitation of Proxies

This information circular (this "Information Circular") is furnished in connection with the solicitation of proxies by the management and the directors of Avalon Advanced Materials Inc. (the "Company") for use at the annual and special meeting of the shareholders of the Company (the "Meeting") to be held via teleconference at 10:00 a.m. (Toronto time) on Thursday, February 25, 2021, and at all adjournments thereof for the purposes set forth in the accompanying notice of the Meeting (the "Notice of Meeting").  The solicitation of proxies will be made primarily by mail, using notice and access for Non-registered Shareholders (as defined below), and may be supplemented by telephone or other personal contact by the directors, officers and employees of the Company.  Directors, officers and employees of the Company will not receive any extra compensation for such activities.  The Company may also retain, and pay a fee to, one or more professional proxy solicitation firms to solicit proxies from the shareholders of the Company in favour of the matters set forth in the Notice of Meeting.  The Company may pay brokers or other persons holding common shares of the Company ("Common Shares") in their own names, or in the names of nominees, for their reasonable expenses for sending proxies and this Information Circular to beneficial owners of Common Shares and obtaining proxies therefrom.  The cost of the solicitation will be borne directly by the Company.

No person is authorized to give any information or to make any representation other than those contained in this Information Circular and, if given or made, such information or representation should not be relied upon as having been authorized by the Company.  The delivery of this Information Circular shall not, under any circumstances, create an implication that there has not been any change in the information set forth herein since the date hereof.

Non-Registered Shareholders

Only registered shareholders of the Company, or the persons they duly appoint as their proxyholder, are entitled to attend and vote at the Meeting.  However, in many cases, Common Shares beneficially owned by a person (a "Non-registered Shareholder") are registered either:

(a) in the name of an intermediary (an "Intermediary") with whom the Non-registered Shareholder deals in respect of the Common Shares (Intermediaries include, among others: banks, trust companies, securities dealers or brokers, trustees or administrators of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan and similar plans); or

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Information Circular as of and dated January 12, 2021

(b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited, in Canada, and the Depository Trust Company, in the United States) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") of the Canadian Securities Administrators (the "CSA"), the Company is generally required to distribute copies of the Notice of Meeting, this Information Circular and its form of proxy or voting instruction form, as applicable, (collectively the "Meeting Materials") to the Intermediaries and clearing agencies for onward distribution to Non-registered Shareholders.  The Company has elected to deliver this Information Circular to Non-registered Shareholders by distributing a notification of meeting, along with the form of proxy or voting instruction form, as applicable, (together, the "Mailed Materials") to the Intermediaries and clearing agencies for onward distribution to Non-registered Shareholders, and posting this Information Circular on the website maintained by TSX Trust Company ("TSX Trust") at https://docs.tsxtrust.com/2096.  See "Notice and Access" below for further information.  Intermediaries are required to forward the Mailed Materials to Non-registered Shareholders unless the Non-registered Shareholders have waived the right to receive them.  Intermediaries often use service companies to forward the Mailed Materials to Non-registered Shareholders.  Notwithstanding the foregoing, there are two kinds of Non-registered Shareholders, namely: (i) those who object to their name being made known to the issuers of the securities they own (called "OBOs" for Objecting Beneficial Owners); and (ii) those who do not object to their name being made known to the issuers of the securities they own (called "NOBOs" for Non-Objecting Beneficial Owners).  Subject to the provisions of NI 54-101, issuers can request and obtain a list of their NOBOs from Intermediaries via their transfer agents and use the NOBO list for distribution of proxy-related materials directly to NOBOs.  The Company intends to take advantage of those provisions of NI 54-101 that permit it to deliver the Mailed Materials directly to its NOBOs, through TSX Trust, who have not waived the right to receive them.  As a result, NOBOs in Canada can expect to receive the Mailed Materials from TSX Trust.  The voting instruction forms are to be completed and returned to TSX Trust in accordance with the instructions provided by TSX Trust either in the envelope provided by TSX Trust or by facsimile.  In this regard, TSX Trust is required to follow the voting instructions properly received from NOBOs.  TSX Trust will tabulate the results of the voting instruction forms received from NOBOs with respect to the Common Shares represented by the voting instruction forms they receive.

The Meeting Materials are being sent to both registered shareholders and Non-registered Shareholders.  If you are a Non-registered Shareholder, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding the Common Shares on your behalf.

By choosing to send these materials to you directly, the Company (and not the Intermediary holding the Common Shares on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the request for voting instructions.

Generally, OBOs who have not waived the right to receive Mailed Materials will either:

(a) be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the OBO and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.  Typically, the voting instruction form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information.  In order for the form of proxy to validly constitute a voting instruction form, the OBO must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

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Information Circular as of and dated January 12, 2021

(b) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the OBO but which is otherwise not completed by the Intermediary.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the OBO when submitting the proxy.  In this case, the OBO who wishes to submit a proxy should properly complete the form of proxy and deposit it with TSX Trust Company, 100 Adelaide Street West, Suite 301, Toronto, Ontario, Canada M5H 4H1.

The Company intends to pay for an Intermediary to deliver the Mailed Materials to OBOs.

In either case, the purpose of these procedures is to permit Non-registered Shareholders to direct the voting of the Common Shares they beneficially own.  Should a Non-registered Shareholder who receives either a voting instruction form or a form of proxy wish to attend the Meeting and vote in person (or have another person attend and vote on behalf of the Non-registered Shareholder), the Non-registered Shareholder should strike out the names of the persons named in the form of proxy and insert the Non-registered Shareholder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the directions indicated on the form.  In either case, Non-registered Shareholders should carefully follow the instructions of their Intermediaries and their service companies, TSX Trust or Broadridge Financial Solutions, Inc., as applicable, including those regarding when and where the voting instruction form or the proxy is to be delivered.

Notice and Access

Under the notice and access rules adopted by the CSA, public companies are permitted to advise their shareholders of the availability of their information circulars on an easily-accessible website, rather than mailing paper copies.

The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and the Company's carbon footprint, and it will also reduce the Company's printing and mailing costs.  The Company has therefore decided to deliver this Information Circular to Non-registered Shareholders by posting it on TSX Trust's website at https://docs.tsxtrust.com/2096.  This Information Circular will also be available on SEDAR at www.sedar.com and on the Company's website at http://www.avalonadvancedmaterials.com/investors/regulatory_filings/.  Non-registered Shareholders who wish to receive paper copies of this Information Circular may request paper copies online at https://docs.tsxtrust.com/2096 or by calling toll-free at 1-866-600-5869.

Requests for paper copies must be received at least five business days in advance of the Proxy Deposit Deadline (as defined below) in order to receive this Information Circular in advance of the Proxy Deposit Deadline and the Meeting.  This Information Circular will be sent to such shareholders within three business days of their request, if such requests are made before the Proxy Deposit Deadline.  Those shareholders with existing instructions on their account to receive a paper copy of the Meeting Materials will receive a paper copy of this Information Circular.

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Information Circular as of and dated January 12, 2021

Due to certain requirements of the Canada Business Corporations Act (the "Act"), the Company is sending a paper copy of the complete proxy package, including the Notice of Meeting, this Information Circular, and the Annual Financial Statements and related management's discussion and analysis to registered shareholders.  The Annual Financial Statements and related management's discussion and analysis are also available on SEDAR at www.sedar.com and on the Company's website at http://www.avalonadvancedmaterials.com/investors/regulatory_filings/.

Appointment and Revocation of Proxies

The persons named in the form of proxy accompanying this Information Circular are directors and/or officers of the Company.  A shareholder of the Company has the right to appoint a person or company (who need not be a shareholder), other than the persons whose names appear in such form of proxy, to attend and act for and on behalf of such shareholder at the Meeting and at any adjournment thereof.  Such right may be exercised by either striking out the names of the persons specified in the form of proxy and inserting the name of the person or company to be appointed in the blank space provided in the form of proxy, or by completing another proper form of proxy and, in either case, delivering the completed and executed proxy to TSX Trust Company, 100 Adelaide Street West, Suite 301, Toronto, Ontario, Canada M5H 4H1 in time for use at the Meeting in the manner specified in the Notice of Meeting.

A registered shareholder of the Company who has given a proxy may revoke the proxy at any time prior to use by: (a) depositing an instrument in writing, including another completed form of proxy, executed by such registered shareholder or by their attorney authorized in writing or by electronic signature or, if the registered shareholder is a corporation, by an officer or attorney thereof properly authorized, either: (i) at the principal office of the Company, 130 Adelaide Street West, Suite 1901, Toronto, Ontario, Canada M5H 3P5, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof (the "Proxy Deposit Deadline"), (ii) with TSX Trust Company, 100 Adelaide Street West, Suite 301, Toronto, Ontario, Canada M5H 4H1, by the Proxy Deposit Deadline, or (iii) with the chair of the Meeting on the day of the Meeting or any adjournment thereof; (b) transmitting, by telephone or electronic means, a revocation that complies with paragraphs (i), (ii) or (iii) above and that is signed by electronic signature, provided that the means of electronic signature permits a reliable determination that the document was created or communicated by or on behalf of such shareholder or by or on behalf of their attorney, as the case may be; or (c) in any other manner permitted by law including attending the Meeting in person.  Late proxies may be accepted or rejected by the Chair of the Meeting in their discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

A Non-registered Shareholder who has submitted a proxy may revoke it by contacting the Intermediary through which the Non-registered Shareholder's Common Shares are held and following the instructions of the Intermediary respecting the revocation of proxies.

Exercise of Discretion by Proxies

The Common Shares represented by an appropriate form of proxy will be voted for, against or withheld from voting, as applicable, on any ballot that may be conducted at the Meeting, or at any adjournment thereof, in accordance with the instructions of the shareholder thereon, and if the shareholder specifies a choice on any matter to be acted upon, the Common Shares of such shareholder will be voted accordingly.  In the absence of instructions, such Common Shares will be voted FOR each of the matters referred to in the Notice of Meeting as specified thereon.

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Information Circular as of and dated January 12, 2021

The enclosed form of proxy, when properly completed and signed, confers discretionary authority upon the persons named therein to vote on any amendments to or variations of the matters identified in the Notice of Meeting and on other matters, if any, which may properly be brought before the Meeting or any adjournment thereof.  At the date hereof, management of the Company knows of no such amendments or variations or other matters to be brought before the Meeting.  However, if any other matters which are not now known to management of the Company should properly be brought before the Meeting, or any adjournment thereof, the Common Shares represented by such proxy will be voted on such matters in accordance with the judgment of the person named as proxy therein.

Signing of Proxy

The form of proxy must be signed by the shareholder of the Company or the duly appointed attorney of the shareholder of the Company authorized in writing or, if the shareholder of the Company is a corporation, by a duly authorized officer of such corporation.  A form of proxy signed by the person acting as attorney of the shareholder of the Company or in some other representative capacity, including an officer of a corporation which is a shareholder of the Company, should indicate the capacity in which such person is signing and should be accompanied by the appropriate instrument evidencing the qualification and authority to act of such person, unless such instrument has previously been filed with the Company.  A shareholder of the Company or their attorney may sign the form of proxy or a power of attorney authorizing the creation of a proxy by electronic signature provided that the means of electronic signature permits a reliable determination that the document was created or communicated by or on behalf of such shareholder or by or on behalf of their attorney, as the case may be.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Description of Share Capital

The Company is authorized to issue an unlimited number of Common Shares without par value. There are 348,563,157 Common Shares outstanding as at January 12, 2021.

The Company is also authorized to issue up to 25,000,000 preferred shares, in series, without par value, of which 950 have been issued and none are outstanding as at January 12, 2021.

At an annual meeting of the Company, on a show of hands or a vote by ballot, every registered holder of Common Shares present in person and entitled to vote and every proxyholder duly appointed by a registered shareholder who would have been entitled to vote shall have one vote and, on a poll, every registered shareholder present in person or represented by proxy or other proper authority and entitled to vote shall have one vote for each share of which such shareholder is the registered holder.  Common Shares represented by proxy will only be voted if a ballot is called for.  A ballot may be requested by a registered shareholder or proxyholder present at the Meeting or required because the number of votes attached to Common Shares represented by proxies that are to be voted against a matter is greater than 5% of the votes that could be cast at the Meeting.

Record Date

The directors of the Company have fixed January 12, 2021 as the record date for the determination of the shareholders of the Company entitled to receive notice of, and to vote at, the Meeting.  Shareholders of the Company of record at the close of business on January 12, 2021 will be entitled to vote at the Meeting.

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Information Circular as of and dated January 12, 2021

Ownership of Securities of the Company

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights of the Company. The officers of the Company and the individuals nominated by management for election as directors collectively own or control, directly or indirectly, in the aggregate, 8,215,534 Common Shares, representing approximately 2.36% of the outstanding Common Shares as at January 12, 2021.

PARTICULARS OF MATTERS TO BE ACTED UPON

1. Election of Directors

The Board currently consists of five directors.  The table below and the notes thereto state the names of the five persons nominated by management for election as directors, all other positions and offices with the Company now held by them, their principal occupations or employment for the preceding five years, the period or periods of service as directors of the Company and the number of voting securities of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as of the date hereof.

Majority Voting Policy

The Board has adopted a policy providing that in an uncontested election of directors, any nominee who receives a greater number of votes ''withheld'' than votes ''for'' will tender their resignation to the Chair of the Board promptly following the shareholders' meeting.  The Compensation, Governance and Nominating Committee (the "CGN Committee") of the Board will consider the offer of resignation and will make a recommendation to the Board on whether to accept it.  In considering whether or not to accept the resignation, the CGN Committee will consider all factors deemed relevant by members of such Committee. The CGN Committee will be expected to accept the resignation except in exceptional circumstances that warrant the applicable director continuing to serve on the Board.  The Board will make its final decision and announce it in a press release within 90 days following the Meeting.  A director who tenders their resignation pursuant to this policy will not participate in any meeting of the Board or the CGN Committee at which the resignation is considered.  A copy of the Majority Voting Policy can be found on the Company's website at www.avalonadvancedmaterials.com.

Advance Notice By-Law

The Company has adopted a by-law (By-Law No.2) related to the nomination of directors by shareholders of the Company in certain circumstances.  By-Law No.2 provides a process for shareholders to follow for director nominations and sets out a reasonable time frame for nominee submissions and the provision of accompanying information.  The purpose of By-Law No.2 is to treat all shareholders fairly by ensuring that all shareholders receive adequate notice of the nominations to be considered at a meeting and can thereby exercise their voting rights in an informed manner.  In addition, By-Law No.2 should assist in facilitating an orderly and efficient meeting process.  As of the date hereof, the Company has not received notice of any director nominations in connection with this year's Meeting within the time periods prescribed by the advance notice provisions contained in By-Law No.2.  Assuming no nominations are received by January 26, 2021, the only persons eligible to be nominated for election to the Board are the below nominees.

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Proxies received appointing directors of the Company will be voted FOR the election of the nominees named in the table below, unless a shareholder has specified in the proxy that the Common Shares are to be withheld from voting in respect thereof.  Management has no reason to believe that any of the nominees will be unable to serve as a director but, if a nominee is for any reason unavailable to serve as a director, proxies appointing directors and/or officers of the Company will be voted in favour of the remaining nominees and may be voted for a substitute nominee, unless the shareholder has specified in the proxy that the Common Shares are to be withheld from voting in respect of the election of directors.

Name, Province/State and Country of Residence	Position with the Company	Present Principal Occupation, Business or Employment for the Past Five Years	Director Since	Common Shares Beneficially Owned, Directly or Indirectly or Controlled or Directed*
Donald Bubar Ontario, Canada	Director, President and CEO	President and CEO of the Company	February 17, 1995	7,461,100
Alan Ferry(1)(2) Ontario, Canada	Director, Chair of the Board	Self-employed businessperson; Chair, Plateau Energy Metals Inc.; Director, Guyana Goldfields Inc. 1998-2019.	February 24, 2000	225,000
Naomi Johnson(2) Ontario, Canada	Director	Self-employed businessperson; Vice President of Community Relations at Titan Mining Corporation from April 2018 to January 2019, prior thereto Partner and Senior Director, Community Relations, Barrick Gold Corporation, January 2016 to November 2017; prior thereto Senior Director, Community Relations, Barrick Gold Corporation	September 10, 2019	-
John E. Fisher(1)(2) Ontario, Canada	Director	Retired businessperson; prior thereto President and CEO, Walker Industries Holdings Limited	February 25, 2020	50,000
Marilyn Spink(1) Ontario, Canada	Director	Manager, DMC Mining, July 2018 to present; prior thereto Project manager/Pm Coach, Isherwood, February 2013 to July 2018	June 8, 2020	400
Notes: * As provided by the respective director as at January 12, 2021. (1) Member of the Company's Audit Committee. (2) Member of the Company's CGN Committee.

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Information Circular as of and dated January 12, 2021

Each director elected at the Meeting will hold office until the next annual meeting or until their successor is duly elected or appointed.

No proposed director (including any personal holding company of a proposed director):

(a) is, as at the date of this Information Circular, or has been, within the preceding 10 years, a director, CEO or CFO of any company (including the Company) that:

(i) was the subject of a cease trade or similar order (including a management cease trade order whether or not such person was named in the order) or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, (an "Order") that was issued while the proposed director was acting in the capacity as director, CEO or CFO; or

(ii) was subject to an Order that was issued after the proposed director ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO;

(b) is, as at the date of this Information Circular, or has been, within the preceding 10 years, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c) has, within the 10 years before the date of this Information Circular, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d) has been subject to:

 (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

 (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

2. Appointment of Auditors

Ernst & Young LLP, Chartered Professional Accountants have been the auditors of the Company since August 31, 2017.

Shareholders will be asked to consider and, if thought advisable, to pass an ordinary resolution to appoint Ernst & Young, LLP to serve as auditors of the Company until the next annual meeting of shareholders and to authorize the directors of the Company to fix their remuneration.  An ordinary resolution is a resolution passed by at least a majority (50%+1) of the votes cast by shareholders who voted by proxy or in person in respect of that resolution at the Meeting.

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Information Circular as of and dated January 12, 2021

The Board unanimously recommends that shareholders vote FOR the ordinary resolution to appoint the auditors and authorize the directors to fix their remuneration.  Unless a shareholder directs that their Common Shares are to be withheld from voting in connection with the appointment of auditors, the persons named in the enclosed form of proxy intend to vote FOR the appointment of Ernst & Young, LLP, to serve as auditors of the Company until the next annual meeting of the shareholders and to authorize the directors to fix their remuneration.

3. Approval of Amendments to By-Law No. 1

On January 12, 2021, the Board approved amendments to the Company's By-law No. 1 to remove the non-gender-neutral language contained therein and to update the name of the Company.  A blackline copy of By-law No. 1 reflecting the amendments is attached as Schedule B hereto.

Pursuant to the provisions of the Act, By-Law No. 1 will no longer continue in effect following the close of the Meeting unless approved by an ordinary resolution of the shareholders.  An ordinary resolution is a resolution passed by at least a majority (50%+1) of the votes cast by shareholders who voted by proxy or in person in respect of that resolution at the Meeting.

The Board unanimously recommends that shareholders vote FOR the following ordinary resolution, (the "By-Law No. 1 Resolution"), with or without variation, relating to the approval of the amendments to By-Law No. 1.  Unless a shareholder directs that their Common Shares are to be voted against the By-Law No. 1 Resolution, the persons named in the enclosed form of proxy intend to vote FOR the following By-Law No. 1 Resolution:

"BE IT RESOLVED THAT:

1. The amendments to By-law No. 1 of the Company, as set out in Schedule B attached to this Information Circular dated January 12, 2021, are hereby approved, ratified and confirmed as the current By-law No. 1 of the Company; and

2. Any one director or officer of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as such director or officer may deem necessary or desirable in connection with this resolution."

4. Approval of Deferred Share Unit ("DSU") Plan

The Board is seeking shareholder approval of the Company's DSU Plan, the particulars of which are described below.  The DSU Plan was approved by the Board and became effective as of December 1, 2020.  The DSU Plan provides for the grant of deferred share units ("DSUs") to directors of the Company ("Participants").  A copy of the DSU Plan is attached to this Information Circular as Schedule C.  The following description of the DSU Plan is a summary only and is qualified in its entirety by reference to the DSU Plan attached hereto, to which reference should be made for a complete description of all terms and conditions.

Purpose

Avalon Advanced Materials Inc.	Page 9
Information Circular as of and dated January 12, 2021

The purpose of the DSU Plan is to provide for the acquisition of DSUs by directors for the purpose of advancing the interests of the Company through the motivation, attraction and retention of directors of the Company, and to secure for the Company and the shareholders of the Company the benefits inherent in the ownership of DSU's by directors, it being generally recognized that deferred share plans aid in attracting, retaining and encouraging directors due to the opportunity offered to them to acquire a proprietary interest in and participate in the long-term success of the Company, while promoting greater alignment of the interests of the directors and the shareholders of the Company.

Administration

The DSU Plan is administered by the Board.  The Board has the authority to delegate to any director, officer, employee or a committee of the Board such powers and duties as the Board sees fit.

Participation Limits

Subject to adjustment in accordance with the terms of the DSU Plan, the maximum number of Common Shares which may be issued in connection with the redemption of DSUs granted under the DSU Plan shall be 1,750,000 Common Shares, which represent approximately 0.5% of the number of Common Shares issued and outstanding as of January 12, 2021.

In addition, the maximum number of Common Shares which may be: (i) issued to Insiders of the Company within any one year period; or (ii) issuable to Insiders of the Company, at any time, under the DSU Plan, when combined with all of the Company's other security based compensation arrangements, shall be 10% of the total issued and outstanding Common Shares from time to time,

Adjustments

The maximum number of Common Shares issuable under the DSU Plan and/or all DSUs outstanding shall be adjusted in accordance with the DSU Plan in the case of subdivisions, redivision, consolidations, other capital reorganizations or other changes affecting the Common Shares.

Awards

Directors are permitted to elect in each financial year to receive their respective director's retainer in cash, DSUs or a combination thereof (which retainer, for the purposes of the DSU Plan, does not include committee member/chair retainers, Board or committee meeting fees, or special remuneration for ad hoc services rendered to the Board).  The number of DSUs granted to a director electing to receive their retainer in DSUs is determined based on the five day volume weighted average trading price of the Company's Common Shares on the Toronto Stock Exchange (the "TSX") (or such other applicable stock exchange) prior to the date the DSUs are awarded, which will be on the last day of November, February, May and August.

In addition, the Board may grant discretionary awards of DSUs to directors of the Company from time to time, subject to such vesting, performance criteria, or other terms and conditions as the Board may prescribe.

DSUs are non-transferable (except to a Participant's estate as provided in the DSU Plan).

Unless otherwise determined by the Board, or as otherwise provided in the DSU Plan, any DSUs which have not vested on the Separation Date of a Participant (described below) shall be cancelled.

Avalon Advanced Materials Inc.	Page 10
Information Circular as of and dated January 12, 2021

As of the date of the Information Circular, no awards have been made to any director under the DSU Plan.

Dividends

Subject to the absolute discretion of the Board, in the event that a dividend (other than a stock dividend) is declared and paid by the Company on Common Shares, the Board may elect to credit each Participant with additional DSUs.

Redemptions

The Board may elect to issue cash or Common Shares, or any combination thereof, to redeem DSUs owned by a Participant within fifteen (15) days of the Participant's "Redemption Date".  Where the Board does not specify a payment method, the form of payment shall be in cash.

A Redemption Date is up to two dates selected by a Participant for the redemption of DSUs following their Separation Date, provided that in no event shall a Participant be permitted to elect a date which is earlier than the sixtieth (60th) day following the Separation Date or later than December 15 of the calendar year following the calendar year in which the Separation Date occurs.

The "Separation Date" of a Participant means the later of: (i) the date upon which the Participant ceases providing services to the Company in any capacity; and (ii) the date upon which the Participant gives or receives notice of Termination.

"Termination" means: (i) the removal of or failure to re-elect or re-appoint the Participant as a Director of the Company or an affiliate or Resignation; (ii) in the case of a Participant who is also an employee of the Company, the termination of the employment of the Participant, with or without cause, by the Company or an affiliate, regardless of whether such termination was lawful or unlawful, or Resignation; or (iii) in the case of a Participant who is also an officer of the Company, the removal of or failure to re-elect or re-appoint the Participant as an officer of the Company or an affiliate or Resignation; in each case, other than due to the death or Disability of a Participant.

"Resignation" means the cessation of Board membership or, in the case of a Participant who is also an officer or employee of the Company, the cessation of employment of a Participant with the Company or an affiliate as a result of resignation.

The number of Common Shares issued to a Participant on each Redemption Date will be equal to the number of DSUs that the Participant is entitled to redeem in Common Shares on such Redemption Date less the number of Common Shares required to pay any applicable withholding taxes. Fractional Common Shares shall not be issued, but the Participant will receive the equivalent value of such fractional Common Share in cash, less any applicable withholding taxes.  Where the Board elects to redeem a Participant's DSUs in cash, the cash payment will be based on the five day volume weighted average trading price of the Company's Common Shares prior to the Redemption Date, less any applicable withholding taxes.

In the event of the death or disability of a Participant, provided that an election of a Redemption Date has not been made, the Company shall make a payment in cash or issue Common Shares, or use a combination of such payment methods, as elected by the Board, within fifteen (15) days of the Participant's death or Disability or by the last day of the calendar year commencing immediately after the Participant's Separation Date, if earlier, in each case to or for the benefit of the Participant or the beneficiary of the Participant, as applicable.

Avalon Advanced Materials Inc.	Page 11
Information Circular as of and dated January 12, 2021

Amendment, Suspension or Termination of the DSU Plan

The Board may, in its sole discretion, at any time and from time to time: (i) amend or suspend the DSU Plan in whole or in part, (ii) amend or discontinue any DSUs granted under the DSU Plan, and (iii) terminate the DSU Plan, without prior notice to or approval by any Participants or shareholders of the Company, except as provided below.

No amendment to the following provisions of the DSU Plan shall be effective unless the Company has obtained the approval of its shareholders in accordance with the rules and policies of any stock exchange upon which the Common Shares are listed from time to time:

(a) the number of Common Shares reserved for issuance under the DSU Plan (including a change from a fixed maximum number of Common Shares to a fixed maximum percentage of Common Shares);

(b) the definition of "Participant" or the eligibility requirements for participating in the DSU Plan, where such amendment would have the potential of broadening or increasing Insider participation;

(c) the extension of any right of a Participant under the DSU Plan beyond the date on which such right would originally have expired, which benefits an Insider of the Company;

(d) any amendment to permit DSUs to be transferred other than for normal estate settlement purposes;

(e) change in the Insider participation limits of the DSU Plan which would result in shareholder approval being required on a disinterested basis; or

(f) the amendment provisions of the DSU Plan.

Deferred Share Unit Plan Resolution

The Board unanimously recommends that shareholders vote FOR the following ordinary resolution (the "Deferred Share Unit Plan Resolution"), with or without variation, relating to the approval of the DSU Plan.  Unless a shareholder directs that their Common Shares are to be voted against the Deferred Share Unit Plan Resolution, the persons named in the enclosed form of proxy intend to vote FOR the following Deferred Share Unit Plan Resolution:

"BE IT RESOLVED THAT:

1. The Company's Deferred Share Unit ("DSU") Plan, in the form attached as Schedule C to the Information Circular dated January 12, 2021, is hereby approved.

2. All unallocated rights or other entitlements under the DSU Plan are approved.

3. Any one director or officer of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as such director or officer may deem necessary or desirable in connection with this resolution."

Avalon Advanced Materials Inc.	Page 12
Information Circular as of and dated January 12, 2021

5. Approval of Restricted Share Unit ("RSU") Plan

The Board is seeking shareholder approval of the Company's RSU Plan, the particulars of which are described below.  The RSU Plan was approved by the Board and became effective as of December 1, 2020.  The RSU Plan provides for the grant of restricted share units ("RSUs") to directors, senior officers and key employees of the Company ("Participants").  A copy of the RSU Plan is attached to this Information Circular as Schedule D.  The following description of the RSU Plan is a summary only and is qualified in its entirety by reference to the RSU Plan attached hereto, to which reference should be made for a complete description of all terms and conditions.

Purpose

The purpose of the RSU Plan is to provide for the award of RSUs to directors, senior officers and key employees of the Company for the purpose of advancing the interests of the Company through the motivation, attraction and retention of such individuals of the Company, and to secure for the Company and the shareholders of the Company the benefits inherent in the ownership of RSU's by such individuals, it being generally recognized that restricted share plans aid in attracting, retaining and encouraging directors, senior officers and key employees due to the opportunity offered to them to acquire a proprietary interest in and participate in the long term success of the Company, while promoting a greater alignment of interests between its directors, senior officers, key employees and shareholders.

Administration

The RSU Plan is administered by the Board.  The Board has the authority to delegate to any director, officer, employee or a committee of the Board such powers and duties as the Board sees fit.

Participation Limits

Subject to adjustment in accordance with the terms of the RSU Plan, the maximum number of Common Shares which may be issued in connection with the redemption of RSUs granted under the RSU Plan, when combined with any other equity compensation arrangement of the Company, shall not exceed 10% of the total issued and outstanding Common Shares from time to time.

In addition, the maximum number of Common Shares which may be: (i) issued to Insiders of the Company within any one year period; or (ii) issuable to Insiders of the Company, at any time, under the RSU Plan, when combined with all of the Company's other security based compensation arrangements, shall be 10% of the total issued and outstanding Common Shares from time to time.

Adjustments

The maximum number of Common Shares issuable under the RSU Plan and/or all RSUs outstanding shall be adjusted in accordance with the term of the RSU Plan in the case of subdivisions, redivision, consolidations, other capital reorganizations, or other changes affecting the Common Shares.

Awards

The Board may grant discretionary awards of RSUs to directors, senior officers and key employees of the Company from time to time, subject to a restricted period and such vesting, performance criteria, or other terms and conditions as the Board may prescribe.  RSUs are non-transferable (except to a Participant's estate as provided in the RSU Plan).

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Information Circular as of and dated January 12, 2021

The number of RSU to be credited as of the award date to a Participant shall be determined by dividing (i) the cash value of the award by (ii) the volume-weighted average trading price of the Common Shares for the five (5) trading days immediately preceding the Award Date as reported by the TSX (or such other applicable stock exchange).

Upon the award of RSUs to a Participant, the Board shall determine the Restricted Period applicable to such RSUs.  The Board may determine a different Restricted Period with respect to different portions of the RSUs awarded to a given Participant on a given date.  The Restricted Period may expire on a given date, or upon the satisfaction of one or more Performance Conditions determined by the Board, or upon any combination of the foregoing as the Board may determine in its discretion provided the end of the Restricted Period shall be no earlier than sixty (60) days after the Award Date.  Unless the Board determines otherwise at the time of the award of RSUs, one-third (1/3) of such award of RSUs shall be restricted until the first anniversary of the Award Date, another one-third (1/3) shall be restricted until the second anniversary of the Award Date and the remaining one-third (1/3) shall be restricted until the third anniversary of the Award Date.  Unless the Board determines otherwise at the time of the award of Restricted Share Units, if the Board has imposed one or more Performance Conditions on such RSUs, the Restricted Period shall expire upon the satisfaction of the last of such Performance Conditions to be satisfied.  Notwithstanding any other provision in this RSU Plan, no Restricted Period shall end after the end of the third year following the year the services were performed in respect of the RSUs awarded.

As of the date of the Information Circular, no awards of RSUs have been made under the RSU Plan.

Cancellations

Subject to the provisions due to the death or disability of a Participant, RSUs shall be cancelled if (i) the Separation Date has occurred before the end of the Restricted Period applicable to such RSUs, unless the Board in its absolute discretion waives such cancellation of any such RSUs; or (ii) unless the Board determines otherwise at the time of the award of RSUs, if the Board has imposed one or more Performance Conditions on such RSUs, and one or more of such Performance Conditions has not been satisfied on or before the end of the applicable Restricted Period.

The "Separation Date" of a Participant means the later of: (i) the date upon which the Participant ceases providing services to the Company in any capacity; and (ii) the date upon which the Participant gives or receives notice of Termination.

"Termination" means: (i) in the case of a Director, the removal of or failure to re-elect or re-appoint the Director as a Director of the Company or an affiliate or Resignation;(ii) in the case of a key employee, the termination of the employment of the key employee, with or without cause, by the Company or an affiliate, regardless of whether such termination was lawful or unlawful, or Resignation; or (iii) in the case of a senior officer, the removal of or failure to re-elect or re-appoint the senior officer as an officer of the Company or an Affiliate or Resignation; in each case, other than due to the death or Disability of a Participant.

"Resignation" means the cessation of Board membership (in the case of a Director) or employment (in the case of a senior officer or key employee) of a Participant with the Company or an affiliate as a result of resignation.

Avalon Advanced Materials Inc.	Page 14
Information Circular as of and dated January 12, 2021

Dividends

Subject to the absolute discretion of the Board, in the event that a dividend (other than a stock dividend) is declared and paid by the Company on Common Shares, the Board may elect to credit each Participant with additional RSUs.

Redemptions

The Board may elect to issue cash or Common Shares, or any combination thereof, to redeem RSUs owned by a Participant within fifteen (15) days of the Participant's "Redemption Date".  Where the Board does not specify a payment method, the form of payment shall be in cash.

A Redemption Date is the date of the expiry of the Restricted Period for such RSU, or such Deferred Payment Date as the Participant holding such Restricted Share Unit has elected in respect thereof.

The number of Common Shares issued to a Participant on each Redemption Date will be equal to the number of RSUs that the Participant is entitled to redeem in Common Shares on such Redemption Date less the number of Common Shares required to pay any applicable withholding taxes.  Fractional Common Shares shall not be issued, but the Participant will receive the equivalent value of such fractional Common Share in cash, less any applicable withholding taxes.  Where the Board elects to redeem a Participant's RSUs in cash, the cash payment will be based on the five day volume weighted average trading price of the Company's Common Shares prior to the Redemption Date, less any applicable withholding taxes.

In the event of the death or disability of a Participant prior to the redemption of their RSUs, whether or not the Restricted Period applicable to such RSUs has expired, the Participant's RSU's shall be redeemed with a cash payment, an issuance of Common Shares or a combination thereof, at the discretion of the Board, which shall be made to the Participant, or the Participant's estate, on or about the thirtieth (30th) day after the Company is notified of the death or disability of the Participant.

Deferred Payment Date

Participants may elect to defer the receipt of all or any part of their entitlement to the Redemption Value of their RSUs until a Deferred Payment Date, provided that: (i) where a Participant's Separation Date occurs after the expiry of the Restricted Period relating to RSUs awarded to such Participant but before the Deferred Payment Date elected by the Participant for such RSUs, such Separation Date shall be deemed to be such Participant's Deferred Payment Date for such RSUs; (ii) in no event may a Participant elect a Deferred Payment Date in respect of RSUs awarded to such Participant that is later than December 15 of the third (3rd) year following the year of the services in respect of which such RSUs were awarded, and if a Participant should so elect, such Participant will be deemed to have elected as the Deferred Payment Date December 15 of the third (3rd) year following the year of services in respect of which such RSUs were awarded; and (iii) Participants who elect a Deferred Payment Date must give the Company written notice of such Deferred Payment Date not later than sixty (60) days prior to the expiration of the Restricted Period.  Participants may change a Deferred Payment Date by providing written notice to the Company not later than sixty (60) days prior to the Deferred Payment Date.

Amendment, Suspension, or Termination of Plan

The Board may, in its sole discretion, at any time and from time to time: (i) amend or suspend the Plan in any way in whole or in part, (ii) amend or discontinue any RSUs granted under the Plan in any way, and (iii) terminate the Plan, without prior notice to or approval by any Participants or shareholders of the Company, subject to the provisions below.

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Information Circular as of and dated January 12, 2021

No modification or amendment to the following provisions of the RSU Plan shall be effective unless and until the Company has obtained the approval of the shareholders of the Company in accordance with the rules and policies of the TSX (or other applicable stock exchange):

(a) the number of Common Shares reserved for issuance under the RSU Plan (including a change from a fixed maximum number of Common Shares to a fixed maximum percentage of Shares);

(b) the definition of "Participant" or the eligibility requirements for participating in the RSU Plan, where such amendment would have the potential of broadening or increasing insider participation;

(c) the extension of any right of a Participant under the RSU Plan beyond the date on which such right would originally have expired, which benefits an Insider of the Company;

(d) any amendment to permit RSUs to be transferred other than for normal estate settlement purposes;

(e) a change in the insider participation limits of the RSU Plan which would result in shareholder approval being required on a disinterested basis; or

(f) the terms of the amendment provisions of the RSU Plan.

If the Board terminates the RSU Plan, no new Restricted Share Units will be credited to the account of a Participant but previously credited Restricted Share Units shall be redeemed in accordance with the terms and conditions of the RSU Plan existing at the time of termination.  Termination of the Plan shall not affect the ability of the Board to exercise the powers granted to it hereunder with respect to Restricted Share Units granted under the Plan prior to the date of such termination.

Restricted Share Unit Plan Resolution

The Board unanimously recommends that shareholders vote FOR the following ordinary resolution (the "Restricted Share Unit Plan Resolution"), with or without variation, relating to the approval of the RSU Plan.  Unless a shareholder directs that their Common Shares are to be voted against the Restricted Share Unit Plan Resolution, the persons named in the enclosed form of proxy intend to vote FOR the following Restricted Share Unit Plan Resolution:

"BE IT RESOLVED THAT:

1. The Company's Restricted Share Unit ("RSU") Plan, in the form attached as Schedule D to the Information Circular dated January 12, 2021, is hereby approved.

2. All unallocated rights or other entitlements under the RSU Plan are approved.

3. The Company is authorized to continue to grant RSUs, rights or other entitlements under the RSU Plan until February 25, 2024, being three years from the date hereof.

4. Any one director or officer of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as such director or officer may deem necessary or desirable in connection with this resolution."

Avalon Advanced Materials Inc.	Page 16
Information Circular as of and dated January 12, 2021

6. Approval of Share Capital Amendment

The Company has a large number of registered shareholders holding a small number of Common Shares.  Based on the Company's records, there are approximately 257 registered shareholders who hold fewer than 500 Common Shares as at January 12, 2021, representing approximately 0.007% of the issued and outstanding Common Shares, with an aggregate market value of approximately $2,500.

The Company spends a significant amount of money printing and mailing materials required by statute, such as financial statements and information circulars, to these small shareholders, and servicing their accounts through the Company's registrar and transfer agent.  In addition, the Company believes that most of these shareholders will welcome the opportunity to realize the value of their Common Shares without being required to pay a brokerage or lost certificate fee, which makes disposing of their shares cost prohibitive.

Accordingly, the Board of Directors has granted approval, subject to receipt of shareholder approval at the Meeting, to amend the Articles of the Company, to:

(a) consolidate all of the issued and outstanding Common Shares of the Company on the basis of one post-consolidation Common Share for every 500 pre-consolidation Common Share (the "Consolidation"), provided, however, that registered holders of less than 500 Common Shares immediately prior to the effective time of the Consolidation shall not be entitled to receive a fractional Common Share following the Consolidation, and in lieu of any such fractional Common Share shall be entitled to receive a cash payment equal to that number of pre-Consolidation Common Shares which would otherwise result in a fractional Common Share multiplied by the volume weighted average trading price of the Common Shares on the TSX during the previous five (5) consecutive trading days prior to the effective date of the Consolidation (the "Cash Consideration"); and

(b) immediately thereafter subdivide the Company's issued and outstanding Common Shares on the basis of 500 post-subdivision Common Shares for every one pre-subdivision (and post-Consolidation) Common Share (the "Split", and together with the Consolidation the "Share Capital Amendment").

The result of the Share Capital Amendment will be that:

(a) All registered and Non-registered Shareholders holding 500 or more Common Shares immediately prior to the Share Capital Amendment will continue to hold the same number of Common Shares after the Share Capital Amendment;

(b) All registered shareholders holding less than 500 Common Shares immediately prior to the Share Capital Amendment will receive the Cash Consideration for their Common Shares;

(c) Non-registered shareholders holding less than 500 Common Shares immediately prior to the Share Capital Amendment will continue to hold the same number of Common Shares following the Share Capital Amendment, unless their Intermediary elects, on their behalf, to receive the Cash Consideration instead.

The Company will not be changing its name or its trading symbol in conjunction with the Share Capital Amendment.

Avalon Advanced Materials Inc.	Page 17
Information Circular as of and dated January 12, 2021

Following approval of the Share Capital Amendment, shareholders holding less than 500 Common Shares and shareholders holding 500 or more Common Shares may be required to take the specific actions set out below.

Registered Shareholders Holding Less Than 500 Common Shares

Registered shareholders will receive the Cash Consideration following the Consolidation without the need for further action on their part.  Upon the Consolidation becoming effective, each shareholder shall cease to have any rights as a shareholder of the Company, other than the right to receive the Cash Consideration, and will not participate in the Split.

Any certificates representing less than 500 Common Shares immediately prior to the Consolidation will become null and void upon the Company sending the Cash Consideration therefor, and will thereafter cease to represent a claim or interest of any kind or nature against the Company or TSX Trust Company.

Registered Shareholders Holding 500 or More Common Shares

In connection with the Share Capital Amendment, the Company is required to obtain a new CUSIP number for the Common Shares.  Accordingly, registered shareholders holding 500 or more Common Shares immediately prior to the Consolidation must complete and sign a letter of transmittal that will be sent out to applicable shareholders by the Company in connection with completion of the Share Capital Amendment, and return it, together with certificate(s) representing such Common Shares, to the Company's registrar and transfer agent, TSX Trust Company.  A new share certificate(s) will then be sent to the registered shareholder reflecting the new CUSIP number.  If a certificate cannot be located, the registered shareholder must contact TSX Trust Company to obtain a replacement.

Non-registered Shareholders Holding Less Than 500 Common Shares

Only registered shareholders will automatically receive the Cash Consideration.  Unless elected otherwise, Non-registered Shareholders who own Common Shares beneficially through an Intermediary will receive the same number of post-Split Common Shares that they held prior to the Consolidation.  See "Notice to Non-registered Shareholders and their Intermediaries" below.

Non-registered Shareholders Holding 500 or More Common Shares

Non-registered Shareholders who own shares beneficially through an Intermediary are not required to take any action.  The Intermediary will take the appropriate steps to ensure that the holders' accounts are adjusted to reflect the new CUSIP number.

Notice to Non-registered Shareholders and their Intermediaries

If any Non-registered Shareholder for whom an Intermediary holds less than 500 Common Shares wishes to receive the Cash Consideration rather than the equivalent number of post-Split Common Shares, the Intermediary is required to advise the appropriate depository, at or prior to 4:30 p.m. (E.S.T.) on or before March 12, 2021 (the "Determination Date"), of the number of Non-registered Shareholders for whom they are electing and the number of Common Shares so held for the purposes of determining the number of Non-registered Shareholders affected by the Share Capital Amendment and the number of Common Shares which will be eliminated pursuant to the Share Capital Amendment.

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Information Circular as of and dated January 12, 2021

If such an election is not received, these Non-registered Shareholders will participate in the Split and will receive the same number of post-Split Common Shares that they held prior to the Consolidation.

Certain Income Tax Considerations

The Cash Consideration is expected to be less than the paid up capital of the related Common Shares, and accordingly the payment of the Cash Consideration is not expected to be considered by the Company to be a taxable dividend for Canadian income tax purposes.

Accordingly, recipients of the Cash Consideration would ordinarily consider the Cash Consideration to be proceeds of disposition of their Common Shares and would report the transaction as they would other share dispositions.

This summary is of a general nature only and is not intended to be, nor should it be construed to be or relied upon as, legal or tax advice to any particular shareholder, and the Company disclaims all responsibility therefor.  This summary is not exhaustive of all Canadian federal income tax considerations.  Consequently, shareholders are urged to consult their own tax advisors for advice regarding the income tax consequences to them of disposing of their Commons Shares pursuant to the Share Capital Amendment having regard to their own particular circumstances, and any other consequences to them of such transactions under Canadian federal, provincial, territorial or local tax laws and under foreign tax laws.

Share Capital Amendment Resolution

Shareholders will be asked to consider and, if thought advisable, to pass a special resolution, with or without variation, to give effect to the Share Capital Amendment.  A special resolution is a resolution passed by not less than two-thirds (66 2/3%) of the votes cast by shareholders who voted by proxy or in person in respect of such resolution at the Meeting.

The Board unanimously recommends that shareholders vote FOR the following special resolution (the "Share Capital Amendment Resolution"), with or without variation, relating to the approval of the Share Capital Amendment.  Unless a shareholder directs that their Common Shares are to be voted against the Share Capital Amendment Resolution, the persons named in the enclosed form of proxy intend to vote FOR the following Share Capital Amendment Resolution:

"BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1. Pursuant to section 173(1)(h) of the Canada Business Corporations Act (the "CBCA"), the Articles of the Company be amended effective 12:01 a.m. (the "Consolidation Time") March 15, 2021 (or such other date as the board of directors of the Company may, in its sole discretion, determine as the effective date of the Consolidation) (the "Consolidation Date") to consolidate all of the issued and outstanding Common Shares of the Company on the basis of one post-Consolidation Common Share for every 500 pre-Consolidation Common Share.

2. Registered holders of less than 500 Common Shares on the date that the articles of amendment are filed to give effect to the Consolidation shall not be entitled to receive a fractional Common Share following the Consolidation, and in lieu of any such fractional Common Share, shall be entitled to receive a cash payment from the Company equal to that number of pre-Consolidation Common Shares which would otherwise result in a fractional Common Share multiplied by the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange during the previous five (5) consecutive trading days (the "Cash Consideration").

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Information Circular as of and dated January 12, 2021

3. Following the Company sending the Cash Consideration, any certificates representing fewer than 500 Common Shares immediately prior to the articles of amendment giving effect to the Consolidation becoming effective will cease to represent a claim or interest of any kind or nature against the Company or TMX Trust.

4. Immediately following the Consolidation Time on the Consolidation Date, the articles of the Company shall be amended to subdivide the Common Shares of the Company by changing each issued and outstanding post-Consolidation Common Share into 500 Common Shares (the "Split").

5. Any one director or officer of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such certificates, notices and documents, including the filing of articles of amendment pursuant to the CBCA and the filing of all required documentation with the Toronto Stock Exchange, and to do or cause to be done all such acts and things, as such director or officer may deem necessary or desirable in connection with this resolution.

6. Notwithstanding the passing of this special resolution by the shareholders of the Company, the board of directors of the Company is authorized, in its sole discretion, to revoke this resolution without further approval of the shareholders of the Company, at any time prior to the endorsement by the director appointed under the CBCA of a certificate of amendment of articles in respect of the Consolidation or the Split referred to in this resolution.

7. Receipt of Financial Statements

At the Meeting, the Chair of the Meeting will receive the Annual Financial Statements, which have been approved by the Board.  No vote of the shareholders of the Company is required with respect to this item of business.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

The management knows of no matters to come before the Meeting other than as set forth in the Notice of Meeting.  However, if other matters not known to the management should properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

STATEMENT OF EXECUTIVE COMPENSATION

A. Named Executive Officers

For the purposes of this Information Circular, a named executive officer ("Named Executive Officer") of the Company means each of the following individuals:

(a) a chief executive officer ("CEO") of the Company;

(b) a chief financial officer ("CFO") of the Company;

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Information Circular as of and dated January 12, 2021

(c) each of the Company's three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6 - Statement of Executive Compensation, for that financial year; and

(d) each individual who would be a Named Executive Officer under paragraph (c) above but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the financial year.

For the financial year ended August 31, 2020, the Company had four Named Executive Officers: namely, its CEO and President (Donald Bubar), its CFO and Vice President, Finance (R. James Andersen), its Vice President, Sustainability (Mark Wiseman) and its former Senior Vice President, Metallurgy and Technology Development (David Marsh).

B. Compensation Discussion and Analysis

Compensation, Governance and Nominating ("CGN") Committee

The CGN Committee of the Board is responsible for making recommendations to the Board with respect to the compensation of the executive officers of the Company as well as, among other things, awards pursuant to the Stock Option Plan and any other employee benefits and/or plans and with respect to directors' compensation.  The Board (exclusive of the CEO, who is also a member of the Board) reviews such recommendations and gives final approval to the compensation of the executive officers.  See also Schedule A - Corporate Governance Disclosure, appended to this Information Circular.

The CGN Committee currently consists of Naomi Johnson (Chair), Alan Ferry and John E. Fisher, each of whom are independent, within the meaning of National Instrument 52-110 - Audit Committees.  Each of Ms. Johnson, Mr. Ferry and Mr. Fisher has direct and extensive experience in corporate management and compensation issues in either the mining industry and/or the financial industry.  Ms. Johnson is a global CSR executive, international development specialist and a lawyer, lending a diverse and holistic perspective to developing leading-edge approaches to stakeholder risk and impact management across the private, public and not for profit sectors.  Most recently Ms. Johnson held the position of Vice President of Community Relations at Titan Mining Corporation.  Prior to this she worked for Barrick Gold Corporation from 2008 to 2017.  The last position she held at Barrick was that of Partner and Senior Director of Community Relations.  She has also worked for HATCH as Regional Practice Lead for the Americas - Social Impact.  Mr. Ferry holds a Chartered Financial Analyst designation and is a member of the committee responsible for compensation matters of Plateau Energy Metals Inc., which is a publicly listed mineral exploration company.  Mr. Fisher has worked in base and precious metals exploration in western and northern Canada for companies including Noranda Exploration and United Keno Hill Mines.  He also has extensive experience in the construction materials and waste management industries, most recently acting as President & CEO of Walker Industries Holdings Limited, a private aggregates, waste disposal and specialty chemical manufacturing company with over a thousand employees.  This experience relating to executive compensation matters collectively provides members of the CGN Committee with a suitable perspective to make decisions on the appropriateness of the Company's compensation policies and practices.

The CGN Committee has not, to-date, felt it necessary to engage any compensation consultant or advisor to assist it in the performance of its duties.

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Compensation Objectives and Structure

The overall compensation objective adopted by the CGN Committee is to ensure that executive compensation is fair and reasonable, rewards management performance and is, by being competitive, sufficient to attract and retain experienced and talented executives.  Due to the nature of the mineral industry, executive talent has significant mobility and, as a result, competition for experienced executives in the past has been strong.  The Company's compensation policies are designed to recognize this.  The foregoing objective also recognizes the fundamental value added by a motivated and committed management team in accomplishing the Company's principal corporate objectives.

Historically, the compensation provided by the Company to its executive officers, including the CEO, has had three components: base salary, bonuses and long term incentive compensation in the form of stock options (see "Summary of the Stock Option Plan").  Bonus compensation is a cash component of management compensation in order to permit the recognition of outstanding individual efforts, performance, achievements and/or accomplishments by members of the Company's management team.  Any specific bonus amounts are awarded on the recommendation of the CGN Committee and ultimately at the discretion of the Board, with bonus amounts for members of the Company's management team, other than the CEO, being based primarily on the recommendations of the CEO.  The appropriateness and amount of any bonuses to the CEO and/or management team members has to date been considered annually by the CGN Committee and Board on a discretionary basis as no formal bonus plan based on quantitative and/or qualitative benchmarks has been established for the Company as yet given the size and stage of the Company.

Base salary is the principal component of each executive officer's overall compensation and reflects the fixed component of pay that compensates the relevant executive officer for fulfilling their day to day roles and responsibilities.  The CGN Committee has typically, in the past, reviewed the base salary levels, considered the individual performance of the CEO and of each other executive officer and compared executive compensation for other companies operating in the mineral industry.

Recently, however, the overall financial condition of the Company and the overall depressed nature of the junior resource sector in Canada and elsewhere has significantly factored into the setting of the cash remuneration levels of the Company's senior management and, in particular, has resulted in there being no or minimal increases in the cash remuneration of senior management in recent years, and a reduction of certain salaries (see "Base Salary and Bonus" below).  Given the nature of the Company as an exploration and development stage resource company without existing mineral production and without any attendant revenues derived thereon, compensation has in the past been generally based on comparative, qualitative or subjective measures, rather than quantitative benchmarks.  No specific benchmarks, weights or percentages are assigned to any of the measures or objectives upon which the executive compensation is generally based.

Annual salary adjustments, if any, have historically been made on a calendar year basis, typically being determined towards the end of each calendar year and made effective January 1 of the following year.

Compensation Risk Management

The CGN Committee evaluates the risks, if any, associated with the Company's compensation policies and practices.  Implicit in the mandate of the Board is that the Company's policies and practices respecting compensation, including those applicable to the Named Executive Officers, be designed in a manner which is in the best interests of the Company and its shareholders.

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In particular, the Company's executive compensation policies incorporate a balanced compensation program design (see "Compensation Objectives and Structure") and include elements of fixed and variable compensation and short and longer term incentives.

The base salary component of the compensation provided by the Company to its executive officers is set annually.  The bonus component of the compensation provided by the Company to its executive officers in the past has been discretionary, is currently based on qualitative or subjective measures rather than quantitative benchmarks and is subject to the prior approval of the CGN Committee.  Discretionary assessment of the performance of executive officers by the Committee ensures that bonus awards align with both perceived and actual performance and the risks associated with such performance and any bonus award.  No bonuses have been awarded to any members of senior management since 2014.

The stock option component of the compensation provided by the Company to its executive officers is both "longer term" and "at risk" and, accordingly, is directly linked to the achievement of longer term value creation.  Since the benefits of such compensation, if any, are generally not realized by the executive officers until a significant period of time has passed and that there are typically deferred vesting provisions attached to each option grant (see "Summary of the Stock Option Plan" below), the incentive for executive officers to take inappropriate or excessive risks with regard to their compensation that are financially beneficial to them at the expense of the Company and its shareholders is limited.

The CGN Committee believes that it is unlikely that an executive officer would take inappropriate or excessive risks at the expense of the Company and its shareholders that would be beneficial to them with regard to their short term compensation when their longer term compensation might be put at risk from their actions.  Due to the size of the Company, the CGN Committee is able to monitor and consider any risks which may be associated with the Company's compensation policies and practices.  Risks, if any, may be identified and mitigated through regular meetings of the Board during which financial and other information relating to the Company are reviewed, and which includes senior executive compensation.  The CGN Committee has not identified any risks arising from the Company's compensation policies and practices that it believes would be reasonably likely to have a material adverse effect on the Company.

Although the Company has not as yet adopted any specific policies in this regard, in the event that a director or an executive officer purchases financial instruments that are designed to hedge or offset a decrease in the market value of the Company's equity securities granted as compensation or held, directly or indirectly by the director or the executive officer, such purchases must be disclosed in insider reporting filings.  To date, no such purchases have been disclosed by any director or executive officer of the Company.

Base Salary and Bonus

The CGN Committee, in respect of the setting of salaries for the Named Executive Officers for 2020, recommended to the Board and the Board determined that there would be no salary increase for the Named Executive Officers in 2020.  This determination recognized the then-current financial situation of the Company and the overall depressed nature of the junior resource sector in Canada.

Effective November 1, 2019, Mr. Bubar agreed to reduce his annual cash compensation from $300,000 to $250,000 indefinitely.

To assist the Company navigate the early stages of the COVID-19 pandemic, the Named Executive Officers forgave half of their compensation during the period from April 1, 2020 to August 31, 2020.

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No discretionary bonuses were awarded to any Named Executive Officers of the Company for 2020.

Options

The CGN Committee is of the view that the granting of options is an appropriate method of providing long term incentives to senior management of the Company and, in general, aligns the interests of senior management with those of the shareholders by enabling senior management to participate in and be rewarded by an increase in the market price of the Common Shares.  Participation in the Stock Option Plan also provides a significant incentive to the participants to enter into and subsequently to continue their employment with the Company, particularly when the Company may not have the financial resources and/or pension and other benefit plans to attract and retain experienced personnel.  In addition, the CGN Committee is of the view that the Company's compensation mix must be consistent with industry norms which supports the provision by the Company of a longer term compensation incentive.  This longer term compensation incentive is best realized by providing compensation linked to share price performance such as options.  The number and terms of options previously granted to the Named Executive Officers have been and are expected to continue to be taken into account, as well as the number and terms of options granted by peer group companies in determining whether and in what quantity new option grants should be made in any year.  Also, additional options have been granted to members of senior management in lieu of receipt by them of certain specified cash salary amounts (see "Base Salary and Bonus" above).

The Company's current objective under the Stock Option Plan is to allot to the CEO options to purchase 2,000,000 Common Shares, to the CFO and Senior Vice Presidents options to purchase 1,200,000 Common Shares and to officers at the Vice President level options to purchase 1,000,000 Common Shares.  The foregoing allotments do not include the additional options granted to the Named Executive Officers (see "Base Salary and Bonus" above).

The Company typically grants one fifth of an employee's option allotment on an annual basis.  The methodology applied by the Company permits exceptions to be made, for example, to recognize exceptional employee contributions and to permit flexibility in negotiating employment contracts.

Circumstances Triggering Termination and Change of Control Benefits

As noted below, under the heading "Employment Contracts", there are certain circumstances that trigger payments and other benefits to the CEO upon termination and change of control.  The CGN Committee views such provisions as not only being fair and necessary to protect the CEO, but also to encourage the CEO to pursue those transactions such as mergers or take-overs that are beneficial to the Company and its shareholders, even though such transaction may result in the termination of the CEO's employment with the Company.

Summary of the Stock Option Plan

The Stock Option Plan, together with all unallocated options, rights or other entitlements, last approved by shareholders on February 25, 2020, is a fixed percentage plan that provides that the maximum number of options which may be outstanding at any time under the Stock Option Plan and any other equity compensation arrangement of the Company is 10% of the Company's issued and outstanding Common Shares.  Participants under the Stock Option Plan include insiders or employees of the Company or any of its subsidiaries, and any other person or company engaged to provide ongoing management, consulting or advisory services to the Company.

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On December 1, 2020, the Board approved certain amendments to the Stock Option Plan to reflect the adoption of the Company's new RSU Plan and DSU Plan and to amend certain definitions to be consistent with those plans, and to amend the blackout period extension to ten (10) days to be consistent with the amendments to the Company's Insider Trading Policy.

The following is a summary of the Stock Option Plan.  Capitalized terms not defined in this Information Circular and used in this summary are defined in the Stock Option Plan.

Purpose

The Stock Option Plan has been established as a means of compensating Eligible Persons (as defined below) for their contributions to the performance of the Company.  The Stock Option Plan is intended to:

(a) provide an incentive to Eligible Persons to further the development, growth and profitability of the Company; and

(b) assist the Company in retaining and attracting Eligible Persons with experience and ability.

Eligibility

Generally, a right to purchase Common Shares pursuant to the terms of the Stock Option Plan may be granted to an "Eligible Person", which includes any insider or employee of the Company or any of its subsidiaries, and any other person or company engaged to provide ongoing management, consulting or advisory services to the Company.

Administration

The Stock Option Plan is administered under the direction of the Board.  The Board has full and complete authority to interpret the Stock Option Plan and to prescribe such rules and regulations and make such other determinations, as it deems necessary or desirable to meet the objectives of and to administer the Stock Option Plan.  The Board shall, in its discretion, subject to the terms and conditions of the Stock Option Plan, designate, from among the Eligible Persons, those to whom and when options shall be granted, the number of Common Shares to be subject to each option, the exercise price for each option, the period during which the same may be exercised, the vesting period, if any, for such option(s) and the other terms and conditions attached thereto.

Common Shares Issuable Under the Stock Option Plan

The maximum aggregate number of Shares which may be issuable pursuant to the exercise of Options granted under the Plan, when combined with any other share compensation arrangement of the Company, shall not exceed ten percent (10%) of the outstanding Common Shares.  The maximum number of Common Shares that: (i) are issued to Insiders of the Company within any one year period; and (ii) are issuable to Insiders of the Company at any time, under the Stock Option Plan or when combined with all of the Company's other security based compensation arrangements, cannot exceed ten percent (10%) of the issued and outstanding Common Shares.  All Common Shares subject to options that have been exercised or that have expired or have been otherwise terminated or cancelled without having been exercised shall be available for issuance pursuant to the exercise of any subsequent options granted under the Stock Option Plan.

Grant of Options

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Any Eligible Person to whom options are granted under the Stock Option Plan (a "Participant") at the time of the grant of an option, may hold more than one option.  The grant of each option shall be evidenced by an agreement between the Company and the Participant setting forth the number of Common Shares covered by such option, the exercise price, the option period and any other terms and conditions attaching thereto.

Exercise Price

The exercise price for the Common Shares of an option must not be less than the market price at the time an option is granted.  The market price is the closing price of the Common Shares on the TSX on the trading day prior to the date of the grant of the Option, provided that if there is no closing price on such trading day, market price shall mean the most recent closing price for the Common Shares on the TSX prior to the date of grant.

Term of Options

Each option shall be exercisable during a period established by the Board, but in no circumstances shall the term of the option exceed 10 years.

Exercise of Option

An option may be exercised at any time, or from time to time, during its terms as to any number of whole Common Shares, which are then available for purchase, provided that no partial exercise may be for less than 100 Common Shares.  A Participant electing to exercise an option shall give written notice of the election to the Company, together with the aggregate amount to be paid for the Common Shares to be acquired pursuant to the exercise of an option, by cheque or bank draft payable or such other form or manner of payment acceptable to the Company.

Restrictions as to Date of Exercise/Vesting

Unless otherwise decided by the Board or a committee thereof, no option may become exercisable until three months for persons providing management, consulting or advisory services to the Company and 12 months for all other Eligible Persons from the date such option was granted.

Blackout Periods

No option shall terminate and cease to be exercisable prior to the tenth business day following a trading blackout then in effect and, if a trading blackout is not then in effect, prior to the tenth business day following cessation of the most recent trading blackout.

Retirement, Disability or Death of Participant

Unless otherwise decided by the Committee, the following rules shall apply:

(a) in the event of the retirement, disability or death of a Participant, the options held by such Participant shall remain exercisable by such Participant or by such Participant's legal representative(s) until the earlier of: (i) 12 months after the effective date of retirement, disability or death; and (ii) the expiry of the exercise period of such Options and, to the extent not exercised within the aforesaid period, shall terminate; and

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(b) in the event that the Participant ceases to be an Eligible Person for any reason other than retirement, disability or death, any options held by such Participant will expire on the day of termination, unless otherwise specifically provided in any severance or termination arrangements entered into by the Participant and the Company.

Adjustments

If the number of outstanding Common Shares is increased or decreased as a result of a stock split, consolidation or reclassification, or if other changes with respect to the Common Shares shall occur, other than as a result of the issuance of Common Shares for fair value, or if additional Common Shares are issued pursuant to a stock dividend, or in the event of a merger, amalgamation or reorganization, then the number of and/or price payable for Common Shares subject to any unexercised options shall be adjusted in accordance with applicable law and in such manner as the Board shall deem proper to preserve the rights of the Participants under the Stock Option Plan substantially proportionate to those existing prior to such change or event.

Assignment of Options

No option or any interest therein shall be transferable or assignable by the Participant otherwise than by will or pursuant to the laws of succession and no option may be exercised by anyone other than by the Participant or the Participant's legal representative(s).

Stock Appreciation Rights

The Company may grant stock appreciation rights to Participants.  The benchmark number of Common Shares specified in the relevant stock appreciation rights agreement (a "Rights Agreement") shall be deemed to be the number of Common Shares reserved for issuance thereunder for purposes of that section.  A stock appreciation right shall entitle the Participant to receive from the Company the number of Common Shares, disregarding fractions, having an aggregate value equal to the excess of the "value of a Common Share" over the "amount per Common Share" specified in the relevant Rights Agreement times the number of Common Shares with respect to which the appreciation right is being exercised.  For purposes of the preceding sentence, the "amount per Common Share" shall not be less than the market price at the date of the grant of the relevant underlying option or appreciation right while "the value of a Common Share" shall be determined for these purposes based on the weighted average trading price of the Common Shares on the TSX for the five (5) trading days preceding the date the notice of the exercise of the appreciation right is received by the Company.

Any option granted under the Stock Option Plan may include a stock appreciation right, either at the time of grant or by amendment adding it to an existing Option; subject, however, to the grant of such stock appreciation right being in compliance with the regulation and policies of the applicable regulatory authorities.  To the extent a stock appreciation right included in or attached to an option granted is exercised, the option to which it is included or attached shall be deemed to have been exercised to a similar extent. The provisions of the Stock Option Plan respecting the exercise of options and the adjustments to Options arising from certain corporate actions shall apply mutatis mutandis to all stock appreciation rights granted.

Takeover Bids

If a person (an "Offeror") makes a formal bid (as defined in the Securities Act (Ontario)) for Common Shares (an "Offer") then:

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(a) all unvested options will become vested and exercisable, despite any vesting schedule applicable to any unexercised options; and

(b) the Company will give each Participant currently holding an option written notice of the number of options eligible for exercise by the optionee.

Following the Company's notice, a Participant may exercise their option in whole or in part so as to permit each Participant to tender the Common Shares received on exercise (the "Optioned Shares") pursuant to the Offer. If:

(a) the Offer is not completed within the time specified in the Offer; or

(b) the Participant does not tender the Optioned Shares pursuant to the Offer; or

(c) the Offeror does not take up and pay for all of the Optioned Shares tendered by the Participant pursuant to the Offer.

then certain provisions, as set out in the Stock Option Plan, apply to the Participant and the Optioned Shares.

Substitution Events

In the event of a change of control pursuant to which the Common Shares are converted into, or exchanged for, other property, whether in the form of securities of another company or otherwise (a "Substitution Event"), then any surviving or acquiring entity must substitute or replace similar options for those options that remain outstanding and unexercised under the Stock Option Plan on the same terms and conditions as the Stock Option Plan and the applicable option agreement (the "Substituted Options"), except that the terms shall include the right to acquire on exercise the same form of consideration paid to the holders of Common Shares in the transaction effecting the Substitution Event.  The amount of such consideration that a Substituted Option will entitle the Participant to acquire following the Substitution Event shall be that amount that a Participant would have obtained had such Participant exercised the Option immediately prior to the Substitution Event with the result that Common Shares received on such exercise would have been subject to the Substitution Event.  The exercise price for a Substituted Option following the Substitution Event shall be the amount as the Board may determine as would provide the Participant with an equal economic result (assuming the Participant exercised the Substituted Option immediately after the Substitution Event but not at any later time) as the Participant would have obtained had such Participant exercised the Option immediately prior to the Substitution Event.

Amendments to the Stock Option Plan

The amendment procedures state the type of modifications to the Stock Option Plan or to the terms and conditions of an outstanding Option that must specifically be approved by the holders of the Common Shares, namely:

(a) amendments to reduce the exercise price of an option held by a Participant either directly or indirectly by means of the cancellation of an option and the reissue of a similar option and, for so long as the Common Shares are listed on the TSX, "disinterested Shareholder approval" (as that term is used in the policies of the TSX) shall be required for any amendment of an option which reduces the exercise price of an option held by a Participant, if at the time of the proposed amendment the Participant is an Insider of the Company;

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(b) amendments that extend the period available to exercise an option beyond the expiry of the original exercise period of such option;

(c) amendments that increase the number of Common Shares reserved for issuance under the Stock Option Plan;

(d) amendments to amend the provisions dealing with restrictions on transfer of options in the Stock Option Plan;

(e) amendments that materially modify the requirements as to eligibility for participation in the Stock Option Plan;

(f) amendments that add any form of financial assistance and, if applicable, any amendment to any existing financial assistance provision which is more favourable to Participants; and

(g) amendments that otherwise require approval by the shareholders (or disinterested shareholders as the case may be) in accordance with the requirements of the TSX or any applicable regulatory authority.

Except as listed above, the Board may from time to time in its absolute discretion amend, modify or change the terms and provisions of the Stock Option Plan (including the form of the option agreement) and/or any option provided that any such amendment, modification and/or change shall be subject to any required approvals of any applicable regulatory authority.  Without limiting the generality of the foregoing, the Board may make certain amendments, modifications and/or changes to the Stock Option Plan as outlined in the Stock Option Plan, without seeking shareholder approval, including any amendment to the vesting provisions of the Stock Option Plan or any option, any amendment to the termination provisions of any option, whether or not such option is held by an insider, provided such amendment does not entail an extension of the expiry date beyond the original expiry date and the addition or modification of a cashless exercise feature, payable in cash or Common Shares, which provides for a deduction of the number of Common Shares reserved for issuance pursuant to the Stock Option Plan equal to the number of Common Shares that would otherwise have been issuable upon the exercise of the relevant option.

Except as listed above, the Board or the CEO of the Company together with the CFO of the Company, with the consent of the affected optionee, but subject to the terms and conditions of the Stock Option Plan and any approvals required by any applicable regulatory authority, may from time to time amend the terms and conditions of any option which has been granted.

Rights Issuable under the Stock Option Plan, DSU Plan and RSU Plan

As at January 12, 2021, the Company had 348,563,157 Common Shares issued and outstanding. Accordingly, a maximum of 34,856,315 Common Shares were available for issuance (representing 10% of the issued and outstanding Common Shares) pursuant to options, DSUs and RSUs granted under the Stock Option Plan, DSU Plan and RSU Plan, respectively, as at such date.

As at January 12, 2021, there were 13,395,000 options granted and outstanding under the Stock Option Plan (representing 3.8% of the issued and outstanding Common Shares) and no DSUs or RSUs have been granted, leaving 21,461,315 Common Shares (representing 6.2% of the issued and outstanding Common Shares) available for grant of further options, DSUs and RSUs.  The DSU Plan separately provides that the maximum number of Common Shares which may be issued in connection with the redemption of DSUs granted under the DSU Plan shall be 1,750,000 Common Shares, of which none have been redeemed.

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Burn Rate

In accordance with the requirements of Section 613 of the TSX Company Manual, the below table sets out the burn rate of Company Options as of the end of the financial year ended August 31, 2020 and for the two preceding financial years.  The burn rate is calculated by dividing the number of Company Options granted under the Company's Stock Option Plan during the relevant financial year by the weighted average number of securities outstanding for the applicable financial year.  As the RSU Plan and DSU Plan have just become effective in December 2020, the Company is not required to include a burn rate analysis for such plans at this time.

Financial Year ended August 31,	Stock Options Granted	Weighted Average Common Shares Outstanding	Burn Rate
2020	7,680,000	334,332,582	2.3%
2019	3,020,000	275,760,316	1.1%
2018	2,345,000	215,152,381	1.1%

C. Performance Graph

The following graph and table compare the yearly percentage change in the cumulative total shareholder return of the Common Shares for the period from August 31, 2015 to August 31, 2020 with the cumulative total return of the S&P/TSX Composite Total Return Index for the same period.  The graph and table assume $100 invested in Common Shares on August 31, 2014 and in the S&P/TSX Composite Total Return Index, which assumes dividend reinvestment.

Cumulative Total Return on $100 Investment

There is no direct correlation between the market performance of the Common Shares and executive compensation except that any increase in the market price of the Common Shares will increase the value of any options held by the relevant executives.  The CGN Committee and the Board generally evaluate performance by reference to the achievement of corporate objectives rather than by short term changes in the Common Share price, which typically has in the past been significantly influenced by overall economic, market and industry conditions.  Indirectly, however, the Board determined that there would be no salary increases for the Named Executive Officers in 2020, in recognition of the then current financial situation of the Company and the overall depressed nature of the junior resource sector in Canada.  See discussion under "Base Salary and Bonus" above for further details.

Comparison of Cumulative Total Return

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Month / Year	August 31, 2015	August 31, 2016	August 31, 2017	August 31, 2018	August 31, 2019	August 31, 2020
Avalon Advanced Materials Inc.	$100.00	$117.65	$82.35	$44.12	$26.47	$38.24
S&P/TSX Composite Total Return Index	$100.00	$108.69	$116.55	$128.31	$133.90	$138.99

D. Summary Compensation Table

The table below contains a summary of the compensation paid to the Named Executive Officers during the three most recently completed financial years.

Name and Principal Position	Year	Salary ($)	Share based awards ($)	Option- based awards(1) ($)	Non-Equity incentive plan compensation ($)		Pension Value(2) ($)	All other compensation(3) ($)	Total compensation ($)
					Annual incentive plans	Long term incentive plans
Donald Bubar(4) President and CEO	2020	206,250	Nil	15,352	Nil	Nil	Nil	Nil	221,602
	2019	300,000	Nil	29,010	Nil	Nil	Nil	Nil	329,010
	2018	300,000	Nil	15,001	Nil	Nil	Nil	1,023	316,024

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Name and Principal Position	Year	Salary ($)	Share based awards ($)	Option- based awards(1) ($)	Non-Equity incentive plan compensation ($)		Pension Value(2) ($)	All other compensation(3) ($)	Total compensation ($)
					Annual incentive plans	Long term incentive plans
R. James Andersen CFO and VP, Finance	2020	190,000	Nil	13,842	Nil	Nil	Nil	Nil	203,842
	2019	240,000	Nil	9,090	Nil	Nil	Nil	Nil	249,090
	2018	240,000	Nil	7,052	Nil	Nil	Nil	Nil	247,052
Mark Wiseman VP, Sustainability	2020	164,667	Nil	6,619	Nil	Nil	Nil	Nil	171,286
	2019	187,000	Nil	3,760	Nil	Nil	Nil	Nil	190,760
	2018	172,000	Nil	6,044	Nil	Nil	Nil	1,023	179,067
David Marsh(5) Senior VP, Metallurgy and Technology Development	2020	151,523	Nil	3,411	Nil	Nil	Nil	Nil	154,934
	2019	86,022	Nil	9,090	Nil	Nil	Nil	Nil	95,112
	2018	283,249	Nil	7,052	Nil	Nil	Nil	Nil	290,301

Notes:

(1) These amounts represent the "grant date fair value" of options granted to the respective Named Executive Officer, which have been determined by using the Black-Scholes model: a mathematical valuation model that ascribes a value to an option based on a number of factors in valuing the option-based awards, including the exercise price of the option, the price of the underlying security on the date the option was granted and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return.  Calculating the value of options using this methodology is very different from a simple "in-the-money" value calculation.  In fact, options that are well out-of-the-money can still have a significant "grant date fair value" based in a Black-Scholes valuation, especially where, as in the case of the Company, the price of the Common Shares underlying the option is highly volatile.  Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation.  The same caution applies to the total compensation amounts shown in the last column above, which are based in part the grant date fair value amounts set out in the column for Option-based awards.  These values are consistent with the accounting values used in the Company's financial statements.  The Company selected the Black-Scholes model given its prevalence of use within North America.

(2) The Company does not have a pension plan.

(3) Medical expenses paid by the Company on behalf of the respective Named Executive Officer.

(4) Mr. Bubar does not receive any additional compensation for serving as a director of the Company.

(5) Mr. Marsh left the Company on June 1, 2020.  See "Employment Contracts - Marsh Employment Agreement".

E. Employment Contracts

Bubar Employment Agreement

The Company employs Donald Bubar as the Company's President and CEO pursuant to an employment agreement effective as of January 1, 2011 (the "Bubar Agreement").  The Bubar Agreement is for an indefinite term and can be terminated by either party.  If the Bubar Agreement is terminated by Mr. Bubar, then Mr. Bubar must provide notice of at least 30 days and Mr. Bubar is entitled to be paid the then current salary under the Bubar Agreement prorated until the end of the notice period, and thereafter all obligations of the Company to Mr. Bubar will terminate.  If the Bubar Agreement is terminated by the Company without cause, then the Company will pay to Mr. Bubar a lump sum payment equal to three times his annual base salary amount in effect at the time.  In the event of a change of control of the Company (as defined in the Bubar Agreement) and, if within one year of the change of control, Mr. Bubar's employment with the Company is terminated by the Company or Mr. Bubar elects to terminate the Bubar Agreement, then the Company will be obligated to pay to Mr. Bubar a lump sum in cash equal to three times his annual base salary amount in effect at the time.

Andersen Employment Agreement

Avalon Advanced Materials Inc.	Page 32
Information Circular as of and dated January 12, 2021

The Company employs R. James Andersen as the Company's Vice President, Finance and CFO pursuant to an employment agreement effective January 1, 2011 (the "Andersen Agreement").  The Andersen Agreement is for an indefinite term and can be terminated by either party.  If the Andersen Agreement is terminated by Mr. Andersen, then Mr. Andersen must provide notice of at least 30 days and Mr. Andersen is entitled to be paid the then current salary under the Andersen Agreement prorated until the end of the notice period, and thereafter all obligations of the Company to Mr. Andersen will terminate.  If the Andersen Agreement is terminated by the Company without cause, then the Company will pay to Mr. Andersen a lump sum payment equal to three months of salary plus two months of salary for every full or partial year of employment, recognizing that Mr. Andersen's employment began on June 11, 2001, to a maximum of three times his annual base salary amount in effect at the time.  In the event of a change of control of the Company (as defined by the Andersen Agreement) and, if within one year of the change of control, Mr. Andersen's employment with the Company is terminated or in the event Mr. Bubar's employment with the Company is terminated, Mr. Andersen can elect to terminate the Andersen Agreement and the Company will be obligated to pay to Mr. Andersen a lump sum in cash equal to three times his annual base salary amount in effect at the time.

Wiseman Employment Agreement

The Company employs Mark Wiseman as the Company's Vice President, Sustainability pursuant to an employment agreement effective November 7, 2011 (the "Wiseman Agreement").  The Wiseman Agreement is for an indefinite term and can be terminated by either party.  If the Wiseman Agreement is terminated by Mr. Wiseman, then Mr. Wiseman must provide notice of at least 30 days, and Mr. Wiseman is entitled to be paid the then current salary under the Wiseman Agreement prorated until the end of the notice period, and thereafter all obligations of the Company to Mr. Wiseman will terminate.  If the Wiseman Agreement is terminated by the Company without cause, then the Company will pay to Mr. Wiseman a lump sum payment equal to three months of salary plus one month of salary for every full or partial year of employment, recognizing that Mr. Wiseman's employment began on November 7, 2011, to a maximum of 24 months.  In the event of a change of control of the Company (as defined in the Wiseman Agreement) and if within one year of the change of control, Mr. Wiseman's employment with the Company is terminated by the Company, the Company will pay to Mr. Wiseman a lump sum in cash equal to 12 months of salary plus an additional one month's salary for every full or partial year of employment, recognizing that Mr. Wiseman's employment began on November 7, 2011, to a maximum of 24 months.

Marsh Employment Agreement

The Company employed David Marsh as the Company's Senior Vice President, Metallurgy and Technology Development pursuant to an employment agreement effective August 1, 2012 (the "Marsh Agreement").  The Marsh Agreement was for an indefinite term and could be terminated by either party.  As the Marsh Agreement was terminated by Mr. Marsh upon his resigning from the Company on June 1, 2020, all obligations of the Company to Mr. Marsh were terminated.  See "Summary Compensation Table".

Severance Payments after Termination or Termination after a Change of Control

If a severance payment triggering event had occurred on August 31, 2020, the severance payments that would be contractually payable to each of the Named Executive Officers after termination and after termination following a change of control would be approximately as follows:

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Information Circular as of and dated January 12, 2021

Name	Termination without a change of control of the Company ($)	Termination following a change of control of the Company ($)
Donald Bubar	1,200,000	1,200,000
R. James Andersen	900,000	900,000
Mark Wiseman	260,000	455,000
Total	2,360,000	2,555,000

F. Incentive Plan Awards

Outstanding Option-Based and Share-Based Awards

Avalon Advanced Materials Inc.	Page 34
Information Circular as of and dated January 12, 2021

The following table sets out, for each Named Executive Officer, the incentive options (option-based awards) and share-based awards, outstanding as at August 31, 2020.  The closing price of the Common Shares on the TSX on August 31, 2020 was $0.065.

Name	Option-Based Awards				Share-Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Donald Bubar	150,000(3)	0.12	Jan11/21	Nil	Nil	Nil	Nil
	200,000(2)	0.13	Feb28/21	Nil	Nil	Nil	Nil
	200,000(2)	0.18	Feb28/22	Nil	Nil	Nil	Nil
	200,000(2)	0.14	Feb28/23	Nil	Nil	Nil	Nil
	200,000(2)	0.10	Feb28/24	Nil	Nil	Nil	Nil
	500,000(2)	0.08	Jul08/24	Nil	Nil	Nil	Nil
	900,000(2)	0.08	Feb28/25	Nil	Nil	Nil	Nil
R. James Andersen	100,000(4)	0.10	Nov30/20	Nil	Nil	Nil	Nil
	125,000(3)	0.12	Jan11/21	Nil	Nil	Nil	Nil
	120,000(2)	0.25	May31/21	Nil	Nil	Nil	Nil
	120,000(2)	0.15	May31/22	Nil	Nil	Nil	Nil
	120,000(2)	0.11	May31/23	Nil	Nil	Nil	Nil
	120,000(2)	0.10	May31/24	Nil	Nil	Nil	Nil
	300,000(2)	0.08	Feb28/25	Nil	Nil	Nil	Nil
	240,000(2)	0.08	May31/25	Nil	Nil	Nil	Nil
Mark Wiseman	100,000(4)	0.10	Nov30/20	Nil	Nil	Nil	Nil
	100,000(3)	0.12	Jan11/21	Nil	Nil	Nil	Nil
	80,000(2)	0.20	Aug31/21	Nil	Nil	Nil	Nil
	80,000(2)	0.14	Aug31/22	Nil	Nil	Nil	Nil
	80,000(2)	0.10	Aug31/23	Nil	Nil	Nil	Nil
	80,000(2)	0.10	Aug31/24	Nil	Nil	Nil	Nil
	300,000(2)	0.08	Feb28/25	Nil	Nil	Nil	Nil
David Marsh(5)	100,000(4)	0.10	Nov30/20	Nil	Nil	Nil	Nil
	125,000(3)	0.12	Jan11/21	Nil	Nil	Nil	Nil
	120,000(2)	0.25	May31/21	Nil	Nil	Nil	Nil
	120,000(2)	0.15	May31/22	Nil	Nil	Nil	Nil
	120,000(2)	0.11	May31/23	Nil	Nil	Nil	Nil
	120,000(2)	0.10	May31/24	Nil	Nil	Nil	Nil
	200,000(2)	0.08	Feb28/25	Nil	Nil	Nil	Nil

Notes:

(1) The value of the in-the-money options currently held by each Named Executive Officer is based on the closing market price of the Common Shares on the TSX as at August 31, 2020 being $0.065, less the option exercise price.

(2) These options vest as to 25% thereof on each of the first four anniversaries of the date of grant thereof and have a term of five years.

(3) These options were 100% vested on the date of grant and have a term of five years.

(4) These options were 100% vested on the date of grant and have a term of two years.

(5) Mr. Marsh left the Company on June 1, 2020, however as he is still providing consulting services to the Company, he is still an eligible person under the Stock Option Plan, and accordingly his options remained in place after the cessation of his employment.

Avalon Advanced Materials Inc.	Page 35
Information Circular as of and dated January 12, 2021

Value Vested or Earned During the Year

The following table sets forth, for each Named Executive Officer, the value of all incentive plan awards vested or earned during the year ended August 31, 2020:

Name	Option-Based Awards -Value vested during the year ($)(1)	Share-Based Awards -Value vested during the year ($)	Non-Equity Incentive Plan Compensation - Value earned during the year ($)
Donald Bubar	Nil	Nil	Nil
R. James Andersen	Nil	Nil	Nil
Mark Wiseman	Nil	Nil	Nil
David Marsh	Nil	Nil	Nil

Note:

(1) The value of the options vested during the year for each Named Executive Officer is based on the closing market price of the Common Shares on the TSX on the vesting date less the option exercise price.

G. Pension Plan Benefits

There are no pension plan benefits in place for the Named Executive Officers.

H. Termination and Change of Control Benefits

Except as set forth above under "Employment Contracts", the Company is not party to any compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive any compensation from the Company in the event of resignation, retirement or any other termination of employment of such persons, change of control of the Company or a change in the Named Executive Officer's responsibilities following a change of control.

I. Director Compensation

The following table describes director compensation for non-executive directors for the year ended August 31, 2020:

Name(1)	Fees earned ($)	Share-based awards ($)(2)	Option-based awards ($)(3)	Non-equity incentive plan compensation ($)(4)	Pension value ($)(5)	All other compensation ($)(6)	Total compensation ($)
Alan Ferry	5,000	Nil	5,223	Nil	Nil	Nil	10,223
Brian MacEachen(7)	3,750	Nil	3,830	Nil	Nil	Nil	7,580
Naomi Johnson(8)	5,000	Nil	10,297	Nil	Nil	Nil	15,297
Jane Pagel(7)	2,500	Nil	Nil	Nil	Nil	Nil	2,500
John E. Fisher(8)	2,500	Nil	8,529	Nil	Nil	Nil	11,029

Avalon Advanced Materials Inc.	Page 36
Information Circular as of and dated January 12, 2021

Name(1)	Fees earned ($)	Share-based awards ($)(2)	Option-based awards ($)(3)	Non-equity incentive plan compensation ($)(4)	Pension value ($)(5)	All other compensation ($)(6)	Total compensation ($)
Marilyn Spink(8)	1,250	Nil	16,638	Nil	Nil	Nil	17,888

Notes:

(1) This director compensation table does not include information for Donald Bubar, who is both a director and a Named Executive Officer. The compensation paid to Mr. Bubar for the financial year ended August 31, 2020 has been reflected in the Named Executive Officer "Summary Compensation Table". The Company did not pay any additional compensation to Mr. Bubar for serving as a director of the Company.

(2) The Company adopted the RSU plan and DSU Plan effective following its August 31, 2020 year end, which plans are being presented for approval by shareholders at the Meeting.  No awards have been made under either plan as of the date hereof.

(3) These amounts represent the "grant date fair value" of options granted to the respective director, which have been determined by using the Black-Scholes model, a mathematical valuation model that ascribes a value to an option based on a number of factors in valuing the option-based awards, including the exercise price of the option, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return.  Calculating the value of options using this methodology is very different from a simple "in-the-money" value calculation.  In fact, options that are well out-of-the-money can still have a significant "grant date fair value" based in a Black-Scholes valuation, especially where, as in the case of the Company, the price of the Common Shares underlying the option is highly volatile.  Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation.  The same caution applies to the total compensation amounts shown in the last column above, which are based in part the grant date fair value amounts set out in the column for Option-based awards.  These values are consistent with the accounting values used in the Company's financial statements.  The Company selected the Black-Scholes model given its prevalence of use within North America.

(4) The Company does not have a non-equity incentive plan.

(5) The Company does not have any pension plans.

(6) The Company does not have any other benefit plans for its directors.

(7) Ms. Pagel and Mr. MacEachen ceased to be directors of the Company on February 25, 2020, and June 8, 2020, respectively.

(8) Ms. Johnson, Mr. Fisher and Ms. Spink became directors of the Company on September 20, 2019, February 25, 2020 and June 8, 2020, respectively.

Compensation of Directors

During the financial year ended August 31, 2020, directors of the Company (excluding Donald Bubar, who is an officer of the Company) are paid a base yearly fee of $5,000.

In addition, pursuant to the Stock Option Plan, the Company typically grants options to purchase Common Shares to directors of the Company.  During the financial year ended August 31, 2020, 2,150,000 options were issued to directors.

Directors are also reimbursed for their out-of-pocket expenses incurred in attending Board and committee meetings.

The directors are indemnified by the Company against all costs, charges and expenses reasonably incurred by such director in respect of any action or proceeding to which such director is made a party by reason of being a director of the Company, subject to the limitations in respect thereof contained in the Act.

Option-Based and Share-Based Awards to Directors

Avalon Advanced Materials Inc.	Page 37
Information Circular as of and dated January 12, 2021

The table below sets out for each non-executive director the incentive options (option-based awards) and share-based awards outstanding as of August 31, 2020.  The closing price of the Company's shares on the TSX on August 31, 2020 was $0.065.

Name(1)	Option-Based Awards				Share-Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Alan Ferry	50,000(4)	0.16	Nov 30/21	Nil	Nil	Nil	Nil
	50,000(4)	0.12	Apr 29/23	Nil	Nil	Nil	Nil
	50,000(4)	0.10	Feb 28/24	Nil	Nil	Nil	Nil
	75,000(4)	0.12	May 31/24	Nil	Nil	Nil	Nil
	375,000(4)	0.08	Feb 28/25	Nil	Nil	Nil	Nil
Naomi Johnson(5)	225,000(3)	0.08	Sep 9/24	Nil	Nil	Nil	Nil
	275,000(3)	0.08	Feb 28/25	Nil	Nil	Nil	Nil
John E. Fisher(5)	500,000(3)	0.08	Feb 28/25	Nil	Nil	Nil	Nil
Marilyn Spink(5)	500,000(3)	0.08	Jun 15/25	Nil	Nil	Nil	Nil

Notes:

(1) This table does not include information for Donald Bubar who is both a director and a Named Executive Officer (see "Incentive Plan Awards" above).  The Company did not pay any additional compensation to Mr. Bubar for serving as a director of the Company.

(2) The value of unexercised in-the-money options is calculated by determining the difference between the market value of the underlying securities at August 31, 2020 and the exercise price of the options.  The closing market price of the Company's Common Shares as at August 31, 2020 was $0.065 per Common Share.

(3) These options vest as to 25% thereof on each of the first four anniversaries of the date of grant thereof and have a term of five years.

(4) These options vest as to 50% thereof on each of the date of grant and the first anniversary thereof and have a term of five years.

(5) Ms. Johnson, Mr. Fisher and Ms. Spink became directors of the Company on September 20, 2019, February 25, 2020 and June 8, 2020, respectively.

Value Vested or Earned During the Year

The following table sets forth, for each non-executive director, the value of all incentive plan awards vested or earned during the year ended August 31, 2020:

Avalon Advanced Materials Inc.	Page 38
Information Circular as of and dated January 12, 2021

Name(1)	Option-Based Awards- Value vested during the year ($)(2)	Share-Based Awards- Value vested during the year ($)	Non-Equity Incentive Plan Compensation- Value earned during the year ($)
Alan Ferry	Nil	Nil	Nil
Brian MacEachen(3)	Nil	Nil	Nil
Naomi Johnson(4)	Nil	Nil	Nil
Jane Pagel(3)	Nil	Nil	Nil
John E. Fisher(4)	Nil	Nil	Nil
Marilyn Spink(4)	Nil	Nil	Nil

Notes:

(1) This table does not include information for Donald Bubar who is both a director and a Named Executive Officer (see "Incentive Plans Awards" above).  The Company did not pay any additional compensation to Mr. Bubar for serving as a director of the Company.

(2) The value of the options vested during the year for each director is based on the closing market price of the Company's Common Shares on the TSX on the vesting date less the option exercise price.

(3) Ms. Pagel and Mr. MacEachen ceased to be directors of the Company on February 25, 2020, and June 8, 2020, respectively.

(4) Ms. Johnson, Mr. Fisher and Ms. Spink became directors of the Company on September 20, 2019, February 25, 2020 and June 8, 2020, respectively.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

The following table provides information as at August 31, 2020 with respect to Common Shares issuable by the Company pursuant to the Stock Option Plan, the only equity compensation plan of the Company as at August 31, 2020:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column) (#)
Equity compensation plans approved by securityholders(1)	13,545,000	0.10	13,545,000
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	13,545,000	0.10	13,545,000

Note:

(1) The Stock Option Plan had 21,296,315 options available for issuance which, when added to the 13,545,000 outstanding options, is equal to 10% of the Company's issued capital as at August 31, 2020.

Avalon Advanced Materials Inc.	Page 39
Information Circular as of and dated January 12, 2021

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

There is no indebtedness of any director, executive officer, employee, former directors, former executive officers or former employees, or proposed nominee for election as a director of the Company to, or guaranteed or supported by, the Company or any subsidiary thereof either pursuant to an employee stock purchase program or any other programs of the Company or a subsidiary or otherwise, nor has there been any such indebtedness of the Company to, or guaranteed or supported by, the Company or any subsidiary during the financial year ended August 31, 2020.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or an executive officer of the Company at any time since the beginning of its last financial year, no person or company by whom, or on whose behalf, directly or indirectly, solicitation has been made, no proposed nominee for election as a director of the Company, nor any associate or affiliate of the aforementioned persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as disclosed in this Information Circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, no informed person (within the meaning of NI 51-102) of the Company, no proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing has or had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") requires that if management of an issuer solicits proxies from its securityholders for the purpose of electing directors that certain prescribed disclosure in respect of corporate governance matters be included in its information circular.  The TSX also requires listed companies to provide, on an annual basis, the corporate governance disclosure which is prescribed by NI 58-101.  In addition, the Act sets out required disclosure in respect of diversity among directors and members of senior management (as prescribed in the regulations) that is required to be placed before shareholders at every annual meeting of a publicly listed CBCA corporation, which came into force January 1, 2020 (the "CBCA Diversity Requirements").

Avalon Advanced Materials Inc.	Page 40
Information Circular as of and dated January 12, 2021

Pursuant to NI 58-101, the prescribed corporate governance disclosure for the Company pursuant to Form 58-101F1 (the "Form 58-101F1 Disclosure") is contained in Schedule A - Corporate Governance Disclosure, which is appended to this Information Circular, and sets forth the corporate governance practices of the Company, relative to the Form 58-101F1 Disclosure as well as the CBCA Diversity Requirements.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found at www.sedar.com and on the Company's website at www.avalonadvancedmaterials.com.  Financial information is provided in the Company's comparative financial statements and related management's discussion and analysis for the financial year ended August 31, 2020.

A copy of the following documents may be obtained, without charge, upon request to the Corporate Secretary of the Company at Suite 1901, 130 Adelaide Street West, Toronto, Ontario, Canada, M5H 3P5, Telephone: (416) 364-4938, Fax: (416) 364-5162:

(a) the Annual Financial Statements and related management's discussion and analysis and any interim financial statements of the Company for periods subsequent to August 31, 2020 and related management's discussion and analysis; and

(b) this Information Circular.

APPROVAL

The contents of this Information Circular and the sending thereof to the shareholders of the Company have been approved by the directors of the Company.

DATED at Toronto, Ontario this 12th day of January, 2021.

By ORDER of the Board of Directors

Donald S. Bubar

President and Chief Executive Officer

Avalon Advanced Materials Inc.	Page 41
Information Circular as of and dated January 12, 2021

SCHEDULE A

CORPORATE GOVERNANCE DISCLOSURE

National Policy 58-201 - Corporate Governance Guidelines ("NP 58-201") establishes corporate governance guidelines which are considered "best practice" and apply to all public companies.  In addition, the Act sets out required disclosure in respect of the CBCA Diversity Requirements.

The Company has reviewed its own corporate governance practices in light of the guidelines set out in NP 58-201 and the CBCA Diversity Requirements, and hereby discloses its current corporate governance practices below.

For the purposes hereof, the following terms referred to herein have the following meanings.  Any other terms used herein but not otherwise defined shall have the meanings ascribed thereto in the applicable securities legislation or the Act.

"Aboriginal peoples" means persons who are Frist Nations, Inuit or Métis;

"designated groups" means women, Aboriginal peoples, persons with disabilities and members of visible minorities;

"executive officer/members of senior management" means:

(a) the chair and vice chair of the board of directors;

(b) the president of the corporation;

(c) the chief executive officer and chief financial officer;

(d) the vice president in charge of a principal business unit, division or function including sales, finance or production; and

(e) an individual performing a policy-making function in respect of the corporation.

"major subsidiary" means a subsidiary whose assets and revenue are consolidated into the parent's financial statements and account for 30% or more of the consolidated assets or revenues;

"members of visible minorities" means persons, other than Aboriginal peoples, who are non-Caucasian in race or non-white in colour;

"persons with disabilities" means persons who have a long-term or recurring physical, mental, sensory, psychiatric or learning impairment and who

(a) consider themselves to be disadvantaged in employment by reason of that impairment, or

(b) believe that an employer or potential employer is likely to consider them to be disadvantaged in employment by reason of that impairment;

Avalon Advanced Materials Inc.	Page 42
Information Circular as of and dated January 12, 2021

Disclosure Requirements	Comments
Disclose the identity of directors who are independent.	Alan Ferry Naomi Johnson John E. Fisher Marilyn Spink For more information about each director, please refer to the section entitled "Election of Directors" of this Information Circular.
Disclose the identity of directors who are not independent, and describe the basis for that determination.	Donald Bubar, the President and CEO of the Company, is considered not independent by virtue of his position as an executive officer/member of senior management with the Company.
Disclose whether or not a majority of directors are independent.

The Board is currently composed of five directors. After consideration of the criteria set forth in applicable securities legislation, the Board has concluded that four of the current directors are independent.

If a director is presently a director of another issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.
  Donald Bubar - Copper Lake Resources Ltd, Fortune River Resource Corp., Imperial Mining Group Ltd., Northern Shield Resources Inc. and Wolfden Resources
  Alan Ferry - Plateau Energy Metals Inc.
  Naomi Johnson - Copper Lake Resources Ltd.
  John E. Fisher - Not applicable
  Marilyn Spink - Not applicable

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year.

The Board meets without management present (and therefore without the presence of non-independent directors) at the end of Board meetings.  In the financial year ended August 31, 2020, five of such in camera meetings were held.

Avalon Advanced Materials Inc.	Page 43
Information Circular as of and dated January 12, 2021

Disclosure Requirements	Comments

Disclose whether or not the chair of the board is an independent director.  If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe their role and responsibilities.

Alan Ferry is the Chair of the Board and is an independent director.

The Chair has the responsibility, among other things, to ensure that the Board discharges its responsibilities effectively. The Chair acts as a liaison between the Board and the President and CEO and chairs Board meetings.

Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.

The Board held five meetings in the financial year ended August 31, 2020 with the attendance record of each director as follows:

  Alan Ferry - 5/5 board meetings
  Donald Bubar - 5/5 board meetings
  Brian MacEachen - 4/4 board meetings
  Jane Pagel - 3/3 board meetings
  Naomi Johnson - 5/5 board meetings
  John E. Fisher - 2/2 board meetings
  Marilyn Spink - 1/1 board meetings

Disclose the text of the board's written mandate.	Refer to Appendix A attached to this Schedule A.

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.  If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such positions.

The Board has developed and adopted a written position description for each of the following, as recommended by the CSA Guidelines:

  Chair of the Board,
  Chair of the Audit Committee and
  Chair of the CGN Committee.

Disclose whether or not the board and CEO have developed a written position description for the CEO.  If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The Board and the President and CEO have developed a written position description for the President and CEO, and the Board has adopted such position description.

Avalon Advanced Materials Inc.	Page 44
Information Circular as of and dated January 12, 2021

Disclosure Requirements	Comments

Briefly describe what measure the board takes to orient new directors regarding:

(i) the role of the board, its committees and its directors, and

(ii) the nature and operation of the issuer's business.

The Company held an orientation program for each of its new directors on February 25, 2020 and June 10, 2020. The new directors received a manual with copies of all corporate policies and mandates at their orientation session.  The Company also distributes copies of corporate policies and mandates if and when updates are undertaken.  In addition, the Board as a whole and the Company informally provide such orientation and education as required.  The Board has provided input into the Company's strategic plan, increasing the level of education provided to the Board in the process.  In light of the Company's size and scope of operations, the Board believes this approach is practical and effective.

Briefly discuss what measures, if any, the board takes to provide continuing education for its directors.  If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

There is currently no formal continuing education program in place.  Each director is responsible for ensuring that they maintain the skill and knowledge necessary to meet their obligations as a director, and directors are entitled, at the Company's expense, to attend seminars they determine necessary to keep them up-to-date with current issues relevant to their service as directors of the Company.

Avalon Advanced Materials Inc.	Page 45
Information Circular as of and dated January 12, 2021

Disclosure Requirements	Comments

Disclose whether or not the board has adopted a written code for the directors, officers and employees.  If the board has adopted a written code:

(i) disclose how a person or company may obtain a copy of the code,

(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code, and

(iii) provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Board has adopted the Code of Business Conduct and Ethics, which is a written code that is reviewed on a yearly basis by the Board.  In the 2020 financial year no conflicts of interest were identified.

(i) The Code of Business Conduct and Ethics can be viewed on the Company's website at www.avalonadvancedmaterials.com or a copy may be obtained by written request to the Company's Corporate Secretary, at Suite 1901, 130 Adelaide Street West, Toronto, Ontario, Canada, M5H 3P5.

(ii) The Board monitors compliance with its Code of Business Conduct and Ethics by requiring that each director, officer and employee annually affirm, in writing, that they have read and understood the Code of Conduct and has agreed to abide by it in all aspects.

(iii) None.

Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Each director and executive officer is required to fully disclose their interest in respect of any transaction or agreement to be entered into by the Company.  Once such interest has been disclosed, the Board as a whole determines the appropriate level of involvement the director or executive officer should have in respect of the transaction or agreement.

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Disclosure Requirements	Comments
Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

In addition to the Code of Business Conduct and Ethics, the Board has also adopted a Sustainability Policy which has replaced the Company's former Safety and Environmental Policy that was adopted by the Board in 2006.  The Sustainability Policy builds on the measurable framework concept that was included in the Company's former Safety and Environmental Policy and sets out more detailed action items for each of the four categories of Health and Safety, Environment, Community and People.  The Company believes that sustainability means adopting leading industry standards for the management of health, safety and the environment, transparently engaging with local communities and stakeholders, treating those with whom the Company works with respect and creating a workplace where employees are valued, engaged and encouraged to succeed.

A description of each of the four sustainability categories follows:

  Health and Safety - As a core value, the Company's objective is to create an injury free workplace and to enhance the wellbeing of employees, contractors and the communities in which it operates.
  Environment - The preservation and protection of the long-term health, function and viability of the natural environment is a key objective.
  Community - The Company is committed to being a responsible corporate citizen and contributing to the social and economic well-being of the communities associated with its activities.
  People - A workplace based on mutual respect, fairness and integrity is a fundamental component of the Company's core values.  The Company creates a workplace where employees are encouraged to innovate and grow within the organization over the long term.

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Disclosure Requirements	Comments
Describe the process by which the board identifies new candidates for board nomination.

The CGN Committee is responsible for recommending candidates for nomination to the Board and governing the desirable characteristics for directors.  In making such recommendations, the CGN Committee considers:

(a) competencies and skills (including experience in economic, environmental or social topics) as they relate to the Board's requirements and as complements to its existing members;

(b) ability to devote sufficient time and resources to the Board;

(c) diversity; and

(d) compliance with the requirements of the applicable securities regulatory authorities.

Disclose whether or not the board has a nominating committee composed entirely of independent directors.	The CGN Committee is composed of three directors, all of whom are independent.
If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The CGN Committee is responsible for, among other things, identifying and recommending to the Board new candidates for the Board, annually reviewing the credentials of existing Board members to assess their suitability for re-election and ensuring that appropriate orientation and continuing education programs for new Board members and continuing education, as required, for all Board members are in place.

The CGN Committee meets as often as is necessary to carry out its responsibilities.

The CGN Committee is permitted access to all records and corporate information that it determines are required in order to perform its duties.  The CGN Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set and pay the compensation for any advisors engaged by it.

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Disclosure Requirements	Comments
Describe the process by which the board determines compensation for the issuer's directors and officers.

The CGN Committee of the Board is responsible for reviewing the compensation of the Company's directors and officers and making recommendations to the Board with respect thereto.  See also "Statement of Executive Compensation - B. Compensation Discussion and Analysis" of this Information Circular.

Disclose whether or not the board has a compensation committee composed entirely of independent directors.	The CGN Committee is composed of three directors, all of whom are independent.
If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The CGN Committee reviews compensation levels for all officers and in particular compensation levels for the CEO.  The CGN Committee is responsible for, among other things, developing or approving performance goals and corporate objectives which the President and CEO is responsible for meeting, determining or recommending to the Board the compensation of the President and CEO, and reviewing the adequacy and form of compensation of the Board and members of the committees of the Board in light of the responsibilities and risks involved in being a director, in the case of the Board, and a Chair, in the case of Board committees.  The CGN Committee meets as often as is necessary to carry out its responsibilities.

The CGN Committee is permitted access to all records and corporate information that it determines are required in order to perform its duties.  The CGN Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set and pay the compensation for any advisors engaged by it.

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Disclosure Requirements	Comments

If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.  If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

The Company has not retained a compensation consultant during the relevant time period.
If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The governance responsibilities in the CGN Committee's mandate include:

  to develop and enforce policy in the area of corporate governance and the practices of the Board in light of the Company's particular circumstances, the changing needs of investors and the Company, and changes in corporate governance guidelines;
  to prepare and recommend to the Board annually a statement of corporate governance practices to be included in the Company's information circular and ensure that such disclosure is complete and provided in accordance with the regulatory requirements;
  to monitor developments in the area of corporate governance and the practices of the Board and advise the Board accordingly; and
  to develop, implement and maintain appropriate policies with respect to disclosure, confidentiality and insider trading.

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Disclosure Requirements	Comments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments.

If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The CGN Committee of the Board has implemented a process for periodically assessing the effectiveness of the Board as a whole, as well as its committees and individual directors.  As part of the assessment process, each director receives a comprehensive survey which covers, among other matters, the overall functioning of the Board and each Board committee, including its composition, structure and processes; the management structure and reporting functions; the Company's strategic direction and commitment to sustainability; the Board's operational oversight, the Board's relationship with management; and other relevant aspects of the Board's responsibilities and processes.  The completed surveys are then compiled into a report which is provided to the CGN Committee.  The CGN Committee reviews the results of the Board surveys and puts forward any recommendations it feels appropriate to address any comments or concerns expressed by directors.  The report, along with the recommendations of the CGN Committee, is then presented to the Board for further discussion.

Historically, Board effectiveness has been assessed by the Board as a whole, considering the operation of the committees of the Board, the adequacy of information provided to the directors, the quality of communication between the Board and management and the historic growth and performance of the Company.  The Board last undertook a formal assessment process in the 2015 financial year.

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Disclosure Requirements	Comments

Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

The Company has not adopted term limits for directors.  The Company believes that in taking into account the nature and size of the Board and the Company, it is more important to have relevant experience than to impose set time limits on a director's tenure, which may create vacancies at a time when a suitable candidate cannot be identified and as such would not be in the best interests of the Company.  In lieu of imposing term limits, the Company regularly encourages sharing and new perspectives through regularly scheduled Board meetings, meetings with only independent directors in attendance, as well as through continuing education initiatives.  The CGN Committee is responsible for analyzing the skills and experience necessary for the Board and evaluating the need for director changes to ensure that the Company has highly knowledgeable and motivated Board members, while ensuring that new perspectives are available to the Board.

The audit committee should be composed entirely of independent directors and should have a specifically defined mandate.

The Board has an Audit Committee composed of three directors (Mr. Ferry, Mr. Fisher and Ms. Spink), each of whom is independent.  A copy of the Audit Committee Charter can be found on the Company's website.  Additional information regarding the Audit Committee is contained in the Company's annual report on Form 20-F for the year ended August 31, 2020 (the "Form 20-F") under the heading "Committees - Audit Committee".  The Form 20-F is available under the Company's profile on SEDAR at www.sedar.com.  The audit committee met four times during the 2020 financial year.

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Disclosure Requirements	Comments

Disclose whether the issuer has adopted a written policy relating to the identification and nomination of members of designated groups for directors. If the issuer has not adopted such a policy, disclose why it has not done so.

Disclose whether and, if so, how the board or nominating committee considers the level of representation of members of designated groups on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of members of designated groups on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer's reasons for not doing so.

Disclose whether and, if so, how the issuer considers the level of representation of designated groups in executive officer/members of senior management positions when making such officer appointments. If the issuer does not consider the level of representation of designated groups in executive officer/members of senior management positions when making such officer appointments, disclose the issuer's reasons for not doing so.

Disclose whether the issuer has adopted, for each group in the definition of "designated groups", a target number or percentage, or a range of target numbers or percentages, for members of the group to hold positions on the issuer's board by a specified date. If the issuer has not adopted such targets, disclose why it has not done so.

Disclose whether the issuer has adopted, for each group in the definition of "designated groups", a target number or percentage, or a range of target numbers or percentages, for members of the group to hold executive officer/members of senior management positions in the issuer by a specified date. If the issuer has not adopted such targets, disclose why it has not done so.

The Company has not adopted a written policy on the identification and nomination of members of designated groups for executive officers/members of senior management or directors, or a target for the number of persons in these roles.  The Company currently has five directors and four executive officers/members of senior management, two of whom identify as women (being 40% of the five directors and 0% of the four executive officers, respectively).  None of the Company's directors or executive officer/members of senior management identify as being an Indigenous person, disabled or a member of a visible minority.

The Company does not believe that quotas, strict rules or targets necessarily result in the identification or selection of the best candidates for directors or officers of the Company.  However, it is mindful of the benefit of diversity in the workplace and on the Board, and the need to maximize its effectiveness and the effectiveness of the Board and the Board's decision-making abilities.  The CGN Committee is committed to a merit-based system for Board composition, with an aim to retain the most qualified candidates for the applicable position.  The CGN Committee and the Board are also committed to equality of opportunity and take concrete steps to increase the representation of members from the designated groups within senior management and on the Board.

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Disclosure Requirements	Comments
For each group in the definition of "designated groups", disclose the number and proportion (in percentage terms) of members of each group who hold position on the Board of the issuer.	See comments above on prior page.

For each group in the definition of "designated groups", disclose the number and proportion (in percentage terms) of members of each group who hold position as executive officers/members of senior management of the issuer, including all of its major subsidiaries.

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APPENDIX A

AVALON ADVANCED MATERIALS INC.

(the "Company")

MANDATE OF THE BOARD OF DIRECTORS

Mandate

The Board of Directors (the "Board") of the Company is responsible for, on behalf of the shareholders, the stewardship of the Company and, in particular, for the supervision of the management of its business and affairs.

The Board discharges its responsibilities directly and through delegation to the various committees of the Board.

Directors of the Company are to exercise their business judgement in a manner consistent with their fiduciary duties. In particular, directors are required to act honestly and in good faith, with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Duties and Responsibilities

1. Managing the Affairs of the Board

Subject to their legal obligations and to the Articles and By-laws of the Company, the Board retains the responsibility for managing its own affairs, including:

a. planning its composition and size;

b. selecting its Chair;

c. nominating candidates for election to the Board;

d. creating committees and appointing the members of such committees; determining director compensation; and

e. determining director compensation.

2. Oversight of Management and Human Resources

Board has the responsibility for:

a. the appointment and succession of the Chief Executive Officer (the "CEO") and other officers of the Company, the monitoring of the performance of the CEO and other officers of the Company, and the providing of advice and counsel to the CEO and other officers of the Company in the execution of their duties;

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b. approving decisions relating to senior management, including:

i. the appointment of officers;

ii. the compensation, including incentive compensation, of the officers of the Company;

iii. succession planning; and

iv. the employment contracts, termination and other special arrangements with executive officers, or other employee groups;

c. approving and/or reviewing certain matters relating to all employees, including:

i. annual salary policies and/or programs;

ii. benefit and incentive programs;

3.  Business Strategy and Objectives

The Board has the responsibility to:

a. participate with management in the development of, and ultimately approve, the Company's strategic plan and objectives;

b. approve the entering into, or withdrawing from, areas of business that are, or are likely to be, significant or material to the Company;

c. approve material investments, acquisitions and divestitures by the Company;

d. approve major transactions and contracts and other arrangements or commitments that may have a significant or material impact on the Company; and

e. review management's implementation of appropriate community and environmental stewardship and safety and health management systems and programs.

4. Financial and Corporate Issues

The Board has the responsibility to:

a. approve the annual and quarterly financial statements of the Company, including the notes thereto, and the release thereof by management;

b. under the auspices of the Audit Committee:

i. oversee the processes implemented to ensure that the financial performance and results of the Company are reported fairly, accurately and in a timely manner in accordance with generally accepted accounting standards and in compliance with legal and regulatory requirements; and

ii. monitor the implementation, reliability and integrity of the Corporation's internal control and management information systems;

c. approve an annual budget and operating plan for the Company and monitor the Company's performance against such budget and plan; and

d. approve debt and equity financings, listings of securities and other matters related to the capital of the Company.

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5. Business and Risk Management

The Board has the responsibility to:

a. review with management (a) the processes utilized by management to identify, assess and manage risk and (b) review the implementation by management of appropriate systems to manage such risks; and

b. receive regular reports from management on matters relating to health, safety, community relations and the environment.

6. Policies and Procedures

The Board has the responsibility to:

a. direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards and promote a culture of integrity throughout the Company consistent with the Company's Code of Business Conduct and Ethics;

b. review management's implementation of appropriate community and environmental stewardship and safety and health management systems;

c. develop the Company's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are applicable to the Company; and

d. develop and/or approve all requisite or appropriate Board charters, policies and procedures and review regularly the content thereof.

7. Compliance Reporting and Corporate Communications

The Board has the responsibility to:

a. oversee the implementation of policies to foster the timely disclosure of any developments that have a significant and/or material impact on the value of the Company and/or its shares;

b. approve the Management Proxy Circular, Annual Information Form, Management's Discussion and Analysis, the Annual Report and all other corporate disclosure documents;

c. ensure the Company has in place effective communication processes with shareholders and other stakeholders, with financial, regulatory and other recipients and with the media; and

d. approve interaction with shareholders on all items requiring shareholder response or approval.

Approved by the Board of Directors on January 29, 2013.

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SCHEDULE B

BY-LAW NO. 1

A by-law relating generally to
the conduct of the affairs of

AVALON ~~RARE METALS~~ADVANCED MATERIALS INC.

CONTENTS

Part One	-	Interpretation
Part Two	-	Business of the Company
Part Three	-	Directors
Part Four	-	Meetings of Directors
Part Five	-	Committees
Part Six	-	Officers
Part Seven	-	Protection of Directors, Officers and Others
Part Eight	-	Shares
Part Nine	-	Dividends and Rights
Part Ten	-	Meetings of Shareholders
Part Eleven	-	Notices
Part Twelve	-	Electronic Documents
Part Thirteen	-	Effective Date

BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of Avalon ~~Rare Metals~~Advanced Materials Inc. (the "Company") as follows:

PART ONE
INTERPRETATION

1.01 Definitions

In this by-law and all other by-laws of the Company, unless the context otherwise specifies or requires:

"Act" means the Canada Business Corporations Act, R.S.C., 1985, c. C-44 and the regulations made under the Act, as from time to time amended, and every statute that may be substituted therefor and, in the case of such amendment or substitution, any reference in the by-laws of the Company shall be read as referring to the amended or substituted provisions therefor;

"appoint" includes "elect" and vice versa;

"articles" means the articles of the Company as from time to time amended or restated;

"board" means the board of directors of the Company;

"by-laws" means this by-law and any other by-law of the Company from time to time in force and effect;

"meeting of shareholders" includes an annual meeting of shareholders and a special meeting of shareholders;

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"non-business day" means Saturday, Sunday and any other day that is a holiday as defined in the Interpretation Act (Canada);

"recorded address" means in the case of a shareholder, ~~his or her~~their address as recorded in the securities register; and in the case of joint shareholders, the address appearing in the securities register in respect of such joint holding, or the first address so appearing if there are more than one; and in the case of a director, officer, auditor or member of a committee of the board, ~~his or her~~their latest address as recorded in the records of the Company;

"signing officer" means, in relation to any instrument, any person authorized to sign the same on behalf of the Company by section 2.04 or by a resolution passed pursuant to section 2.04; and

"special meeting of shareholders" includes a meeting of any class or classes of shareholders, and means a special meeting of all shareholders entitled to vote at an annual meeting of shareholders.

All terms contained in the by-laws that are not otherwise defined in the by-laws and which are defined in the Act, such as "resident Canadian", shall have the meanings given to such terms in the Act.

Words importing the singular shall include the plural and vice-versa; ~~words importing the masculine gender shall include the feminine and neuter genders;~~ and the word “persons” shall include individuals, bodies corporate, partnerships, associations, personal representatives and any number or aggregate of persons.

The headings used in the by-laws are inserted for reference purposes only, and are not to be considered or taken into account in construing the terms or provisions thereof, or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions.

1.02 Conflicts with Laws

In the event of any inconsistencies between the by-laws and mandatory provisions of the Act, the provisions of the Act shall prevail.

PART TWO
BUSINESS OF THE COMPANY

2.01 Registered Office

Unless changed in accordance with the Act, the registered office of the Company shall be in the province in Canada from time to time specified in the articles and at such address within such province as the directors may from time to time determine.

2.02 Corporate Seal

The Company may, but need not, adopt a corporate seal and if one is adopted it shall be in such form as the directors may by resolution adopt from time to time.

2.03 Financial Year

The first financial period of the Company and thereafter the fiscal year of the Company shall terminate on such date as the directors may by resolution determine.

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2.04 Execution of Instruments

Subject to section 2.06, contracts, documents or instruments in writing requiring the signature of the Company may be signed on behalf of the Company by any one officer or director.  The directors are authorized from time to time by resolution to appoint any officer or officers or any other person or persons on behalf of the Company either to sign contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments in writing.  In addition, any director or officer who may execute contracts, documents or instruments in writing, on behalf of the Company, may direct the manner in which and the person or persons by whom any particular contract, document or instrument in writing, or class thereof, may or shall be executed and delivered on behalf of the Company.

The signature or signatures of any officer or director of the Company and of any officer or officers, person or persons appointed as set out above by resolution of the directors may, if specifically authorized by resolution of the directors, be printed, engraved, lithographed or otherwise mechanically or electronically reproduced upon all contracts, documents or instruments in writing or bonds, debentures or other securities of the Company executed or issued by or on behalf of the Company, and all contracts, documents or instruments in writing or securities of the Company on which the signature or signatures of any of the foregoing officers, directors or persons shall be so reproduced, as authorized by resolution of the directors, shall be deemed to have been manually signed by such officers, directors or persons whose signature or signatures is or are so reproduced, and shall be as valid to all intents and purposes as if they had been signed manually, and notwithstanding that the officers, directors or persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of the delivery or issue of such contracts, documents or instruments in writing or securities of the Company.

The corporate seal of the Company may, when required, be affixed to contracts, documents or instruments in writing signed as set out above or by an officer or officers, person or persons appointed as set out above by resolution of the board of directors, although a document is not invalid merely because a corporate seal is not affixed to it.

The term "contracts, documents or instruments in writing" as used in this by-law shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, immovable or movable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of securities and all paper writings.

2.05 Banking Arrangements

The banking business of the Company including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the directors.  Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the directors may from time to time by resolution prescribe or authorize.

2.06 Cheques, Drafts, Notes, Etc.

All cheques, drafts or orders for the payment of money, and all notes, acceptances and bills of exchange shall be signed by such officer or officers or other person or persons, whether or not an officer or officers of the Company, and in such manner as the directors may from time to time designate by resolution.

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2.07 Custody of Securities

All securities (including shares, debentures, bonds, notes, warrants or other obligations or securities) owned by the Company shall be lodged in the name of the Company with a chartered bank or a trust company or in a safety deposit box or, if so authorized by resolution of the directors, with such other depositaries or in such other manner as may be determined from time to time by the directors.  All securities (including shares, debentures, bonds, notes, warrants or other obligations or securities) belonging to the Company may be issued and held in the name of a nominee or nominees of the Company (and if issued or held in the names of more than one nominee shall be held in the names of the nominees jointly with right of survivorship), and shall be endorsed in blank with endorsement guaranteed in order to enable transfer thereof to be completed and registration thereof to be effected.

2.08 Voting Securities in Other Bodies Corporate

The signing officers of the Company may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Company.  Such instruments shall be in favour of such persons as may be determined by the said signing officers executing or arranging for the same.  In addition, the directors may from time to time direct the manner in which and the persons by whom any particular voting rights or class of voting rights may or shall be exercised.

PART THREE
DIRECTORS

3.01 Number of Directors

Until changed in accordance with the Act, the board shall consist of not fewer than the minimum number and not more than the maximum number of directors provided in the articles.

3.02 Qualification

Every director shall be an individual 18 or more years of age, and no one who is of unsound mind and has been so found by a court in Canada or elsewhere, or who has the status of a bankrupt shall be a director.  Unless the articles otherwise provide, a director need not be a shareholder.  Subject to the Act, at least 25% of the directors of the Company must be resident Canadians.  If at any time the Company has less than four directors, at least one director must be a resident Canadian.

3.03 Term of Office

A director's term of office (subject to the provisions, if any, of the Company's articles, and subject to ~~his~~ their election for an expressly stated term) shall be from the date of the meeting at which ~~he is~~they are elected or appointed until the close of the annual meeting next following, or until ~~his their~~their successor is elected or appointed.

3.04 Election and Removal

Directors shall be elected by the shareholders in a meeting on a show of hands unless a poll is demanded, and if a poll is demanded, such election shall be by ballot. The number of directors to be elected at any such meeting shall be the number of directors then in office, unless the directors or the shareholders otherwise determine. Except for those directors elected for an expressly stated term, all the directors then in office shall cease to hold office at the close of a meeting of shareholders at which directors are elected but, if qualified, are eligible for re-election. If a meeting of the shareholders of the Company fails to elect the number or the minimum number of directors required by the articles by reason of the disqualification, incapacity or the death of any candidates, the directors elected at that meeting may exercise all the powers of the directors if the number of directors so elected constitutes a quorum. Subject to subsection 2 of section 109 of the Act, the shareholders of the Company may, by ordinary resolution at a special meeting, remove any director before the expiration of ~~his~~ their term of office, in which case the director so removed shall vacate office forthwith upon the passing of the resolution for ~~his~~ their removal, and may, by a majority of the votes cast at the meeting, elect any person in ~~his~~ their stead for the remainder of ~~his~~ their term.

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3.05 Vacation of Office

The office of a director shall ipso facto be vacated if:

(a) They~~he~~ die~~s~~:

(b) They are~~he is~~ removed from office by the shareholders;

(c) They ~~he~~ become~~s~~ bankrupt;

(d) They are~~he is~~ found by a court in Canada or elsewhere to be of unsound mind; or

(e) ~~his~~ their written resignation is received by the Company, or if a time is specified in such resignation, at the time so specified, whichever is later.

3.06 Vacancies

Subject to the Act, where a vacancy occurs in the board, except a vacancy resulting from an increase in the number or minimum number of directors or from failure to elect the number or minimum number of directors required by the articles, and a quorum of directors remains in office, the directors then in office (even though 25% of such directors are not resident Canadians) may appoint a person to fill the vacancy for the remainder of the term.  If there is not then a quorum of directors or if there has been a failure to elect the number or minimum number of directors required by the articles, the directors then in office shall without delay call a special meeting of shareholders to fill the vacancy and, if they fail to do so or if there are no directors then in office, the meeting may be called by any shareholder.

3.07 Action by Directors

The directors shall manage, or supervise the management of, the business and affairs of the Company, and may exercise all such powers and do all such acts and things as may be exercised or done by the Company and are not by the Act, the articles, the by-laws, any special resolution of the Company, or by statute expressly directed or required to be done in some other manner.

3.08 Canadian Directors Present at Meetings

The directors shall not transact business at a meeting unless at least twenty-five per cent of the directors present are resident Canadians or, if the Company has less than four directors, at least one of the directors present is a resident Canadian, except where:

(a) a resident Canadian director who is unable to be present approves in writing or by telephonic, electronic or other communication facility, the business transacted at the meeting; and

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(b) the required number of resident Canadian directors would have been present had that director been present at the meeting.

3.09 Duties

Every director and officer of the Company in exercising ~~his~~ their powers and discharging ~~his~~ their duties shall:

(a) act honestly and in good faith with a view to the best interests of the Company; and

(b) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

3.10 Validity of Acts

An act by a director or officer is valid notwithstanding an irregularity in ~~his~~ their election or appointment or a defect in ~~his~~ their qualification.

3.11 Remuneration and Expenses

The remuneration to be paid to the directors shall be such as the directors shall from time to time determine.  The directors may also by resolution award special remuneration to any director in undertaking any special services on the Company's behalf other than the routine work ordinarily required of a director of a Company.  The confirmation of any such resolution or resolutions by the shareholders shall not be required.  The directors shall also be entitled to be paid their travelling and other expenses properly incurred by them in connection with the affairs of the Company.

PART FOUR
MEETINGS OF DIRECTORS

4.01 Calling of Meetings

Meetings of the directors shall be held from time to time at such place as the ~~chairman~~chair of the board (if any), the president or vice-president who is a director or any two directors may determine and the corporate secretary shall, upon direction of any of the foregoing, convene a meeting of directors.

4.02 Place of Meeting

Meetings of directors and of any committee of directors may be held at any place in or outside Canada.

4.03 Notice

Notice of the time and place for the holding of any such meeting shall be delivered personally, by mail or by facsimile, or otherwise communicated by electronic means upon written consent in accordance with the requirements of the Act ("Electronic Communications") to each director not less than two business days (exclusive of the day on which the notice is delivered, mailed, or sent by Electronic Communications but inclusive of the day for which notice is given) before the date of the meeting; provided that meetings of the directors or of any committee of directors may be held at any time without formal notice if all the directors are present (except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all absent directors have waived notice.  Notice of any meeting of directors or of any committee of directors or any irregularity in any meeting or the notice thereof may be waived by any director in writing or by Electronic Communication addressed to the Company or in any other manner, and such waiver may be validly given either before or after the meeting to which such waiver relates.  A notice of meeting of directors or of any committee of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified.

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4.04 Quorum

Subject to section 3.08, the quorum for the transaction of business at any meeting of the directors shall consist of a majority of the directors then in office and, notwithstanding any vacancy among the directors, a quorum of directors may exercise all the powers of the directors.

4.05 First Meeting of the New Board

For the first meeting of directors to be held following the election of directors at an annual or special meeting of the shareholders, or for a meeting of directors at which a director is appointed to fill a vacancy in the board, no notice of such meeting need be given to the newly elected or appointed director or directors in order for the meeting to be duly constituted, provided a quorum of the directors is present.

4.06 Adjournment

Any meeting of directors or of any committee of directors may be adjourned from time to time by the ~~chairman~~chair of the meeting, with the consent of the meeting, to a fixed time and place, and no notice of the time and place for the holding of the adjourned meeting need be given to any director if the time and place of the adjourned meeting are announced at the original meeting. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The directors who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment.

4.07 Electronic Participation

Subject to the Act, if all of the directors consent, a director may participate in a meeting of the directors or a committee of directors by means of such telephonic, electronic or other communications facilities as permit all persons participating in the meeting to communicate adequately with each other, and a director participating in a meeting by such means shall be deemed to be present at that meeting.  A consent is effective whether given before or after the meeting and may be given with respect to all meetings of the directors and committees of the directors.

4.08 Regular Meetings

The directors may appoint a day or days in any month or months for regular meetings of the directors at a place and hour to be named.  A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

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4.09 ~~Chairman~~Chair

The ~~chairman~~chair of any meeting of the directors shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: ~~chairman~~chair of the board, chief executive officer, president, lead director or a vice-president. If no such officer is present, the directors present shall choose one of their number to be ~~chairman~~chair.

4.10 Votes to Govern

All questions arising at any meeting of directors shall be decided by a majority of votes. In case of an equality of votes, the ~~chairman~~chair of the meeting in addition to ~~his~~their original vote shall not have a second or casting vote.

4.11 Resolution in Lieu of Meeting

A resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of directors or committee of directors is as valid as if it had been passed at a meeting of directors or committee of directors.  A copy of every such resolution shall be kept with the minutes of the proceedings of the directors or committee of directors.

PART FIVE
COMMITTEES

5.01 Committees of Directors

The directors may appoint one or more committees of the board, however designated, and delegate to any such committee any of the powers of the board except those which pertain to items which, under the Act, a committee of the board has no authority to exercise.

5.02 Transaction of Business

Subject to the provisions of section 4.07, the powers of such committee or committees of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee.  Meetings of such committee may be held at any place in or outside Canada.

5.03 Audit Committee

The directors shall appoint annually from among its number an audit committee to be composed of not fewer than three directors.  At least such number of directors as may be specified by the Act, other applicable law or stock exchange requirements shall not be officers or employees of the Company or its affiliates.  The audit committee shall have the powers provided in the Act and in other applicable law and in, addition, such other powers and duties as the directors may determine.

5.04 Advisory Bodies

The directors may from time to time appoint advisory bodies as they may deem advisable.

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5.05 Procedure

Unless otherwise determined by the directors, each committee shall have the power to fix its quorum at not less than a majority of its members, to elect its ~~chairman~~chair and to regulate its procedure.

PART SIX
OFFICERS

6.01 Appointment of Officers

The directors shall annually or as often as may be required appoint a chief executive officer, president, chief financial officer and a corporate secretary, and if deemed advisable, may annually or as often as may be required appoint one or more vice-presidents (to which title may be words added indicating seniority or function), a treasurer, a controller and such other officers as the directors may determine, including one or more assistants to any one of the officers so appointed. Subject to sections 6.02 and 6.03, an officer may but need not be a director, and one person may hold more than one office. In case and whenever the same person holds the offices of corporate secretary and treasurer, ~~he or she~~they may but need not be known as the secretary-treasurer. The directors may from time to time appoint such other officers, employees and agents as they shall deem necessary who shall have such authority and shall perform such functions and duties as may from time to time be prescribed by resolution of the directors.

6.02 ~~Chairman~~Chair of the Board

The board may from time to time appoint a ~~chairman~~chair of the board who shall be a director. If appointed, the directors may assign to ~~him~~them any of the powers and duties that are by any provisions of this by-law assigned to the lead director or to the president; and ~~he~~they shall, subject to the provisions of the Act, have such other powers and duties as the directors may specify. During the absence or disability of the ~~chairman~~chair of the board, ~~his~~ their duties shall be performed and ~~his~~ their powers exercised by the lead director, if any, or by the president.

6.03 Lead Director

The board of directors may appoint from their number a lead director who, unless otherwise permitted by the Act, shall be a resident Canadian. Subject to the Act, a lead director shall possess and exercise such authority and powers and shall perform such duties as may be determined by the by-laws and the board of directors. A lead director shall not be an officer of the Company.

6.04 Chief Executive Officer

The chief executive officer shall have, under the control of the board of directors, general supervision and direction of the business and affairs of the Company. The chief executive officer shall possess and exercise such authority and powers and perform such other duties as may be determined by the by-laws, the board of directors and the ~~chairman~~chair of the board. In the absence of the ~~chairman~~chair of the board and lead director, if any, and if the executive officer is also a director of the Company, the executive officer shall, when present, preside at all meetings of the directors, any committee of the directors and shareholders; ~~he or she~~they shall sign such contracts, documents or instruments in writing as require ~~his or her~~their signature, and shall have such other powers and shall perform such other duties as may from time to time be assigned to ~~him them or her~~them by resolution of the directors or as are incident to ~~his or her~~their office.

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6.05 President

Unless the board of directors determines otherwise, the president shall be the chief operating officer of the Company and shall have, under the control of the board of directors and the chief executive officer, general supervision of the business of the Company. The president shall possess and exercise such authority and powers and perform such other duties as may be determined by the by-laws, the board of directors, the ~~chairman~~chair of the board and the chief executive officer. In the absence of the ~~chairman~~chair of the board and the lead director, if any, and the chief executive officer, and if the president is also a director of the Company, the president shall, when present, preside at all meetings of the directors, any committee of the directors and shareholders; ~~he or she~~they shall sign such contracts, documents or instruments in writing as require ~~his or her~~their signature, and shall have such other powers and shall perform such other duties as may from time to time be assigned to ~~him or her~~them by resolution of the directors or as are incident to ~~his or her~~their office.

6.06 Vice-President

The vice-president or, if more than one, the vice-presidents in order of seniority, shall be vested with all the powers and shall perform all the duties of the president in the absence or inability or refusal to act of the chief executive officer, provided, however, that a vice-president who is not a director shall not preside as ~~chairman~~chair at any meeting of directors or shareholders. The vice-president or, if more than one, the vice-presidents in order of seniority, shall sign such contracts, documents or instruments in writing as require ~~his, her or~~ their signatures and shall also have such other powers and duties as may from time to time be assigned ~~to him, her or~~ them by resolution of the directors.

6.07 Corporate Secretary

The corporate secretary shall possess and exercise such authority and powers and perform such duties as may be determined by the by-laws, the board of directors, the ~~chairman~~chair of the board, the chief executive officer and the president.

The corporate secretary shall give or cause to be given, as and when instructed, notices to the board of directors, the shareholders, officers, auditors and members of committees and advisory bodies of the board of directors. Unless otherwise determined by the board of directors, the corporate secretary shall attend and record minutes of all meetings of the board of directors, committees of the board of directors, shareholders and advisory bodies. The corporate secretary shall have charge of the corporate seal or seals and of the corporate records, subject to section 8.03 hereof, required by law to be kept, except accounting records.

6.08 Treasurer or Assistant Treasurer

The Treasurer or Assistant Treasurer shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Company; ~~he or she~~they shall render to the board whenever required an account of all ~~his~~ their transactions as Treasurer or Assistant Treasurer and of the financial position of the Company; and they~~he~~ shall have such other powers and duties as the directors may specify. Unless and until the directors designate any other officer of the Company to be the Chief Financial Officer of the Company, the Treasurer or Assistant Treasurer shall be the Chief Financial Officer of the Company.

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6.09 Powers and Duties of Other Officers

The powers and duties of all other officers shall be such as the terms of their engagement call for or as the directors or the chief executive officer may specify.  Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer otherwise directs.

6.10 Term of Office

All officers, employees and agents, in the absence of agreement to the contrary, shall be subject to removal by resolution of the directors at any time, with or without cause. Otherwise, each officer appointed by the directors shall hold office until their successor is appointed or until the earlier of ~~his or her~~their resignation or death.

6.11 Variation of Powers and Duties

The directors may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

6.12 Terms of Employment and Remuneration

The terms of employment and remuneration of all officers appointed by the board, including the ~~chairman~~chair of the board, if any, and the president shall be determined from time to time by resolution of the board. The fact that any officer or employee is a director or shareholder shall not disqualify ~~him or her~~them from receiving such remuneration as may be determined.

6.13 Conflict of Interest

An officer shall disclose ~~his or her~~their interest in any material contract or proposed material contract with the Company in accordance with section 7.04.

6.14 Vacancies

If the office of ~~chairman~~chair, lead director, president, vice-president, corporate secretary, controller, treasurer, or any other office created by the directors pursuant to section 6.10 hereof shall be or become vacant by reason of death, resignation or in any other manner whatsoever, the directors shall in the case of the president or the corporate secretary and may in the case of any other officer appoint an officer to fill such vacancy.

6.15 Other Officers

The duties of all other officers of the Company shall be such as the terms of their engagement call for or the board requires of them.  Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board otherwise directs.

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PART SEVEN
PROTECTION OF DIRECTORS AND OFFICERS

7.01 Limitation of Liability

Except as otherwise provided in the Act, no director or officer for the time being of the Company shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity, or for any loss, damage or expense happening to the Company through the insufficiency or deficiency of title to any property acquired by the Company or for or on behalf of the Company, or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Company shall be placed out or invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, including any person with whom or which any moneys, securities or effects shall be lodged or deposited, or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Company or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of ~~his or her~~their office or in relation thereto, unless the same shall happen by or through ~~his or her~~their failure to exercise ~~his or her~~their powers and to discharge ~~his or her~~their duties honestly, in good faith with a view to the best interests of the Company, and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, provided that nothing in these by-laws shall relieve a director or officer from the duty to act in accordance with the Act and regulations made thereunder, or relieve ~~him or her~~them from liability for a breach thereof. The directors for the time being of the Company shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into in the name or on behalf of the Company, except such as shall have been submitted to and authorized or approved by the board of directors.

7.02 Indemnity

(a) Subject to the provisions of paragraph (b) below, the Company shall, to the maximum extent permitted by law, indemnify a director or officer of the Company, a former director or officer of the Company, or another individual who acts or acted at the Company's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including any amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Company or other entity.

(b) The indemnity provided under paragraph (a) above will only be applicable if the individual:

(i) acted honestly and in good faith with a view to the best interests of the Company or other entity for which the individual acted as director or officer or in a similar capacity at the Company's request, as the case may be;

(ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that the individual's conduct was lawful; and

(iii) was not judged by a court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done.

(c) The Company shall advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in paragraph (a), provided that such individual shall repay the moneys so advanced if the individual does not fulfill the conditions of paragraph (b).

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(d) The provisions for indemnification contained in this by-law shall not be deemed exclusive of any other rights to which any person seeking indemnification may be entitled under any agreement, vote of shareholders or directors or otherwise, both as to action in the individual's official capacity and as to action in another capacity, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and legal representatives of such a person.

7.03 Insurance

Subject to the Act, the Company may purchase and maintain insurance for the benefit of any person referred to in section 7.02 against any liability incurred by ~~him or her~~them in ~~his or her~~their capacity as a director or officer, or an individual acting in a similar capacity, of the Company or of another body corporate at the Company's request.

7.04 Conflict of Interest

A director or officer who is a party to, or who is a director or officer (or acting in a similar capacity) of or has a material interest in a party to, any material contract or transaction, whether made or proposed, with the Company shall disclose the nature and extent of ~~his or her~~their interest at the time and in the manner provided by the Act. Any such contract or transaction shall be referred to the directors or shareholders for approval even if such contract is one that in the ordinary course of the Company's business would not require approval by the directors or shareholders, and a director interested in a contract so referred to the permitted board shall not vote on any resolution to approve the same, except as permitted by the Act.

7.05 Submission of Contracts or Transactions to Shareholders for Approval

The directors in their discretion may submit any contract, act or transaction for approval, ratification or confirmation at any annual meeting of the shareholders or at any special meeting of the shareholders called for the purpose of considering the same and any contract, act or transaction that shall be approved, ratified or confirmed by resolution passed by a majority of the votes cast at any such meeting (unless any different or additional requirement is imposed by the Act or by the Company's articles or any other by-law) shall be as valid and as binding upon the Company and upon all the shareholders as though it had been approved, ratified and/or confirmed by every shareholder of the Company.

PART EIGHT
SHARES

8.01 Issuance

Subject to the Act and the articles of the Company, the directors may from time to time issue, or grant options to purchase, the whole or any part of the authorized and unissued shares of the Company at such times and to such persons and for such consideration as the directors may determine, provided that no share shall be issued until it is fully paid as provided by the Act.

8.02 Commissions

The directors may from time to time authorize the Company to pay a reasonable commission to any person in consideration of such person purchasing or agreeing to purchase shares of the Company, whether from the Company or from any other person, or procuring or agreeing to procure purchasers for any such shares.

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8.03 Transfer Agents and Registrars

The directors may from time to time appoint a registrar to maintain the securities register and a transfer agent to maintain the register of transfers and may also appoint one or more branch registrars to maintain branch securities registers and one or more branch transfer agents to maintain branch registers of transfers, but one person may be appointed both registrar and transfer agent.  The directors may at any time terminate any such appointment.

8.04 Share Certificates

Every holder of one or more shares of the Company shall be entitled, at ~~his~~ their option, to a share certificate, or to a non-transferable written acknowledgement of ~~his~~ their right to obtain a share certificate, stating the number and class or series of shares held by ~~him or her~~them as shown on the securities register. Share certificates and acknowledgements of a shareholder's right to a share certificate shall be in such form as the directors shall from time to time approve. Any share certificate shall be signed in accordance with section 2.04; it need not be under the corporate seal. The signature of one of the signing officers may be printed or mechanically reproduced upon share certificates. Every printed or mechanically reproduced signature shall for all purposes be deemed to be a signature binding upon the Company. Unless the directors otherwise determine, certificates representing shares in respect of which a transfer agent or registrar, as the case may be, has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent or registrar. In the case of share certificates which are not valid unless countersigned by or on behalf of a transfer agent or registrar, the signature of any signing officer may be printed or mechanically reproduced upon share certificates and every such printed or mechanically reproduced signature shall for all purposes be deemed to be a signature binding upon the Company. Notwithstanding any change in the persons holding office between the time of signing and the issuance of any certificate, and notwithstanding that a person may not have held office at the date of issuance of such certificate, any such certificate so signed shall be valid and binding upon the Company.

8.05 Joint Shareholders

If two or more persons are registered as joint holders of any share, the Company shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them.  Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

8.06 Deceased Shareholders

In the event of the death of a holder, or of one of the joint holders, of any share, the Company shall not be required to make any entry in the securities register in respect thereof or to make dividends or other payments in respect thereon except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Company and its transfer agents.

8.07 Replacement of Share Certificates

The directors or any officer or agent designated by the directors may in their ~~or his or her~~ discretion direct the issue of a new share certificate in lieu of and upon cancellation of a share certificate that has been mutilated or in substitution for a share certificate claimed to have been lost, destroyed or wrongfully taken on payment of such reasonable fee, and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the directors, or any officer or agent designated by the directors, may from time to time prescribe, whether generally or in any particular case.

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8.08 Lien for Indebtedness

If the articles provide that the Company shall have a lien on shares registered in the name of a shareholder indebted to the Company, such lien may be enforced, subject to the articles, by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law or by equity and, pending such enforcement, may refuse to register a transfer of the whole or any part of such shares.

PART NINE
DIVIDENDS AND RIGHTS

9.01 Dividends

Subject to the Act, the directors may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Company.  Dividends may be paid in money or property or by issuing fully paid shares of the Company.

9.02 Dividend Cheques

A dividend payable in money shall be paid by either electronically by direct deposit or by cheque drawn on the Company's bankers or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and, if paid by cheque, mailed by prepaid ordinary mail to such registered holder at ~~his or her~~their recorded address, unless such holder otherwise directs. In the case of joint holders any cheque issued shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address. The mailing of such cheque as set out in this section, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Company is required to and does withhold.

9.03 Non-Receipt of Cheques

In the event of non-receipt of any dividend cheque by the person to whom it is sent as set out in section 9.02, the Company shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the directors may from time to time prescribe, whether generally or in any particular case.

9.04 Record Date for Dividends and Rights

The directors may fix in advance a date, preceding by not more than 50 days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of right to subscribe for securities of the Company, as a record date for the determination of the persons entitled to receive payment for such dividend or to exercise the right to subscribe for such securities, and notice of any such record date shall be given not less than 7 days before such record date in the manner provided in the Act.  If no record date is so fixed, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Company shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the directors.

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9.05 Unclaimed Dividends

Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Company.

PART TEN
MEETINGS OF SHAREHOLDERS

10.01 Annual Meetings

The annual meeting of shareholders shall be held on such day and at such time in each year and, subject to section 10.03, at such place as the directors, the ~~chairman~~chair of the board or the chief executive officer may from time to time determine, in any event no later than the earlier of (i) six months after the end of each financial year of the Company and (ii) 15 months after the Company’s last annual meeting of shareholders, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting.

An annual meeting of shareholders may also be constituted as an annual and special meeting of shareholders to consider and transact any special business, which may be considered and transacted at a special meeting of shareholders.

10.02 Special Meetings

The directors shall have power to call a special meeting of shareholders at any time.

10.03 Place of Meetings

Subject to the Act, meetings of shareholders shall be held at the place within Canada that the directors determine. If the Company makes available a telephonic, electronic or other communication facility that permits all participants of a shareholders meeting to communicate adequately with each other during the meeting and otherwise complies with the Act, any person entitled to attend such meeting may participate by means of such communication facility in the manner prescribed by the Act, and any person participating in the meeting by such means is deemed to be present at the meeting.

10.04 Notice of Meetings

Notice of the time and place of each meeting of shareholders shall be given in the manner provided in Part Eleven not less than 21 nor more than 60 days before the date of the meeting to each director, to the auditors and to each shareholder who at the close of business on the record date is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting.  Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and the auditors' report, election of directors and reappointment of incumbent auditors shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution to be submitted to the meeting.

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10.05 List of Shareholders Entitled to Notice

For every meeting of shareholders, the Company shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares held by each shareholder entitled to vote at the meeting.  If a record date for the meeting is fixed pursuant to section 10.06, the shareholders listed shall be those registered at the close of business on such record date.  If no record date is fixed, the shareholders listed shall be those registered at the close of business on the day immediately preceding the day on which notice of the meeting is given, or where no such notice is given, the day on which the meeting is held.  The list shall be available for examination by any shareholder during usual business hours at the registered office of the Company or at the place where the central securities register is kept and at the meeting for which the list was prepared.

10.06 Record Date for Notice

The directors may fix in advance a record date, preceding the date of any meeting of shareholders by not more than 60 days and not less than 21 days, for the determination of the shareholders entitled to notice of the meeting, provided that notice of any such record date is given not less than seven days before such record date, in the manner provided in the Act.  If no record date is so fixed, the record date for the determination of the shareholders entitled to notice of the meeting shall be the close of business on the day immediately preceding the day on which the notice is given, or, if no notice is given, the day on which the meeting is held.

10.07 Meetings Held by Electronic Means

If the directors or shareholders of the Company call a meeting of shareholders pursuant to the Act, the directors may determine that the meeting shall be held, in accordance with the Act, entirely by means of a telephonic, electronic or other communications facility that permits all participants to communicate adequately with each other during the meeting.

10.08 Meetings without Notice

A meeting of shareholders may be held without notice at any time and place permitted by the Act (a) if all the shareholders entitled to vote thereat are present in person or represented by proxy or if those not present or represented by proxy waive notice of or otherwise consent to such meeting being held, and (b) if the auditors and the directors are present or waive notice of or otherwise consent to such meeting being held, provided that such shareholders, auditors or directors present are not attending for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.  At such a meeting, any business may be transacted which the Company at a meeting of shareholders may transact.

10.09 ~~Chairman~~Chair, Corporate Secretary and Scrutineers

The ~~chairman~~chair of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: ~~chairman~~chair of the board, chief executive officer, president, lead director or a vice-president who is a shareholder. If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be ~~chairman~~chair. If the corporate secretary of the Company is absent, the ~~chairman~~chair shall appoint some person, who need not be a shareholder, to act as corporate secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the ~~chairman~~chair with the consent of the meeting.

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10.10 Persons Entitled to be Present

The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditors of the Company and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the ~~chairman~~chair of the meeting or with the consent of the meeting.

10.11 Quorum

Subject to the Act, a quorum for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy or proxyholder for an absent shareholder so entitled, holding or representing in the aggregate not less than 25% of the issued and outstanding shares of the Company carrying voting rights at the meeting of shareholders.

10.12 Right to Vote

Subject to the provisions of the Act as to authorized representatives of any other body corporate or association, at any meeting of shareholders for which the Company has prepared the list referred to in paragraph 10.05, a shareholder whose name appears on such list is entitled to vote the shares shown opposite ~~his~~ their name at the meeting to which the list relates. At any meeting of shareholders for which the Company has not prepared the list referred to in paragraph 10.05, every person shall be entitled to vote at the meeting who at the time is entered in the securities register as the holder of one or more shares carrying the right to vote at such meeting. The persons entitled to vote at any meeting of shareholders shall be the persons entitled to vote in accordance with the Act.

10.13 Proxyholders and Representatives

Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, to attend and act as ~~his or her~~their representative at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in writing executed by the shareholder or ~~his or her~~their attorney and shall conform with the requirements of the Act. Alternatively, every such shareholder which is a body corporate or association may authorize by resolution of its directors or governing body an individual to represent it at a meeting of shareholders and such individual may exercise on the shareholder's behalf all the powers it could exercise if it were an individual shareholder. The authority of such an individual shall be established by depositing with the Company a certified copy of such resolution, or in such other manner as may be satisfactory to the corporate secretary of the Company or the ~~chairman~~chair of the meeting. Any such proxyholder or representative need not be a shareholder.

10.14 Time for Deposit of Proxies

The directors may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than 48 hours exclusive of non-business days, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Company or an agent thereof specified in such notice or, if no such time is specified in such notice, it has been received by the corporate secretary of the Company or by the ~~chairman~~chair of the meeting or any adjournment thereof prior to the time of voting.

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10.15 Joint Shareholders

If two or more persons hold shares jointly, any of them present in person or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented by proxy, they shall vote together as one on the shares jointly held by them.

10.16 Votes to Govern

At any meeting of shareholders every question shall, unless otherwise required by the articles or by-laws or by law, be determined by the majority of the votes cast on the question. In case of an equality of votes either upon a show of hand or upon a poll, the ~~chairman~~chair of the meeting shall not be entitled to a second or casting vote.

10.17 Show of Hands

Subject to the Act, any question at a meeting of shareholders shall be decided by a show of hands, which may include such other indication of a vote made by means of the telephonic, electronic or other communication facility, if any, made available by the Company for that purpose, unless a ballot thereon is required or demanded as provided in section 10.18. Upon a show of hands, every person who is present, in person or by means of the telephonic, electronic or other communications facility, if any that the Company has made available for such purpose, and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the ~~chairman~~chair of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question. For the purpose of this section, if at any meeting the Company has made available to shareholders the means to vote electronically, any vote made electronically shall be included in tallying any votes by show of hands.

10.18 Ballots

On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, the ~~chairman~~chair may require a ballot or any person who is present and entitled to vote at the meeting may require or demand a ballot. A ballot so required or demanded shall be taken in such manner as the ~~chairman~~chair shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which ~~he is~~ they are entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

10.19 Adjournment

The ~~chairman~~chair at a meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place. If a meeting of shareholders is adjourned for less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned. Subject to the Act, if a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting.

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10.20 Resolution in Writing

A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders unless a written statement with respect to the subject matter of the resolution is submitted by a director or the auditors in accordance with the Act.

PART ELEVEN
NOTICES

11.01 Method of Giving Notices

Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the regulations thereunder, the articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the directors shall be sufficiently given if delivered personally to the person to whom it is to be given; delivered to the recorded address of the person; mailed to the person's recorded address by prepaid or ordinary or air mail; sent to the person's recorded address by any means of prepaid transmitted or recorded communication; or an electronic document is provided in accordance with Part Twelve of this by-law.

A notice delivered as set out in this section is deemed to have been given when it is delivered personally or to the recorded address; a notice mailed as set out in this section shall be deemed to have been given when deposited in a post office or public letter box; and a notice sent by means of transmitted or recorded communication as set out in this section is deemed to have been dispatched or delivered to the appropriate communication company or agency or its representative for dispatch; and a notice sent by electronic means as set out in this section and Part Twelve shall be deemed to have been given upon receipt of reasonable confirmation of transmission to the designated information system indicated by the person entitled to receive such notice. The corporate secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the directors in accordance with any information believed by ~~him or her~~them to be reliable.

11.02 Signature to Notices

The signature of any director or officer of the Company to any notice or document to be given by the Company may be written, stamped, mechanically reproduced or electronically reproduced in whole or in part.

11.03 Proof of Service

With respect to every notice sent by post it is sufficient to prove that the envelope or wrapper continuing the notice or other document was properly addressed as provided in this by-law and put into a post office or into a letter box. With respect to every notice or other document sent as an electronic document it is sufficient to prove that the electronic document was properly addressed to the designated information system as provided in this by-law and sent by electronic means. A certificate of the ~~chairman~~chair of the board, the chief executive officer, the president, a vice-president, the corporate secretary, the treasurer or the controller or of any other officer of the Company in office at the time of the making of the certificate or of a transfer officer of any transfer agent or branch transfer agent of shares of any class of the Company as to the facts in relation to the mailing or delivery of any notice or other document to any shareholder, director, officer or auditor or publication of any notice or other document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Company as the case may be.

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11.04 Notice to Joint Shareholders

If two or more persons are registered as joint holders of any share, any notice may be addressed to all of such joint holders but notice to one of such persons shall be sufficient notice to all of them.

11.05 Computation of Time

In computing the date when notice must be given under any provision requiring a specified number of days notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

11.06 Undelivered Notices

If any notice given to a shareholder pursuant to section 11.01 is returned on three consecutive occasions because ~~he or she~~they cannot be found, the Company shall not be required to give any further notices to such shareholder until ~~he or she~~they inform~~s~~ the Company in writing of ~~his or her~~their new address.

11.07 Omissions and Errors

The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

11.08 Persons Entitled by Death or Operation of Law

Every person who, by operation of law, transfer, death of shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder through whom ~~he or she~~they derive~~s his or her~~their title to such share prior to ~~his or her~~their name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which ~~he or she~~they became so entitled) and prior to ~~his or her~~their furnishing to the Company the proof of authority or evidence of ~~his or her~~their entitlement prescribed by the Act.

11.09 Waiver of Notice

Any shareholder, proxyholder, representative, director, officer, auditor, member of a committee of the board or other person entitled to attend a meeting of shareholders may at any time waive any notice, or waive or abridge the time for any notice, required to be given to ~~him or her~~them or to the shareholder whom the proxyholder or representative represents under any provision of the Act, the regulations thereunder, the articles, the by-laws or otherwise and such waiver or abridgement, whether given before or after the meeting or other event for which notice is required to be given shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board which may be given in any manner.

PART TWELVE

ELECTRONIC DOCUMENTS

12.01 Creation and Provision of Information

Unless the Company's articles provide otherwise, and subject to and in accordance with the Act, the Company may satisfy any requirement of the Act to create or provide a notice, document or other information to any person by the creation or provision of an electronic document.  Except as provided in the Act, "electronic document" means any form of representation of information or of concepts fixed in any medium in or by electronic, optical or other similar means that can be read or perceived by a person by any means.

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PART THIRTEEN
EFFECTIVE DATE

13.01 Effective Date

This by-law shall come into force upon being passed by the directors in accordance with the Act.

MADE by the board the ~~9th~~ 12th day of ~~February~~January, ~~2011~~2021.

~~WITNESS the seal of the Company.~~

(signed) "Donald S. Bubar"	(signed) "R. James Andersen"
Donald S. Bubar	R. James Andersen
President and Chief Executive Officer	Vice-President, Finance and Chief Financial Officer

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SCHEDULE C

DEFERRED SHARE UNIT PLAN

1. INTRODUCTION

1.1 Purpose.  This Plan has been established to provide Directors of the Company with the opportunity to acquire Deferred Share Units in order to allow them to participate in the long term success of the Company and to promote a greater alignment of interests between its Directors and shareholders.

1.2 Definitions.  For purposes of this Plan:

(a) "Acknowledgement and Election Form" means a document substantially in the form of Schedule "A";

(b) "Affiliate" has the meaning assigned by the Securities Act (Ontario), as amended from time to time;

(c) "Applicable Laws" means all laws and regulations applicable to the Company and its affairs, and all applicable regulations and policies of such regulatory authorities, stock exchanges or over-the-counter markets as have jurisdiction over the affairs of the Company;

(d) "Applicable Withholding Taxes" has the meaning set forth in Section 2.4 of the Plan;

(e) "Award Date" means in respect of Deferred Share Units awarded as (i) the Director's Retainer, as contemplated by Section 3, the last day of each of November, February, May and August of a Financial Year on which dates the Deferred Share Units shall be deemed to be awarded, in arrears, to a Participant; or (ii) a discretionary award as contemplated by Section 4, on such date as the Board determines;

(f) "Award Market Value" means (i) with respect to any particular Award Date, the volume-weighted average trading price of the Shares for the five (5) trading days immediately preceding the Award Date as reported by the Stock Exchange, and (ii) with respect to any other date in respect of which the calculation of Award Market Value is made, the volume-weighted average trading price of the Shares for the five (5) trading days immediately preceding such particular date as reported by the Stock Exchange;

(g) "Board" means the board of directors of the Company;

(h) "Committee" means the committee of the Board responsible for recommending to the Board the compensation of the Participants, which at the effective date of the Plan is the Compensation, Governance and Nominating Committee;

(i) "Corporate Secretary" means the corporate secretary of the Company;

(j) "Company" means Avalon Advanced Materials Inc. and its successors and assigns, and any reference in the Plan to activities by the Company means action by or under the authority of the Board or the Committee;

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(k) "Deferred Share Unit" means a unit equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Company in accordance with Section 5;

(l) "Director" means any member of the Board;

(m) "Director's Retainer" means the basic retainer payable to a Director for service as a member of the Board during a Financial Year and, for greater certainty, shall not include, committee chairperson retainers, committee member retainers, Board or committee meeting fees, special remuneration for ad hoc services rendered to the Board or any discretionary grant of Deferred Share Units, if any;

(n) "Disability" means, in respect of a Participant, becoming entitled to long-term disability benefits under such disability benefit plans as the Company may have in effect from time to time, and if no such disability benefit plans are in effect at the time Disability needs to be assessed or if the Participant does not participate in such disability plans, having been unable to act as a Director or to be employed or engaged by the Company or by a Subsidiary in any capacity (including, for greater certainty, as a consultant) for a period of at least twelve (12) consecutive months, in either case as a result of a long-term, chronic or permanent mental or physical condition;

(o) "Dividend Date" means the date on which a dividend is paid by the Company on the Shares;

(p) "Dividend Market Value" means the volume-weighted average trading price of the Shares for the five (5) trading days immediately preceding the Dividend Date as reported by the Stock Exchange;

(q) "Financial Year" means any 12 month period beginning on September 1 and ending on August 31, or as otherwise determined by the Board;

(r) "Insider" shall have the meaning ascribed thereto by the Stock Exchange from time to time;

(s) "Participant" means a current or former Director who has been or is eligible to be credited with Deferred Share Units under the Plan;

(t) "Plan" means this Deferred Share Unit Plan, as amended from time to time;

(u) "Redemption Dates" means up to two (2) dates for the redemption of Deferred Share Units elected by Participants in a timely manner as described below, provided that in no event shall a Participant be permitted to elect a date which is earlier than the sixtieth (60) day following the Separation Date or later than December 15 of the calendar year following the calendar year in which the Separation Date occurs. If no Redemption Date is elected, or if it is not elected in a timely manner, "Redemption Date" shall mean the first business day following the six-month anniversary of the Separation Date. A Redemption Date shall be deemed to be elected "in a timely manner" if (i) it specifies the percentage of the Deferred Share Units the Participant wishes to have redeemed under Section 5.6 of the Plan on each Redemption Date and the election specifying the first Redemption Date is delivered prior to the Separation Date to the Corporate Secretary in the form prescribed by the Company, a copy of which is attached hereto as Schedule "C", and the election, if any, specifying the second Redemption Date is delivered in writing to the Corporate Secretary prior to the occurrence of the first Redemption Date.  Notwithstanding the above, with respect to U.S. Participants, "Redemption Date" shall mean the later of (i) the date of the U.S. Participant's "separation from service" within the meaning of Section 409A or (ii) the date that the U.S. Participant has elected provided that (A) such date is no later than December 15 of the calendar year following the calendar year in which the Separation Date occurs and (B) to the extent required by Section 409A, the U.S. Participant's election with respect to such date was made during the calendar year prior to the calendar year in which the relevant Deferred Share Units were awarded or, if applicable, within 30 days following the U.S. Participant's first election or appointment as a Director;

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(v) "Resignation" means the cessation of Board membership or, in the case of a Participant who is also an officer or employee of the Company, the cessation of employment of a Participant with the Company or an Affiliate as a result of resignation;

(w) "Separation Date" means the later of:

(i) the date upon which the Participant ceases providing services to the Company in any capacity; and

(ii) the date upon which the Participant gives or receives notice of Termination;

in each case, without regard to any period of notice, pay in lieu of notice, or severance that may follow the Separation Date pursuant to the terms of the Participant's employment agreement (if any), the applicable employment standards legislation or the common law (if applicable), and regardless of whether the Termination was lawful or unlawful, except as may otherwise be required to meet the minimum standards prescribed by the applicable employment standards legislation.

(x) "Share" means a common share of the Company;

(y) "Stock Exchange" means the Toronto Stock Exchange, or, if the Shares are not listed on the Toronto Stock Exchange at the relevant time, such other stock exchange or over-the-counter market on which the Shares are principally listed or quoted, as the case may be;

(z) "Subsidiary" means any related entity to the Company, as such term is defined in National Instrument 45-106 - Prospectus and Registration Exemptions of the Canadian Securities Administrators; and

(aa) "Termination" means:

(i) the removal of or failure to re-elect or re-appoint the Participant as a Director of the Company or an Affiliate or Resignation;

(ii) in the case of a Participant who is also an employee of the Company, the termination of the employment of the Participant, with or without cause, by the Company or an Affiliate, regardless of whether such termination was lawful or unlawful, or Resignation; or

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(iii) in the case of a Participant who is also an officer of the Company, the removal of or failure to re-elect or re-appoint the Participant as an officer of the Company or an Affiliate or Resignation;

in each case, other than due to the death or Disability of a Participant.

1.3 Effective Date of the Plan. The effective date of the Plan shall be December 1, 2020. The Board shall review and confirm the terms of the Plan from time to time.

1.4 Participation Limits.  Notwithstanding any other provision of this Plan, the maximum number of Shares which may be:

(i)  issued to Insiders of the Company within any one year period; or

(ii)  issuable to Insiders of the Company, at any time,

under this Plan, when combined with all of the Company's other security based compensation arrangements, shall be 10% of the total issued and outstanding Shares from time to time.

2. ADMINISTRATION

2.1 Administration of the Plan.  The Plan shall be administered by the Board, which shall have full authority to interpret the Plan, to establish, amend and rescind any rules and regulations relating to the Plan and to make such determinations as it deems necessary or desirable for the administration of the Plan.  All actions taken and decisions made by the Board in this regard shall be final, conclusive and binding on all parties concerned, including, but not limited to, the Company, the Participants and their legal representatives.

2.2 Delegation.  Subject to applicable law and the constating documents of the Company, the Board may delegate to any Director, officer or employee of the Company, including but not limited to the Committee, such of the Board's duties and powers relating to the Plan as the Board may see fit.

2.3 Determination of Value if Shares Not Publicly Traded.  Should the Shares not be publicly traded on the Stock Exchange at the relevant time, such that the Award Market Value cannot be determined in accordance with the formulae set out in the definitions of those terms, such values shall be determined by the Board acting in good faith.

2.4 Taxes and Other Source Deductions.  The Company shall be authorized to deduct from any amount paid or credited hereunder such minimum amount of taxes and other minimum amounts (the "Applicable Withholding Taxes") as it may be required to withhold pursuant to Applicable Laws, in such manner as it determines to be necessary or appropriate and/or make such arrangement as it considers reasonable with any Participant in order to fund the Company with an amount equal to the Applicable Withholdings Taxes.

2.5 Compliance with Income Tax Act.  Notwithstanding the foregoing, all actions of the Board, the Committee and the Corporate Secretary shall be such that this Plan continuously meets the conditions of paragraph 6801(d) of the Regulations under the Income Tax Act (Canada), or any successor provision, in order to qualify as a "prescribed plan or arrangement" for the purposes of the definition of a "salary deferral arrangement" contained in subsection 248(1) of the Income Tax Act (Canada).

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2.6 No Liability.  Neither the Board, the Committee, the Corporate Secretary, nor any officer or employee of the Company shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with this Plan, and the members of the Board, the Committee, the Corporate Secretary and such officers and employees of the Company shall be entitled to indemnification by the Company in respect of any claim, loss, damage or expense (including legal fees and disbursements) arising therefrom to the fullest extent permitted by law.  The costs and expenses of implementing and administering this Plan shall be borne by the Company.

2.7 Eligibility.  Deferred Share Units may be awarded under the Plan only to persons who are Directors on the Award Date.

2.8 Information.  As a condition of participating in the Plan, each Participant shall provide the Company with all information and undertakings that the Company requires in order to administer the Plan and comply with Applicable Laws.

2.9 Currency.  Except where expressly provided otherwise all references in the Plan to currency refer to lawful Canadian currency.

3. PAYMENT OF DIRECTOR'S RETAINER

A Director shall have the right to elect in each Financial Year the manner in which the Participant wishes to receive the Director's Retainer (whether in cash, Deferred Share Units or a combination thereof) by completing, signing and delivering to the Corporate Secretary the Acknowledgement and Election Form: (a) in the case of a current Director, by August 31 of such Financial Year with such election to apply in respect of the Director's Retainer for the following Financial Year; or (b) in the case of a new Director, within thirty (30) days after the Director's first election or appointment to the Board with such election form to apply in respect of the Financial Year in which such Director was elected or appointed to the Board and only with respect to compensation for services to be performed after the date of delivery of the election form.  The Board may, from time to time, set such limits on the manner in which the Participants may receive their Director's Retainers and every election made by a Participant in their Acknowledgement and Election Form shall be subject to such limits once they are set.  If the Acknowledgment and Election Form is signed and delivered in accordance with this Section 3, the Company shall pay and/or issue the Director's Retainer for the Financial Year in question, as the case may be, to such Director in accordance with such Director's Acknowledgment and Election Form.  If the Acknowledgment and Election Form is not signed and delivered in accordance with this Section 3, the Company shall pay the Director's Retainer in cash.  If a Director has signed and delivered an Acknowledgment and Election Form in respect of one Financial Year in accordance with this Section 3, but has not subsequently signed and delivered a new Acknowledgment and Election Form in respect of a subsequent Financial Year, the Company shall continue to pay and/or issue the Director's Retainer for each subsequent Financial Year, if any, in the manner specified in the last Acknowledgment and Election Form that was signed and delivered by the Director in accordance with this Section 3, until such time as the Director signs and delivers a new Acknowledgment and Election Form in accordance with this Section 3.

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4. DISCRETIONARY GRANTS

Subject to vesting, performance criteria, or other terms and conditions as the Board or the Committee may prescribe, the Committee may recommend the award of, and the Board may, acting on such recommendation, from time to time award, Deferred Share Units to a Participant.

5. DEFERRED SHARE UNITS

5.1 Deferred Share Unit Accounts and Vesting

(a) All Deferred Share Units received by a Participant shall be credited to an account maintained for the Participant on the books of the Company as of the Award Date, except where Deferred Share Units have been granted pursuant to Section 4, in which case such Deferred Share Units shall be credited to the Participant's account according to a vesting schedule or performance criteria recommended by the Committee and approved by the Board at its discretion (a "Participant's Account").  Notwithstanding the foregoing, if the Board does not determine a vesting schedule or performance criteria for Deferred Share Units awarded to a Director, such Deferred Share Units shall vest immediately upon being awarded.  Vesting of Deferred Share Units that do not vest immediately upon being awarded shall be subject to Section 5.2.

(b) For administrative purposes, a separate register shall be maintained for each Participant by the Company for unvested Deferred Share Units.

5.2 Cancellation of Deferred Share Units.  Unless otherwise determined by the Board in its sole discretion, or as otherwise provided in the Plan, Deferred Share Units which have not vested as of the Separation Date shall be cancelled.

5.3 Number of Deferred Share Units.  The number of Deferred Share Units (including fractional Deferred Share Units) to be credited as of the Award Date in respect of:

(a) a Director's Retainer shall be determined by dividing (I) the amount of the Director's Retainer to be paid in Deferred Share Units by (ii) the Award Market Value, with fractions computed to three decimal places; and

(b) a grant under Section 4 shall be such number of Deferred Share Units as the Board in its discretion determines to be appropriate in the circumstances.

5.4 Confirmation of Award.  Certificates representing Deferred Share Units shall not be issued by the Company.  Instead, the award of Deferred Share Units to a Participant shall be evidenced by a letter to the Participant from the Company in the form attached hereto as Schedule "B".

5.5 Reporting of Deferred Share Units.  Statements of the Deferred Share Unit accounts will be provided to the Participants on an annual basis in September of each year.

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5.6 Redemption of Deferred Share Units

(a) Form of Payment of the Benefit:  The Board may, in its absolute discretion and subject to applicable law, elect one or any combination of the following payment methods for the Deferred Share Units credited to a Participant's Account on the Participant's Separation Date:

(i) issuing Shares to the Participant or the Participant's beneficiary, as the case may be, in accordance with subsection (b) below; or

(ii) paying cash to the Participant or the Participant's beneficiary, as the case may be, in accordance with subsection (c) below.

Where the Board does not specify any payment method for the Deferred Share Units credited to a Participant's Account, the form of payment shall be, in cash as provided in subsection (c) below.

(b) Payment in the Form of Newly-Issued Shares:

(i) Subject to the receipt of any necessary shareholder, Stock Exchange and other regulatory approvals, where the Company issues Shares from treasury, the number of Shares issued to a Participant on each Redemption Date will be equal to the number of Deferred Share Units credited to the Participant's Account as at the Separation Date which the Participant has elected to have redeemed on such Redemption Date less the number of Shares that results by dividing the Applicable Withholding Taxes by the Award Market Value as at the particular Redemption Date.

(ii) Fractional Shares shall not be issued and where a Participant would be entitled to receive a fractional Share in respect of any fractional Deferred Share Unit credited to the Participant's Account, the Company will pay to such Participant, in lieu of such fractional Share, cash equal to the Award Market Value on the Redemption Date of the fractional Deferred Share Unit, net of Applicable Withholding Taxes.

(c) Payment in the Form of Cash:  Where the Board elects to pay the Deferred Share Units in cash, the payment will be equal to the product that results by multiplying (i) the number of Deferred Share Units credited to the Participant's Account as at the Separation Date which the Participant has elected to have redeemed on such Redemption Date and (ii) the Award Market Value on the particular Redemption Date, net of Applicable Withholding Taxes.

(d) Timing of Payment:  Unless otherwise agreed to by the Participant and the Board, the Company will make the payment in cash, Shares, or a combination thereof, as elected by the Board and calculated in accordance with Section 5.6, to the Participant within (15) fifteen days of the Participant's Redemption Date. If the Participant and the Board agree to an alternate payment date, the payment date must be no later than the last day of the calendar year commencing immediately after the Participant's Separation Date.

(e) Dividends:  Subject to the absolute discretion of the Board, in the event that dividend (other than a stock dividend) is declared and paid by the Company on Shares, the Board may elect to credit each Participant with additional Deferred Share Units.  In such case, the number of additional Deferred Share Units will be equal to the aggregate amount of dividends that would have been paid to the Participant if the Deferred Share Units in the Participant's account had been Shares divided by the Dividend Market Value of a Share on the Dividend Date.  Any such Deferred Share Units so credited will have the same restrictions and conditions as the Deferred Share Units upon which such dividend was paid.

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(f) Withholding Taxes:  For certainty, all Applicable Withholding Taxes deducted from any payments made pursuant to this Section 5.6 shall be treated as payments made to the Participant and shall be remitted to the applicable taxation authorities on behalf of the Participant.

5.7 Death or Disability of a Participant.  In the event of the death or Disability of a Participant, provided that an election of a Redemption Date is not filed with the Company in accordance with Section 1.2(u) of the Plan, the Company shall make a payment in cash or issue Shares, or use a combination of such payment methods, as elected by the Board and calculated in accordance with Section 5.6, within (15) fifteen days of the Participant's death or Disability or by the last day of the calendar year commencing immediately after the Participant's Separation Date, if earlier, in each case to or for the benefit of the Participant or the beneficiary of the Participant, as applicable.  If the Participant filed an election of a Redemption Date prior to the Participant's death or Disability, the cash payment and/or Share issuance or Share purchase shall be made within fifteen (15) days of the Participant's elected Redemption Date.

5.8 Adjustments

(a) Subdivisions and Redivisions: In the event of any subdivision or redivision of the Shares at any time into a greater number of Shares, the maximum number of Shares issuable under this Plan and all Deferred Share Units outstanding at the time of such subdivision or redivision shall be deemed to have been subdivided or redivided on the same basis as of such time, without the Participant making any additional payment or giving any other consideration therefor.

(b) Consolidations: In the event of any consolidation of the Shares at any time into a lesser number of Shares, the maximum number of Shares issuable under this Plan and all Deferred Share Units outstanding at the time of such consolidation shall be deemed to have been consolidated on the same basis as of such time, without the Participant making any additional payment or giving any other consideration therefor.

(c) Reclassifications/Changes: In the event of any reclassification or change of the Shares at any time, the Company shall thereafter deliver at the time of redemption of any Deferred Share Unit, where the Board elects pursuant to Section 5.6 to redeem such Deferred Share Unit by issuing Shares, the number of securities of the Company of the appropriate class or classes resulting from said reclassification or change as the Participant would have been entitled to receive in respect of the number of Shares for which such Deferred Share Unit is then being redeemed had such Deferred Share Unit been exercised before such reclassification or change.

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(d) Other Capital Reorganizations: In the event of any capital reorganization of the Company at any time which is not otherwise covered in this Section 5.8, or a consolidation, amalgamation or merger of the Company with or into any other entity, or the sale of the properties and assets of the Company as or substantially as an entirety to any other entity (a "Reorganization"), each Deferred Share Unit that is outstanding on, and has not been redeemed prior to, the record date or the effective date (as applicable) of such Reorganization, shall entitle the Participant to whom it is credited to receive, upon the redemption of such Deferred Share Unit thereafter where the Board elects pursuant to Section 5.6 to redeem such Deferred Share Unit by issuing Shares, the number of other securities or property of the entity resulting from such Reorganization that the Participant would have been entitled to receive on such Reorganization if, on the record date or the effective date of such Reorganization, such Participant had been the registered holder of the number of Shares to which such Participant would have been entitled had such Deferred Share Unit been redeemed immediately before such record date or effective date.

(e) Other Changes: In the event that the Company takes any action affecting the Shares at any time, other than any action described above, which in the opinion of the Board would materially affect the rights of the Participant, or in the event that the Board, in good faith, determines that the adjustments prescribed by this Section 5.8 for the actions describe above would not be fair to Participants, the number of Shares issuable upon the redemption of any Deferred Share Unit will be adjusted in such manner, if any, and at such time, as the Board may determine, but subject in all cases to any necessary regulatory and, if required, shareholder approval.  Failure to take such action by the Board so as to provide for an adjustment on or prior to the effective date of any action by the Company affecting the Shares will be conclusive evidence that the Board has determined that it is equitable to make no adjustment in the circumstances.

(f) If at any time the Company grants to its shareholders the right to subscribe for and purchase pro rata additional securities of any other corporation or entity, there shall be no adjustments made to the number of Shares or other securities subject to the Deferred Share Units in consequence thereof and the Deferred Share Units shall remain unaffected.

(g) The adjustment in the number of Shares issuable pursuant to Deferred Share Units provided for in this Section 5.8 shall be cumulative.

(h) On the happening of each and every of the foregoing events, the applicable provisions of the Plan and each of them shall, ipso facto, be deemed to be amended accordingly and the Board shall take all necessary action so as to make all necessary adjustments in the number and kind of securities subject to any outstanding Deferred Share Unit (and the Plan) and the exercise price thereof.

5.9 Issuance of Shares

(a) Compliance with Applicable Laws: No Share shall be delivered under the Plan unless and until the Board has determined that all provisions of Applicable Laws and the requirements of the Stock Exchange have been satisfied.  The Board may require, as a condition of the issuance and delivery of Shares pursuant to the terms hereof, that the recipient of such Shares make such covenants, agreements and representations, as the Board in its sole discretion deems necessary or desirable.

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(b) No Fractional Shares: The Company shall not be required to issue fractional Shares on account of the redemption of Deferred Share Units.  If any fractional interest in a Share would, except for this provision, be deliverable on the redemption of Deferred Share Units, the Company shall, in lieu of delivering any certificate of such fractional interest, satisfy such fractional interest by paying to the Designated Participant or their beneficiary, if applicable, a cash amount equal to the fraction of the Share corresponding to such fractional interest multiplied by the Award Market Value of such Share.

5.10 No Interest.  For greater certainty, no interest shall accrue to, or be credited to, a Participant on any amount payable under the Plan.

6. GENERAL

6.1 Amendment, Suspension, or Termination of Plan

(a) Subject to Sections 2.5 and 6.1(b) to (e), the Board may, in its sole discretion, at any time and from time to time: (i) amend or suspend the Plan in whole or in part, (ii) amend or discontinue any Deferred Share Units granted under the Plan, and (iii) terminate the Plan, without prior notice to or approval by any Participants or shareholders of the Company.

(b) Any such amendment, suspension, or termination shall not adversely affect the Deferred Share Units previously granted to a Participant at the time of such amendment, suspension or termination, without the consent of the affected Participant.

(c) No modification or amendment to the following provisions of the Plan shall be effective unless and until the Company has obtained the approval of the shareholders of the Company in accordance with the rules and policies of the Stock Exchange:

(i) the number of Shares reserved for issuance under the Plan (including a change from a fixed maximum number of Shares to a fixed maximum percentage of Shares);

(ii) the definition of "Participant" or the eligibility requirements for participating in the Plan, where such amendment would have the potential of broadening or increasing Insider participation;

(iii) the extension of any right of a Participant under the Plan beyond the date on which such right would originally have expired, which benefits an Insider of the Company;

(iv) any amendment to permit Deferred Share Units to be transferred other than for normal estate settlement purposes;

(v) a change in the Insider participation limits of this Plan which would result in shareholder approval being required on a disinterested basis; or

(vi) the terms of this Section 6.1.

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(d) No amendment, suspension or discontinuance of the Plan or of any granted Deferred Share Unit may contravene the requirements of the Stock Exchange or any securities commission or regulatory body to which the Plan or the Company is now or may hereafter be subject.

(e) If the Board terminates the Plan, no new Deferred Share Units (other than Deferred Share Units that have been granted but vest subsequently pursuant to Section 5.1) will be credited to the account of a Participant, but previously credited (and subsequently vesting) Deferred Share Units shall be redeemed in accordance with the terms and conditions of the Plan existing at the time of termination. The Plan will finally cease to operate for all purposes when the last remaining Participant receives the redemption price for all Deferred Share Units recorded in the Participant's account.  Termination of the Plan shall not affect the ability of the Board to exercise the powers granted to it hereunder with respect to Deferred Share Units granted under the Plan prior to the date of such termination.

6.2 Compliance with Laws

(a) The administration of the Plan, including the Company's issuance of any Deferred Share Units or its obligation to make any payments or issuances of securities in respect thereof, shall be subject to and made in conformity with all Applicable Laws and the policies of the Company relating to insider trading and "blackout" periods.

(b) Each Participant shall acknowledge and agree (and shall be conclusively deemed to have so acknowledged and agreed by participating in the Plan) that the Participant shall, at all times, act in strict compliance with the Plan and all Applicable Laws, including, without limitation, those governing "insiders" of "reporting issuers" as those terms are construed for the purposes of applicable securities laws, regulations and rules.

(c) In the event that the Committee recommends and the Board, after consultation with the Company's Chief Financial Officer and external auditors, determines that it is not feasible or desirable to honour an election in favour of Deferred Share Units or to honour any other provision of the Plan (other than the Redemption Date) under generally accepted accounting principles as applied to the Plan and the accounts established under the Plan for each Participant, the Committee shall recommend and the Board shall make such changes to the Plan as the Board reasonably determines, after consultation with the Company's Chief Financial Officer and external auditors, are required in order to avoid adverse accounting consequences to the Company with respect to the Plan and the accounts established under the Plan for each Participant, and the Company's obligations under the Plan shall be satisfied by such other reasonable means as the Board shall in its good faith determine.

6.3 Reorganization of the Company.  The existence of any Deferred Share Units shall not affect in any way the right or power of the Company, its Subsidiaries or their respective shareholders to make or authorize any adjustment, recapitalization, consolidation, merger, amalgamation, arrangement, reorganization or other change in the Company's or any Subsidiary's capital structure or its business, or to create or issue any bonds, debentures, shares or other securities of the Company or any Subsidiary or the rights and conditions attaching thereto or to effect the dissolution or liquidation of the Company or any Subsidiary or any sale or transfer of all or any part of their respective assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

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6.4 General Restrictions and Assignment

(a) Except as required by law, the rights of a Participant under the Plan are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the Participant.

(b) The rights and obligations of the Company under the Plan may be assigned by the Company to a successor in the business of the Company.

6.5 No Right to Service.  Neither participation in the Plan nor any action taken under the Plan shall give or be deemed to give any Participant a right to continued appointment as a Director or as an officer of the Company, or continued employment with the Company or a Subsidiary and shall not interfere with any right of the shareholders of the Company to remove any Participant as a Director or any right of the Company to terminate an officer's office or employment with the Company or a Subsidiary at any time.

6.6 No Shareholder Rights.  Deferred Share Units are not Shares and under no circumstances shall Deferred Share Units be considered Shares.  Deferred Share Units shall not entitle any Participant any rights attaching to the ownership of Shares, including, without limitation, voting rights, dividend entitlement or rights on liquidation, nor shall any Participant be considered the owner of the Shares by virtue of the award of Deferred Share Units.

6.7 Units Non-Transferable.  Deferred Share Units are non-transferable (except to a Participant's estate as provided in the Plan).

6.8 Unfunded and Unsecured Plan.  The Company shall not be required to fund, or otherwise segregate assets to be used for required payments under the Plan.  Unless otherwise determined by the Board, the Plan shall be unfunded and the Company will not secure its obligations under the Plan.  To the extent any Participant or their estate holds any rights by virtue of a grant of Deferred Share Units under the Plan, such rights (unless otherwise determined by the Board) shall have no greater priority than the rights of an unsecured creditor of the Company.

6.9 No Other Benefit.  No amount will be paid to, or in respect of, a Participant under the Plan to compensate for a downward fluctuation in the price of a Share, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.

6.10 Governing Law.  The Plan shall be governed by, and interpreted in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein, without regard to principles of conflict of laws.

6.11 Interpretation.  In this text, words importing the singular meaning shall include the plural and vice versa, and words importing the masculine shall include the feminine gender.

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6.12 Severability.  The invalidity or unenforceability of any provision of this Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from this Plan.

7. LIMITATIONS ON SHARES TO BE ISSUED

7.1 Maximum Number of Shares Issuable.  Subject to adjustment in accordance with Section 5.8, the maximum number of Shares which the Company may issue from treasury in connection with the redemption of Deferred Share Units granted under the Plan shall be 1,750,000 Shares, or such greater number as may be approved from time to time by the Company's shareholders. Notwithstanding the foregoing, the maximum aggregate number of Shares issuable under all equity compensation arrangements of the Company shall not exceed 10% of the total issued and outstanding Shares from time to time.

APPROVED by the Board of Avalon Advanced Materials Inc. on January 12, 2021

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SCHEDULE D

RESTRICTED SHARE UNIT PLAN

1. INTRODUCTION

1.1 Purpose.  The Avalon Advanced Materials Inc. Restricted Share Unit Plan (the "Plan") has been established to provide Directors, Senior Officers and Key Employees of the Company with the opportunity to acquire Restricted Share Units in order to allow them to participate in the long term success of the Company and to promote a greater alignment of interests between its Directors, Senior Officers, Key Employees and shareholders.

1.2 Definitions.  For purposes of the Plan:

(a) "Affiliate" has the meaning assigned by the Securities Act (Ontario), as amended from time to time;

(b) "Applicable Laws" means all laws and regulations applicable to the Company and its affairs, and all applicable regulations and policies of such regulatory authorities, stock exchanges or over-the-counter markets as have jurisdiction over the affairs of the Company;

(c) "Applicable Withholding Taxes" has the meaning set forth in Section 2.4 of the Plan;

(d) "Associate" has the meaning assigned by the Securities Act (Ontario), as amended from time to time;

(e) "Award Date" means, with respect to a Restricted Share Unit, the date as which such Restricted Share Unit was awarded to a Participant as determined by the Board;

(f) "Award Market Value" means the volume-weighted average trading price of the Shares for the five (5) trading days immediately preceding the Award Date as reported by the Stock Exchange;

(g) "Board" means the board of directors of the Company;

(h) "Code" means the U.S. Internal Revenue Code of 1986, as amended;

(i) "Committee" means the committee of the Board responsible for recommending to the Board the compensation of the Participants, which at the effective date of the Plan is the Compensation, Governance and Nominating Committee;

(j) "Corporate Secretary" means the Corporate Secretary of the Company;

(k) "Company" means Avalon Advanced Materials Inc. and its successors and assigns, and any reference in the Plan to activities by the Company means action by or under the authority of the Board or the Committee;

(l) "Deferred Payment Date" means, in respect of a Restricted Share Unit, a date after the expiry of the Restricted Period for such Restricted Share Unit but not later than the earlier to occur of (i) the Separation Date of the Participant to whom such Restricted Share Unit is credited and (ii) the end of the third (3rd) year following the year in which the services were performed in respect of the Restricted Share Unit awarded, which the Participant has elected as the date to which receipt of all or any part of such Participant's entitlement to the Redemption Value shall be deferred in accordance with Section 3.8;

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(m) "Director" means any member of the Board;

(n) "Director Limitations" shall have the meaning given thereto in Section 2.7;

(o) "Disability" means, in respect of a Participant, becoming entitled to long-term disability benefits under such disability benefit plans as the Company may have in effect from time to time, and if no such disability benefit plans are in effect at the time Disability needs to be assessed or if the Participant does not participate in such disability plans, having been unable to act as a Director, Senior Officer or Key Employee or to be employed or engaged by the Company or by a Subsidiary in any capacity (including, for greater certainty, as a consultant) for a period of at least twelve (12) consecutive months, in either case as a result of a long-term, chronic or permanent mental or physical condition;

(p) "Dividend Date" means the date on which a dividend is paid by the Company on the Shares;

(q) "Dividend Market Value" means the volume-weighted average trading price of the Shares for the five (5) trading days immediately preceding the Dividend Date as reported by the Stock Exchange;

(r) "Insider" shall have the meaning ascribed thereto by the Stock Exchange from time to time;:

(s) "Key Employee" means an employee of the Company or a Subsidiary who is designated as a Key Employee by the Chief Executive Officer of the Company or by the Board;

(t) "Participant" means a current or former Director, Senior Officer or Key Employee who has been credited with Restricted Share Units under the Plan;

(u) "Performance Conditions" means, in respect of a Restricted Share Unit, such conditions to the redemption of such Restricted Share Units that may be imposed by the Board at the time of the award of such Restricted Share Unit, other than the passage of time;

(v) "Plan" means the Avalon Advanced Materials Inc. Restricted Share Unit Plan, as amended from time to time;

(w) "Redemption Date" means, in respect of a Restricted Share Unit, the date of the expiry of the Restricted Period for such Restricted Share Unit, or such Deferred Payment Date as the Participant holding such Restricted Share Unit has elected in respect thereof in accordance with Section 3.8;

(x) "Redemption Value" means the volume-weighted average trading price of the Shares for the five (5) trading days immediately preceding the Redemption Date as reported by the Stock Exchange;

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(y) "Resignation" means the cessation of Board membership (in the case of a Director) or employment (in the case of a Senior Officer or Key Employee) of a Participant with the Company or an Affiliate as a result of resignation;

(z) "Restricted Period" means any period of time during which a Restricted Share Unit is not redeemable and the Participant holding such Restricted Share Unit remains ineligible to receive the Redemption Value in respect thereof, determined by the Board in its absolute discretion (provided, however, that such period of time may be reduced or eliminated from time to time and at any time and for any reason as determined by the Board, including but not limited to circumstances involving the death or disability of a Participant) and provided the Restricted Period shall end no later than the end of the third (3rd) year following the year in which the services were performed in respect of the Restricted Share Unit;

(aa) "Restricted Share Unit" means a unit equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Company in accordance with Section 3;

(bb) "Section 409A" means Section 409A of the Code, and the Treasury Regulations promulgated thereunder as in effect from time to time;

(cc) "Senior Officer" means any one of the Chief Executive Officer, the Chief Operating Officer or the Chief Financial Officer of the Company;

(dd) "Separation Date" means the later of:

(a) the date upon which the Participant ceases providing services to the Company in any capacity; and

(b) the date upon which the Participant gives or receives notice of Termination;

in each case, without regard to any period of notice, pay in lieu of notice, or severance that may follow the Separation Date pursuant to the terms of the Participant's employment agreement (if any), the applicable employment standards legislation or the common law (if applicable), and regardless of whether the Termination was lawful or unlawful, except as may otherwise be required to meet the minimum standards prescribed by the applicable employment standards legislation.

(ee) "Share" means a common share of the Company;

(ff) "Stock Exchange" means the Toronto Stock Exchange, or, if the Shares are not listed on the Toronto Stock Exchange at the relevant time, such other stock exchange or over-the-counter market on which the Shares are principally listed or quoted, as the case may be;

(gg) "Subsidiary" means any related entity to the Company, as such term is defined in National Instrument 45-106 - Prospectus and Registration Exemptions of the Canadian Securities Administrators; and

(hh) "Termination" means:

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(a) in the case of a Director, the removal of or failure to re-elect or re-appoint the Director as a Director of the Company or an Affiliate or Resignation;

(b) in the case of a Key Employee, the termination of the employment of the Key Employee, with or without cause, by the Company or an Affiliate, regardless of whether such termination was lawful or unlawful, or Resignation; or

(c) in the case of a Senior Officer, the removal of or failure to re-elect or re-appoint the Senior Officer as an officer of the Company or an Affiliate or Resignation;

in each case, other than due to the death or Disability of a Participant.

(ii) "U.S. Participant" refers to a Participant who, at any time during the period from the date Restricted Share Units are granted until the date the Restricted Share Units are settled, is subject to income taxation in the United States on the income received for their services as a Director or officer of the Company and who is not otherwise exempt from U.S. income taxation under the relevant provisions of the Code or the Canada-U.S. Income Tax Convention, as amended from time to time.

1.3 Effective Date of the Plan.  The effective date of the Plan shall be December 1, 2020.  The Board shall review and confirm the terms of the Plan from time to time.

2. ADMINISTRATION

2.1 Administration of the Plan.  The Plan shall be administered by the Board, which shall have full authority to interpret the Plan, to establish, amend and rescind any rules and regulations relating to the Plan and to make such determinations as it deems necessary or desirable for the administration of the Plan.  All actions taken and decisions made by the Board in this regard shall be final, conclusive and binding on all parties concerned, including, but not limited to, the Company, the Participants and their legal representatives.

2.2 Delegation.  The Board may delegate to any director, officer or employee of the Company, including but not limited to the Committee, such of the Board's duties and powers relating to the Plan as the Board may see fit.

2.3 Determination of Value if Shares Not Publicly Traded.  Should the Shares not be publicly traded on the Stock Exchange at the relevant time, such that the Award Market Value, Dividend Market Value or Redemption Value cannot be determined in accordance with the formulae set out in the definitions of those terms, such values shall be determined by the Board or the Committee acting in good faith.

2.4 Taxes and Other Source Deductions.  The Company shall be authorized to deduct from any amount paid or credited hereunder such minimum amount of taxes and other minimum amounts (the "Applicable Withholding Taxes") as it may be required to withhold pursuant to Applicable Laws, in such manner as it determines to be necessary or appropriate and/or make such arrangement as it considers reasonable with any Participant in order to fund the Company with an amount equal to the Applicable Withholdings Taxes.

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2.5 No Liability.  Neither the Board, the Committee, the Corporate Secretary, nor any officer or employee of the Company shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with this Plan, and the members of the Board, the Committee, the Corporate Secretary and such officers and employees of the Company shall be entitled to indemnification by the Company in respect of any claim, loss, damage or expense (including legal fees and disbursements) arising therefrom to the fullest extent permitted by law.  The costs and expenses of implementing and administering this Plan shall be borne by the Company.

2.6 Eligibility.  Restricted Share Units may be awarded under the Plan only for past services to persons who are Directors, Senior Officers or Key Employees on the Award Date.

2.7 Maximum Number of Shares and Participation Limits

(a) Subject to adjustment in accordance with Section 3.11, the maximum number of Shares issuable by the Company in connection with the redemption of Restricted Share Units granted under the Plan, when combined with any other equity compensation arrangement of the Company, shall not exceed 10% of the total issued and outstanding Shares from time to time.

(b) Notwithstanding any other provision of this Plan, the maximum number of Shares which may be:

(i)  issued to Insiders of the Company within any one year period; or

(ii)  issuable to Insiders of the Company, at any time,

under this Plan, when combined with all of the Company's other security based compensation arrangements, shall be 10% of the total issued and outstanding Shares from time to time.

2.8 Information.  As a condition of participating in the Plan, each Participant shall provide the Company with all information and undertakings that the Company requires in order to administer the Plan and comply with Applicable Laws.

2.9 Currency.  Except where expressly provided otherwise all references in the Plan to currency refer to lawful Canadian currency.

3. RESTRICTED SHARE UNITS

3.1 Awards of Restricted Share Units

(a) Subject to such terms and conditions as the Board or the Committee may prescribe, the Committee may recommend the award of, and the Board may, acting on such recommendation, from time to time award, Restricted Share Units to a person who is eligible to be awarded the same in accordance with Section 2.6.

(b) Subject to the absolute discretion of the Board, in the event that a dividend (other than a stock dividend) is declared and paid by the Company on Shares, the Board may elect to credit each Participant with additional Restricted Share Units.  In such case, the number of additional Restricted Share Units will be equal to the aggregate amount of dividends that would have been paid to the Participant if the Restricted Share Units in the Participant's account had been Shares divided by the Dividend Market Value on the Dividend Date.  Any such Restricted Share Units so credited will have the same restrictions and conditions as the Restricted Share Units upon which such dividend was paid.

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The foregoing does not obligate the Company to pay dividends on Shares and nothing in this Plan shall be interpreted as creating such an obligation.

3.2 Restricted Share Unit Accounts

(a) All Restricted Share Units received by a Participant shall be credited to an account maintained for the Participant on the books of the Company as of the Award Date.

(b) For administrative purposes, a separate register shall be maintained for each Participant by the Company for Restricted Share Units in respect of which the Restricted Period has not yet expired and the Performance Conditions (if any) have not yet been satisfied.

3.3 Number of Restricted Share Units.  The number of Restricted Share Units to be credited as of the Award Date shall be determined by dividing (i) the cash value of the award by (ii) the Award Market Value, and shall in all cases be subject to such policies with respect to the compensation and incentives to be provided to Directors, Senior Officers or Key Employees as the Board or the Committee may prescribe from time to time. The Company may issue fractional Restricted Share Units in satisfaction of its obligations under the Plan.

3.4 Confirmation of Award.  Certificates representing Restricted Share Units shall not be issued by the Company.  Instead, the award of Restricted Share Units to a Participant shall be evidenced by a letter to the Participant from the Company in the form attached as Schedule "A" hereto.

3.5 Reporting of Restricted Share Units.  Statements of Restricted Share Unit accounts will be provided to the Participants on an annual basis.

3.6 Restricted Period

(a) Upon the award of Restricted Share Units to a Participant, the Board shall determine in its sole discretion the Restricted Period applicable to such Restricted Share Units, subject to the following provisions.

(a) The Board may determine a different Restricted Period with respect to different portions of the Restricted Share Units awarded to a given Participant on a given date.

(b) The Restricted Period may expire on a given date, or upon the satisfaction of one or more Performance Conditions determined by the Board, or upon any combination of the foregoing as the Board may determine in its discretion provided the end of the Restricted Period shall be no earlier than sixty (60) days after the Award Date.

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(c) Subject to Section 3.6(a)(v), unless the Board determines otherwise at the time of the award of Restricted Share Units and subject to section 3.6(a)(i), one-third (1/3) of such award of Restricted Share Units shall be restricted until the first anniversary of the Award Date, another one-third (1/3) shall be restricted until the second anniversary of the Award Date and the remaining one-third (1/3) shall be restricted until the third anniversary of the Award Date.

(d) Unless the Board determines otherwise at the time of the award of Restricted Share Units, if the Board has imposed one or more Performance Conditions on such Restricted Share Units, the Restricted Period shall expire upon the satisfaction of the last of such Performance Conditions to be satisfied, notwithstanding Section 3.6(a)(c)~~3.6(a)(c)3.6(a)(iii)~~ but subject to Section 3.7(a)(b)~~3.7(a)(b)3.7(a)(ii)~~.

(e) Notwithstanding any other provision in this Plan, no Restricted Period shall end after the end of the third year following the year the services were performed in respect of the Restricted Share Units awarded.

3.7 Cancellation of Restricted Share Units

(a) Subject to Sections 3.10 and 3.11, Restricted Share Units shall be cancelled if:

(a) the Separation Date has occurred before the end of the Restricted Period applicable to such Restricted Share Units and such Restricted Share Units shall thereafter be void and of no further force or effect; provided, however, that the Board has the absolute discretion to waive such cancellation of any such Restricted Share Units; or

(b) unless the Board determines otherwise at the time of the award of Restricted Share Units, if the Board has imposed one or more Performance Conditions on such Restricted Share Units, and one or more of such Performance Conditions has not been satisfied on or before the end of the applicable Restricted Period.

3.8 Deferred Payment Date

(a) Participants may elect to defer the receipt of all or any part of their entitlement to the Redemption Value of their Restricted Share Units until a Deferred Payment Date, provided that:

(a) where a Participant's Separation Date occurs after the expiry of the Restricted Period relating to Restricted Share Units awarded to such Participant but before the Deferred Payment Date elected by the Participant for such Restricted Share Units, such Separation Date shall be deemed to be such Participant's Deferred Payment Date for such Restricted Share Units;

(b) in no event may a Participant elect a Deferred Payment Date in respect of Restricted Share Units awarded to such Participant that is later than December 15 of the third (3rd) year following the year of the services in respect of which such Restricted Share Units were awarded, and if a Participant should so elect, such Participant will be deemed to have elected as the Deferred Payment Date December 15 of the third (3rd) year following the year of services in respect  of which such Restricted Share Units were awarded; and

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(c) Participants who elect a Deferred Payment Date must give the Company written notice of such Deferred Payment Date not later than sixty (60) days prior to the expiration of the Restricted Period. Participants may change a Deferred Payment Date by providing written notice to the Company not later than sixty (60) days prior to the Deferred Payment Date.  In each case the written notice must be in the form attached hereto as Schedule "B".

3.9 Redemption of Restricted Share Units

(a) Form of Payment of the Benefit:  The Board may, in its absolute discretion and subject to applicable law, elect one or any combination of the following payment methods for the Restricted Share Units credited to a Participant's Account on the applicable Redemption Date:

(a) issuing Shares to the Participant or the Participant's beneficiary, as the case may be, in accordance with subsection (b) below; or

(b) paying cash to the Participant or the Participant's beneficiary, as the case may be, in accordance with subsection (c) below.

Where the Board does not specify any payment method for the Restricted Share Units credited to a Participant's Account, the form of payment shall be, in cash as provided in subsection (c) below.

(b) Payment in the Form of Newly-Issued Shares:

(a) Subject to the receipt of any necessary shareholder, Stock Exchange and other regulatory approvals, where the Company issues Shares from treasury, the number of Shares issued to a Participant on each Redemption Date will be equal to the number of Restricted Share Units credited to the Participant's Account as at the applicable Redemption Date which the Participant has elected to have redeemed on such Redemption Date, less the number of Shares that results by dividing the Applicable Withholding Taxes by the Award Market Value as at the particular Redemption Date.

(b) Fractional Shares shall not be issued and where a Participant would be entitled to receive a fractional Share in respect of any fractional Restricted Share Unit credited to the Participant's Account, the Company will pay to such Participant, in lieu of such fractional Share, cash equal to the Award Market Value on the Redemption Date of the fractional Restricted Share Unit, net of Applicable Withholding Taxes.

(c) Payment in the Form of Cash.  Where the Board elects to pay the Restricted Shares Units in cash, the Participant shall receive, on the applicable Redemption Date, a cash payment equal to the number of Restricted Share Units recorded in the Participant's account on the Redemption Date multiplied by the Redemption Value per Share, less any Applicable Withholding Taxes. Upon payment in full of the Redemption Value of the Restricted Share Units, such Restricted Share Units shall be cancelled and no further payments will be made from the Plan to the Participant in relation to such Restricted Share Units. No such Deferred Payment Date shall be available to U.S. Participants unless such payment would not result in a violation of Section 409A.

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3.10 Disability of Participant Prior to Redemption. In the event of the Disability of a Participant prior to the redemption of the Restricted Share Units credited to the account of such Participant under the Plan, whether or not the Restricted Period applicable to such Restricted Share Units has expired, a cash payment, issuance of Shares or a combination thereof, at the discretion of the Board, shall be made to the Participant on or about the thirtieth (30th) day after the Company is notified of the Disability of the Participant. Such payment and/or issuance of Shares shall be equivalent to the Redemption Value which would have been paid to the Participant pursuant to and subject to Section 3.9, calculated on the basis that the day on which Disability is determined is the Redemption Date. Upon payment in full and/or issuance of Shares of the Redemption Value of all of the Restricted Share Units that become payable under this Section 3.10, such Restricted Share Units shall be cancelled and no further payments will be made from the Plan to the Participant in relation to such Restricted Share Units.

3.11 Death of Participant Prior to Redemption. If a Participant dies prior to the redemption of the Restricted Share Units credited to the account of such Participant under the Plan, whether or not the Restricted Period applicable to such Restricted Share Units has expired, a cash payment, issuance of Shares or a combination thereof, at the discretion of the Board, shall be made to the estate of such Participant on or about the thirtieth (30th) day after the Company is notified of the death of the Participant. Such payment and/or issuance of Shares shall be equivalent to the Redemption Value which would have been paid to the Participant pursuant to and subject to Section 3.9, calculated on the basis that the day on which the Participant died is the Redemption Date. Upon payment in full and/or issuance of Shares of the Redemption Value of all of the Restricted Share Units that become payable under this Section 3.113.11, such Restricted Share Units shall be cancelled and no further payments will be made from the Plan to the Participant in relation to such Restricted Share Units.

3.12 Adjustments

(a) Subdivisions and Redivisions: In the event of any subdivision or redivision of the Shares at any time into a greater number of Shares, all Restricted Share Units outstanding at the time of such subdivision or redivision shall be deemed to have been subdivided or redivided on the same basis as of such time, without the Participant making any additional payment or giving any other consideration therefor.

(b) Consolidations: In the event of any consolidation of the Shares at any time into a lesser number of Shares, all Restricted Share Units outstanding at the time of such consolidation shall be deemed to have been consolidated on the same basis as of such time, without the Participant making any additional payment or giving any other consideration therefor.

(c) Reclassifications/Changes: In the event of any reclassification or change of the Shares at any time, the Company shall thereafter deliver at the time of redemption of any Restricted Share Unit, where the Board elects to redeem such Restricted Share Unit by issuing Shares,  the number of securities of the Company of the appropriate class or classes resulting from said reclassification or change as the Participant would have been entitled to receive in respect of the number of Shares for which such Restricted Share Unit is then being redeemed had such Restricted Share Unit been exercised before such reclassification or change.

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(d) Other Capital Reorganizations: In the event of any capital reorganization of the Company at any time which is not otherwise covered in this Section 3.12, or a consolidation, amalgamation or merger of the Company with or into any other entity, or the sale of the properties and assets of the Company as or substantially as an entirety to any other entity (a "Reorganization"), each Restricted Share Unit that is outstanding on, and has not been redeemed prior to, the record date or the effective date (as applicable) of such Reorganization, shall entitle the Participant to whom it is credited to receive, upon the redemption of such Restricted Share Unit thereafter where the Board elects to redeem such Restricted Share Unit by issuing Shares, the number of other securities or property of the entity resulting from such Reorganization that the Participant would have been entitled to receive on such Reorganization if, on the record date or the effective date of such Reorganization, such Participant had been the registered holder of the number of Shares to which such Participant would have been entitled had such Restricted Share Unit been redeemed immediately before such record date or effective date.

(e) Other Changes: In the event that the Company takes any action affecting the Shares at any time, other than any action described above, which in the opinion of the Board would materially affect the rights of the Participant, or in the event that the Board, in good faith, determines that the adjustments prescribed by this Section 3.12 for the actions described above would not be fair to Participants, the cash amount payable upon the redemption of any Restricted Share Unit will be adjusted in such manner, if any, and at such time, as the Board may determine, but subject in all cases to any necessary regulatory and, if required, shareholder approval.  Failure to take such action by the Board so as to provide for an adjustment on or prior to the effective date of any action by the Company affecting the Restricted Share Units will be conclusive evidence that the Board has determined that it is equitable to make no adjustment in the circumstances.

(f) The Company shall not be required to issue fractional Shares on account of the redemption of Restricted Share Units.  If any fractional interest in a Share would, except for this provision, be deliverable on the redemption of Restricted Share Units, the Company shall, in lieu of delivering any certificate of such fractional interest, satisfy such fractional interest by paying to the Participant or their beneficiary, if applicable, a cash amount equal to the fraction of the Share corresponding to such fractional interest multiplied by the Award Market Value of such Share.

(g) If at any time the Company grants to its shareholders the right to subscribe for and purchase pro rata additional securities of any other corporation or entity, there shall be no adjustments made to the Restricted Share Units in consequence thereof and the Restricted Share Units shall remain unaffected.

(h) The adjustments provided for in this Section 3.12 shall be cumulative.

(i) On the happening of each and every of the foregoing events, the applicable provisions of the Plan and each of them shall, ipso facto, be deemed to be amended accordingly and the Board shall take all necessary action so as to make all necessary adjustments in the number and kind of securities subject to any outstanding Restricted Share Unit (and the Plan) and the exercise price thereof.

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3.13 No Interest. For greater certainty, no interest shall accrue to, or be credited to, a Participant on any amount payable under the Plan.

4. GENERAL

4.1 Amendment, Suspension, or Termination of Plan

(a) Subject to Sections 0~~04.1~~(b) to (c), the Board may, in its sole discretion, at any time and from time to time: (i) amend or suspend the Plan in any way in whole or in part, (ii) amend or discontinue any Restricted Share Units granted under the Plan in any way, and (iii) terminate the Plan, without prior notice to or approval by any Participants or shareholders of the Company.

(b) Any such amendment, suspension, or termination shall not adversely affect the Restricted Share Units previously granted to a Participant at the time of such amendment, suspension or termination, without the consent of the affected Participant.

(c) No modification or amendment to the following provisions of the Plan shall be effective unless and until the Company has obtained the approval of the shareholders of the Company in accordance with the rules and policies of the Stock Exchange:

(a) the number of Shares reserved for issuance under the Plan (including a change from a fixed maximum number of Shares to a fixed maximum percentage of Shares);

(b) the definition of "Participant" or the eligibility requirements for participating in the Plan, where such amendment would have the potential of broadening or increasing Insider participation;

(c) the extension of any right of a Participant under the Plan beyond the date on which such right would originally have expired, which benefits an Insider of the Company;

(d) any amendment to permit Restricted Share Units to be transferred other than for normal estate settlement purposes;

(e) a change in the Insider participation limits of this Plan which would result in shareholder approval being required on a disinterested basis; or

(f) the terms of this Section 4.1.

(d) No amendment, suspension or discontinuance of the Plan or of any granted Restricted Share Unit may contravene the requirements of the Stock Exchange or any securities commission or regulatory body to which the Plan or the Company is now or may hereafter be subject.

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(e) If the Board terminates the Plan, no new Restricted Share Units will be credited to the account of a Participant (other than pursuant to Section 3.2(b)), but previously credited Restricted Share Units shall be redeemed in accordance with the terms and conditions of the Plan existing at the time of termination. The Plan will finally cease to operate for all purposes when the last remaining Participant receives the Redemption Value for all Restricted Share Units recorded in the Participant's account or the last of such Restricted Shares Units is cancelled pursuant to Section 3.7(a), whichever occurs last.  Termination of the Plan shall not affect the ability of the Board to exercise the powers granted to it hereunder with respect to Restricted Share Units granted under the Plan prior to the date of such termination.

4.2 Compliance with Laws

(a) The administration of the Plan, including the Company's issuance of any Restricted Share Units or its obligation to make any payments or issuances of securities in respect thereof, shall be subject to and made in conformity with all Applicable Laws and the policies of the Company relating to insider trading and "blackout" periods.

(b) Each Participant shall acknowledge and agree (and shall be conclusively deemed to have so acknowledged and agreed by participating in the Plan) that the Participant shall, at all times, act in strict compliance with the Plan and all Applicable Laws, including, without limitation, those governing "insiders" of "reporting issuers" as those terms are construed for the purposes of applicable securities laws, regulations and rules.

(c) In the event that the Committee recommends and the Board, after consultation with the Company's Chief Financial Officer and/or external auditors, determines that it is not feasible or desirable to honour an election in favour of Restricted Share Units or to honour any other provision of the Plan (other than the Redemption Date) under generally accepted accounting principles as applied to the Plan and the accounts established under the Plan for each Participant, the Committee shall recommend and the Board shall make such changes to the Plan as the Board reasonably determines, after consultation with the Company's Chief Financial Officer and/or external auditors, are required in order to avoid adverse accounting consequences to the Company with respect to the Plan and the accounts established under the Plan for each Participant, and the Company's obligations under the Plan shall be satisfied by such other reasonable means as the Board shall in its good faith determine.

4.3 Reorganization of the Company. The existence of any Restricted Share Units shall not affect in any way the right or power of the Company or its shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Company's capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Company or to create or issue any bonds, debentures, shares or other securities of the Company or the rights and conditions attaching thereto or to effect the dissolution or liquidation of the Company or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

4.4 General Restrictions and Assignment

(a) Except as required by law, the rights of a Participant under the Plan are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the Participant.

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(b) The rights and obligations of the Company under the Plan may be assigned by the Company to a successor in the business of the Company.

4.5 No Right to Service. Neither participation in the Plan nor any action taken under the Plan shall give or be deemed to give any Participant a right to continue as a Director or Senior Executive or to continued employment with the Company or a Subsidiary and shall not interfere with any right of the Directors to terminate a Senior Officer's or Key Employee's office or employment with the Company or a Subsidiary at any time.

4.6 No Shareholder Rights. Restricted Share Units are not Shares and under no circumstances shall Restricted Share Units be considered Shares.  Restricted Share Units shall not entitle any Participant to any rights attaching to the ownership of Shares, including, without limitation, voting rights, dividend entitlement or rights on liquidation, nor shall any Participant be considered the owner of any Shares by virtue of the award of Restricted Share Units.

4.7 Units Non-Transferable. Restricted Share Units are non-transferable (except to a Participant's estate as provided in the Plan).

4.8 Unfunded and Unsecured Plan. The Company shall not be required to fund, or otherwise segregate assets to be used for required payments under the Plan.  Unless otherwise determined by the Board, the Plan shall be unfunded and the Company will not secure its obligations under the Plan. To the extent any Participant or their estate holds any rights by virtue of a grant of Restricted Share Units under the Plan, such rights (unless otherwise determined by the Board) shall have no greater priority than the rights of an unsecured creditor of the Company.

4.9 No Other Benefit. No amount will be paid to, or in respect of, a Participant under the Plan to compensate for a downward fluctuation in the price of a Share, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.

4.10 Governing Law. The Plan shall be governed by, and interpreted in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein, without regard to principles of conflict of laws.

4.11 Section 409A.  It is intended that Restricted Share Units granted under the Plan shall comply with or be exempt from Section 409A, and all provisions of this Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A.  Notwithstanding anything in the Plan to the contrary, the following will apply with respect to the rights and benefits of U.S. Participants under the Plan:

(a) Except as permitted under Section 409A, any deferred compensation (within the meaning of Section 409A) payable to or for the benefit of a U.S. Participant may not be reduced by, or offset against, any amount owing by the U.S. Participant to the Company or any of its Affiliates.

(b) A U.S. Participant's status as a specified employee shall be determined by the Company as required by Section 409A on a basis consistent with the regulations under Section 409A and such basis for determination will be consistently applied to all plans, programs, contracts, agreements, etc. maintained by the Company that are subject to Section 409A.

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(c) Each U.S. Participant, any beneficiary or the U.S. Participant's estate, as the case may be, is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such U.S. Participant in connection with this Plan (including any taxes and penalties under Section 409A), and neither the Company nor any Affiliate shall have any obligation to indemnify or otherwise hold such U.S. Participant or beneficiary or the U.S. Participant's estate harmless from any or all of such taxes or penalties.

(d) In the event that the Board determines that any amounts payable hereunder will be taxable to a Participant under Section 409A prior to payment to such Participant of such amount, the Company may (i) adopt such amendments to the Plan and Restricted Share Units and appropriate policies and procedures, including amendments and policies with retroactive effect, that the Board determines necessary or appropriate to preserve the intended tax treatment of the benefits provided by the Plan and Restricted Share Units hereunder and/or (ii) take such other actions as the Board determines necessary or appropriate to avoid or limit the imposition of an additional tax under Section 409A.

(e) In the event the Company terminates the Plan in accordance with the terms hereof, the time and manner of payment of amounts that are subject to 409A will be made in accordance with the rules under 409A.  The Plan will not be terminated except as permitted under 409A.

4.12 Interpretation. In this text, words importing the singular meaning shall include the plural and vice versa, and words importing the masculine shall include the feminine gender.

4.13 Severability. The invalidity or unenforceability of any provision of this Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from this Plan.

APPROVED by the Board of Avalon Advanced Materials Inc. on December 1, 2020

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